MGIC Investment Corporation

Notice of 2009 Annual Meeting and Proxy Statement

2008 Annual Report to Shareholders

MGIC Investment Corporation

April 13, 2009

Dear Shareholder:

It is my pleasure to invite you to attend our Annual Meeting of Shareholders to be held on Thursday, May 14, 2009, at the Marcus Center for the Performing Arts in Milwaukee, Wisconsin.

At our meeting this year, we will ask shareholders to elect four directors to our Board of Directors and ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2009. We will also report on our business.

Your vote is important. Even if you plan to attend the meeting, we encourage you to sign the enclosed proxy card for voting your shares. Please read our Proxy Statement for more information about our meeting and the voting process.

Our Annual Report to Shareholders follows the Proxy Statement in this booklet.

Sincerely,

Curt S Culver

Curt S. Culver
Chairman and
Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 14, 2009: Our Proxy Statement and 2008 Annual Report to Shareholders are available free of charge at http://mtg.mgic.com/proxyinfo.

MGIC Investment Corporation

Notice of Annual Meeting of Shareholders
To Be Held On
May 14, 2009

To Our Shareholders:

The Annual Meeting of Shareholders of MGIC Investment Corporation will be held at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, on May 14, 2009, at 9:00 A.M., to vote on the following matters:

(1) Election of four directors, each for a three-year term;

(2) Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2009; and

(3) Any other matters that properly come before the meeting.

Only shareholders of record at the close of business on March 13, 2009 will be entitled to vote at the annual meeting and any postponement or adjournment of the meeting.

By Order of the Board of Directors

Jeffrey H. Lane, Secretary
April 13, 2009

YOUR VOTE IS IMPORTANT
PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD

MGIC INVESTMENT CORPORATION

P.O. Box 488,
MGIC Plaza,
Milwaukee, WI 53201

Proxy Statement

Our Board of Directors is soliciting proxies for the Annual Meeting of Shareholders to be held at 9:00 A.M., Thursday, May 14, 2009, at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, and at any postponement or adjournment of the meeting. This proxy statement and the enclosed form of proxy are being mailed to shareholders beginning on approximately April 13, 2009. Our Annual Report to Shareholders for the fiscal year ended December 31, 2008, which follows the proxy statement in this booklet, is a separate report and is not part of this proxy statement. If you have any questions about attending our annual meeting, you can call our Senior Vice President — Investor Relations at (414) 347-6480.

About the Meeting and Proxy Materials

What is the purpose of the annual meeting?

At our annual meeting, shareholders will act on the matters outlined in our notice of meeting on the preceding page, including the election of directors and ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2009. In addition, management will report on our performance during the last year and, after the meeting, respond to questions from shareholders.

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on March 13, 2009, the record date for the meeting, are entitled to receive notice of and to participate in the annual meeting. For each share of Common Stock that you held on that date, you are entitled to one vote on each matter considered at the meeting. On the record date, 125,085,652 shares of Common Stock were outstanding and entitled to vote.

What is a proxy?

A proxy is another person you legally designate to vote your shares. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

How do I vote my shares?

If you are a shareholder of record, meaning your shares are registered directly in your name with Wells Fargo Bank Minnesota, N.A., our stock transfer agent, you may vote your shares by completing, signing and returning the enclosed proxy card in the envelope provided. If you attend the meeting, you may withdraw your proxy and vote your shares in person.

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, your broker or nominee has enclosed or provided a vote instruction form for you to use to direct the broker or nominee how to vote your shares.

If you hold shares as a participant in our Profit Sharing and Savings Plan and Trust, you may use the enclosed proxy card to instruct the plan trustee how to vote those shares. The trustee will vote shares held in your account in accordance with your instructions and the plan terms. The plan trustee may vote the shares for you if your proxy card is not received at least five days before the annual meeting date.

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record, you can revoke your proxy at any time before your shares are voted by advising our corporate Secretary in writing, by submitting a signed proxy with a later date, or by voting in person at the meeting. If your shares are held in street name by a broker, bank or nominee, or in our Profit Sharing and Savings Plan and Trust, you must follow the instructions of the broker, bank, nominee or plan trustee on how to change your vote.

How are the votes counted?

A quorum is necessary to hold the meeting and will exist if a majority of the 125,085,652 shares of Common Stock outstanding on the record date are represented, in person or by proxy, at the meeting. Votes cast by proxy or in person at the meeting will be counted by Wells Fargo Bank Minnesota, N.A., which has been appointed by our Board to act as inspector of election for the meeting.

Shares represented by proxy cards marked "Abstain" will be counted to determine the presence of a quorum, but will not be counted as votes for or against any matter. "Broker non-votes," which occur when a broker or other nominee does not have authority to vote on a particular matter without instructions from the beneficial owner of the shares and has not received such instructions, will be counted for quorum purposes but will be not be counted as votes for or against any matter.

What are the Board's recommendations?

Our Board of Directors recommends a vote **FOR** all of the nominees for director (Item 1) and **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2009 (Item 2).

If you sign and return a proxy card without specifying how you want your shares voted, the named proxies will vote your shares in accordance with the recommendations of the Board for all Items and in their best judgment on any other matters that properly come before the meeting.

Will any other items be acted upon at the annual meeting?

The Board does not know of any other business to be presented at the annual meeting. No shareholder proposals will be presented at this year's annual meeting.

What are the deadlines for submission of shareholder proposals for the next annual meeting?

Shareholders may submit proposals on matters appropriate for shareholder action at future annual meetings by following the SEC's rules. Proposals intended for inclusion in next year's proxy materials must be received by our Secretary no later than December 14, 2009.

Under our Bylaws, a shareholder who wants to bring business before the annual meeting that has not been included in the proxy materials for the meeting, or who wants to nominate directors at the meeting, must be eligible to vote at the meeting and give written notice of the proposal to our corporate Secretary. The procedures contained in our Bylaws include giving notice to our Secretary at least 45 and not more than 70 days before the first anniversary of the date set forth in our proxy statement for the prior Annual Meeting as the date on which we first mailed such proxy materials to shareholders. For the 2010 annual meeting, the notice must be received by the Secretary no later than February 27, 2010, and no earlier than February 2, 2010. For director nominations, the notice must comply with our Bylaws and provide the information required to be included in the proxy statement for individuals nominated by our Board. For any other proposals, the notice must describe the proposal and why it should be approved, identify any material interest of the shareholder in the matter, and include other information required by our Bylaws.

Who pays to prepare, mail and solicit the proxies?

We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, our employees may solicit proxies by telephone, email, facsimile or personal interview. We have also engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of $11,000, plus expenses, including charges by brokers, banks and other nominees to forward proxy materials to the beneficial owners of our Common Stock.

Stock Ownership

The following table identifies the beneficial owners of more than 5% of our Common Stock as of December 31, 2008 based on information filed with the SEC, or a later date if a subsequent SEC filing was made before March 20, 2009. The table also shows the amount of our Common Stock beneficially owned by our named executive officers and all directors and named executive officers as a group. Unless otherwise noted, the parties listed in the table have sole voting and investment power over their shares, and information regarding our directors and named executive officers is given as of March 13, 2009.

Name	Shares Beneficially Owned	Percent of Class
Old Republic International Corporation 307 North Michigan Avenue Chicago, IL 60601[(1)]	18,641,059	14.9%
Eastbourne Capital Management, L.L.C 1101 Fifth Avenue, Suite 370 San Rafael, CA 94901[(2)]	18,500,000	14.8%
FMR, LLC 82 Devonshire Street Boston, Massachusetts 02109[(3)]	12,971,562	10.4%
ClearBridge Advisors, LLC 620 8th Avenue New York, New York 10018[(4)]	6,426,205	5.1%
Curt S. Culver[(5)]	1,045,355	*
J. Michael Lauer[(5)]	500,322	*
Lawrence J. Pierzchalski[(5)]	301,118	*
Patrick Sinks[(5)]	256,587	*
Jeffrey H. Lane[(5)]	225,698	*
All directors and executive officers as a group (17 persons)[(5)(6)]	3,484,536	2.8%

* Less than 1%

(1) Old Republic International Corporation, which reported ownership on behalf of itself and several of its wholly owned subsidiaries as of January 23, 2009, reported that it had shared voting and investment power for all of the shares. Old Republic International Corporation owns Republic Mortgage Insurance Corporation, which is one of our competitors.

(2) The SEC filing regarding these shares reported ownership as of March 12, 2009. In that SEC filing, Richard Jon Barry and Eastbourne Capital Management stated that the filing was made jointly as a group, but disclaimed membership in a group, within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended. Mr. Barry and Eastbourne Capital Management have shared voting and investment power for all of the shares. Black Bear Offshore Master Fund, L.P. joined the SEC filing made by Mr. Barry and Eastbourne Capital Management. However, Black Bear Offshore disclaimed membership in a group, within the meaning of Rule 13d-5(b), with Mr. Barry and Eastbourne Capital Management or any other person or entity. In the filing, Black Bear Offshore also disclaimed that it is the beneficial owner (as defined in Rule 13(d)-3 under the Securities Exchange Act of 1934, as amended), of any of these shares. Black Bear Offshore shares voting and investment power for 12,999,978 of the shares with Mr. Barry and Eastbourne Capital Management. Black Bear Offshore's address is c/o CITCO Fund Services (Cayman Islands) Limited Corporate Centre, West Bay Road, P.O. Box 31106-SMB, Grand Cayman, Cayman Islands.

(3) These shares are beneficially owned by Fidelity Management & Research Company ("Fidelity"), a registered investment adviser and wholly-owned subsidiary of FMR LLC. Edward C. Johnson 3d and FMR LLC, through their control of Fidelity and the investment companies for which Fidelity acts as investment adviser ("Funds"), each has sole investment power as to these shares; the Funds' Boards of Trustees have sole voting power as to such shares. The shares listed include 4,777,780 shares resulting from the assumed conversion of $64.5 million principal amount of the Company's 9% Convertible Junior Subordinated Debentures.

(4) ClearBridge Advisors reported that it had sole voting power for 5,845,210 shares, no voting power with respect to the remaining shares and sole investment power for all of the shares.

(5) Includes shares that could be purchased on the record date or within 60 days thereafter by exercise of stock options granted to the executive officers: Mr. Culver — 580,000; Mr. Lauer — 194,000; Mr. Sinks — 79,700; Mr. Pierzchalski — 194,000; Mr. Lane — 120,350; and all executive officers as a group — 1,291,150. Also includes shares held in our Profit Sharing and Savings Plan and Trust by the executive officers: Mr. Culver — 12,673; Mr. Lauer — 53,182; Mr. Sinks — 11,712; and all executive officers as a group — 195,215. Also includes restricted shares over which the executive officer has sole voting power but no investment power: Mr. Culver — 155,219; Mr. Lauer — 20,709; Mr. Sinks — 94,241; Mr. Pierzchalski — 54,584; Mr. Lane — 24,557; and all executive officers as a group — 368,830. Excludes shares underlying restricted stock units ("RSUs") that cannot be settled in Common Stock within 60 days of the record date: Mr. Culver — 373,856; Mr. Lauer — 152,097; Mr. Sinks — 218,660; Mr. Pierzchalski — 118,077; Mr. Lane — 147,237; and all executive officers as a group — 1,148,898. Also includes shares for which voting and investment power are shared as follows: Mr. Lauer — 230,911; and all directors and executive officers as a group — 253,423.

(6) Includes an aggregate of 467,987 share units and 91,863 shares underlying RSUs held by our non-employee directors. Our directors have neither investment nor voting power over these share units and RSUs. Also includes an aggregate of 463,164 restricted shares held by all directors and executive officers as a group. The beneficial owners have sole voting power but no investment power over the restricted shares.

Item 1 — *Election of Directors*

Our Board of Directors is divided into three classes, with directors in each class serving for a term of three years. One class of directors is elected at each annual meeting. The Board, upon the recommendation of the Management Development, Nominating and Governance Committee, has nominated four directors for re-election to the Board to serve until our 2012 annual meeting of shareholders. If any nominee is not available for election, proxies will be voted for another person nominated by the Board or the size of the Board will be reduced.

Under our Bylaws, written notice of nominations for director by shareholders was required to be provided to the Secretary by February 25, 2009. Because no notice was received by the deadline, shareholders may not make any nominations for election to the Board at the annual meeting.

Shareholder Vote Required

Each nominee who receives a plurality of the votes cast at the meeting will be elected a director. Only votes cast for a nominee will be counted. Votes cast include votes under proxies which are signed and do not have contrary voting instructions. Broker non-votes, abstentions and instructions on the proxy card to withhold authority to vote for one or more of the nominees will be disregarded in the calculation of a plurality of the votes cast. However, under our Bylaws, in an uncontested election (which is an election in which the number of candidates does not exceed the number of directors to be elected) any director elected by less than a "Majority Vote" is required to send our Board a resignation. The effectiveness of any such resignation will be contingent upon Board acceptance. The Board will accept or reject any such resignation in its discretion after receiving a recommendation made by our Management Development, Nominating and Governance Committee. "Majority Vote" means that when there is a quorum present, more than 50% of the votes cast in the election of such director were "for" the election of such director, with votes cast being equal to the total of the votes "for" the election of such director plus the votes "withheld" from the election of such director. Beginning at our 2010 annual meeting of shareholders, in uncontested elections only director nominees who receive a Majority Vote will be elected as a director.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE NOMINEES. PROXIES WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.

Information about our directors, four of whom are nominees for election at the annual meeting, appears below. The biographical information is as of February 1, 2009.

NOMINEES FOR DIRECTOR
Term Ending 2012

Shares Beneficially Owned[1]



Karl E. Case, 62, a Director since 1991, is the Katharine Coman and A. Barton Hepburn Professor of Economics at Wellesley College where he has taught since 1976. Dr. Case has been Visiting Scholar at the Federal Reserve Bank of Boston since 1985. He is also a director of The Depositors Insurance Fund of Massachusetts.

70,718[2][3]



Curt S. Culver, 56, a Director since 1999, has been our Chairman of the Board since January 2005 and our Chief Executive Officer since January 2000. He served as our President from January 1999 to January 2006. Mr. Culver has been Chief Executive Officer of Mortgage Guaranty Insurance Corporation (MGIC) since January 1999 and held senior executive positions with MGIC for more than five years before then. He is also a director of Wisconsin Electric Power Company and Wisconsin Energy Corporation.

1,045,355[4]



William A. McIntosh, 69, a Director since 1996, was an executive committee member and a managing director at Salomon Brothers Inc., an investment banking firm, when he retired in 1995 after 35 years of service. He is also a director of Northwestern Mutual Series Fund Inc.

88,831[2][3]

Shares Beneficially Owned[1]



Leslie M. Muma, 64, a Director since 1995, is retired and was Chief Executive Officer of Fiserv, Inc., a financial industry automation products and services firm from 1999 until December 2005. Before serving as Fiserv's Chief Executive Officer, he was its President for many years.

112,105[2][3][5]

DIRECTORS CONTINUING IN OFFICE

Term Ending 2010



James A. Abbott, 69, a Director since 1989, has been Chairman and a principal of American Security Mortgage Corp., a mortgage banking firm, since June 1999. He served as President and Chief Executive Officer of First Union Mortgage Corporation, a mortgage banking company, from January 1980 to December 1994.

70,236[2][3]



Thomas M. Hagerty, 46, a Director since 2001, has been a managing director with Thomas H. Lee Partners, L.P. and its predecessor Thomas H. Lee Company, a private investment firm, since 1992 and has been with the firm since 1988. Mr. Hagerty previously was in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. He is also a director of Ceridian Corporation, Fidelity National Financial, Inc., Fidelity National Information Services, Inc. and MoneyGram International, Inc.

79,653[3]



Michael E. Lehman, 58, a Director since 2001, has been Executive Vice President and Chief Financial Officer of Sun Microsystems, Inc., a provider of computer systems and professional support services, since February 2006. From July 2000 to September 2002, when he retired from full time employment, he was Executive Vice President of Sun Microsystems; he was its Chief Financial Officer from February 1994 to July 2002, and held senior executive positions with Sun Microsystems for more than five years before then.

41,438[3]

DIRECTORS CONTINUING IN OFFICE
Term Ending 2011

Shares Beneficially Owned[1]



David S. Engelman, 71, a Director since 1993, has been a private investor for more than five years. He was President and Chief Executive Officer, on an interim basis, of Fleetwood Enterprises, Inc., a manufacturer of recreational vehicles and manufactured housing, from February to August 2002. He is also a director of Fleetwood Enterprises, Inc. — 68,621[2][3][6]



Kenneth M. Jastrow, II, 61, a Director since 1994, is the non-executive Chairman of the Board of Forestar Group Inc. ("Forestar"), which is engaged in various real estate businesses. From January 2000 until December 28, 2007, when Temple-Inland Inc. ("TI") completed the spin-off of Forestar, Mr. Jastrow was the Chairman and Chief Executive Officer of TI, a holding company which during Mr. Jastrow's tenure had interests in paper, forest products, financial services and real estate. He is also a director of KB Home. — 95,092[2][3]



Daniel P. Kearney, 69, a Director since 1999, is a business consultant and private investor. Mr. Kearney served as Executive Vice President and Chief Investment Officer of Aetna, Inc., a provider of health and retirement benefit plans and financial services, from 1991 to 1998. He was President and Chief Executive Officer of the Resolution Trust Corporation Oversight Board from 1990 to 1991, a principal of Aldrich, Eastman & Waltch, Inc., a pension fund advisor, from 1988 to 1989, and a managing director at Salomon Brothers Inc., an investment banking firm, from 1977 to 1988. He is also a director of Fiserv, Inc. and MBIA, Inc. — 130,452[3]



Donald T. Nicolaisen, 64, a Director since 2006, was the Chief Accountant of the United States Securities and Exchange Commission from September 2003 to November 2005, when he retired from full time employment. Prior to joining the SEC, he was a Senior Partner at PricewaterhouseCoopers LLP, an accounting firm that he joined in 1967. He is also a director of Verizon Communications Inc., Morgan Stanley and Zurich Financial Services Group. — 66,625[3]

---

(1) Ownership information is as of March 13, 2009. Unless otherwise noted, all directors have sole voting and investment power with respect to the shares. Common Stock beneficially owned by each director represents less than 1% of the total number of shares outstanding.

(2) Includes 2,000 shares held under our 1993 Restricted Stock Plan for Non-Employee Directors. The directors have sole voting power and no investment power over these shares.

(3) Includes shares underlying RSUs as follows: Mr. Abbott — 3,050; Dr. Case — 3,050; Mr. Engelman — 3,050; Mr. Hagerty — 3,050; Mr. Jastrow — 3,050; Mr. Kearney — 3,050; Mr. Lehman — 3,050; Mr. McIntosh — 3,050; Mr. Muma — 3,050; and Mr. Nicolaisen — 1,700. Such units were issued pursuant to our RSU award program (See "Compensation of Directors— Former RSU Award Program") and could be settled in shares of Common Stock within 60 days of the record date.

Also includes the following RSUs, which are held under the Deposit Share Program for Non-Employee Directors under our 2002 Stock Incentive Plan (See "Compensation of Directors — Former Deposit Share Program") and could be settled in shares of Common Stock within 60 days of the record date: Mr. Abbott — 1,491; Mr. Hagerty — 17,105; Mr. Jastrow — 19,769; Mr. Kearney — 5,733; Mr. Muma — 4,098; and Mr. Nicolaisen — 14,517. Directors have neither voting nor investment power over the shares underlying any of these units.

Also includes shares held under the Deposit Share Program for Non-Employee Directors under our 1991 Stock Incentive Plan and 2002 Stock Incentive Plan as follows: Mr. Abbott — 14,245; Dr. Case — 14,529; Mr. Engelman — 23,740; Mr. Jastrow — 6,733; Mr. Kearney — 18,375; Mr. McIntosh — 29,675; and Mr. Muma — 14,101. Directors have sole voting power and no investment power over these shares.

Also includes share units held under our Deferred Compensation Plan (See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units") over which the directors have neither voting nor investment power, as follows: Mr. Abbott — 32,258; Dr. Case — 49,484; Mr. Engelman — 32,258; Mr. Hagerty — 51,317; Mr. Jastrow — 62,394; Mr. Kearney — 64,186; Mr. Lehman — 33,639; Mr. McIntosh — 32,258; Mr. Muma — 59,966; and Mr. Nicolaisen — 50,226.

(4) Includes 580,000 shares which Mr. Culver had the vested right to acquire as of March 13, 2009, or which become vested within sixty days thereafter under options granted to Mr. Culver; 12,673 shares held in our Profit Sharing and Savings Plan and Trust; and 155,219 restricted shares awarded under our 2002 Stock Incentive Plan, over which Mr. Culver has sole voting power but no investment power. Excludes 373,856 shares underlying RSUs awarded under our 2002 Stock Incentive Plan over which he has neither voting nor investment power.

(5) Includes 9,132 shares owned by a trust of which Mr. Muma is a trustee and a beneficiary and as to which Mr. Muma disclaims beneficial ownership except to the extent of his interest in the trust.

(6) Includes 1,569 shares owned by a trust of which Mr. Engelman is a trustee and a beneficiary and as to which Mr. Engelman disclaims beneficial ownership except to the extent of his interest in the trust. Voting and investment power are shared for all shares owned by the trust.

Corporate Governance and Board Matters

Board Attendance

The Board of Directors held 8 formal meetings during 2008. In addition, the Board held 3 informal update sessions. Each director attended at least 90% of the meetings of the Board and Committees of the Board on which he served during 2008, except for Mr. Hagerty who attended less than 75% of such meetings. Mr. Hagerty's absence from these meetings was at our suggestion. We made our suggestion because we had asked his firm, Thomas H. Lee Partners, L.P., to consider providing capital to us when we were contemplating raising from private equity sources the capital that we ultimately raised in the spring of 2008 in the public market and in the non-public market from non-private equity sources. We also made our suggestion because we were considering a sale of our remaining interest in our Sherman joint venture in a transaction with Sherman's management in which Mr. Hagerty's firm would have participated. The annual meeting of shareholders is scheduled in conjunction with a Board meeting and directors are expected to attend the annual meeting. All of our directors attended our 2008 annual meeting of shareholders.

Corporate Governance Guidelines and Code of Business Conduct

The Board has adopted Corporate Governance Guidelines which cover the Board's composition, meeting process, director independence, committee structure and functions, CEO succession planning and director compensation. Among other things, pursuant to the Corporate Governance Guidelines, at the January and October Board meetings and at any additional times determined by the Board, the Board will meet in executive session without the presence of any member of our management. For a number of years, including 2008, the Board has met in executive session after each Board meeting at which directors were present in person. The Chairman of the Management Development, Nominating and Governance Committee presides at these sessions. The Corporate Governance Guidelines also provide that a director who retires from his principal employment or joins a new employer shall offer to resign from the Board and a director who is an officer of MGIC and leaves MGIC must resign from the Board.

We have a Code of Business Conduct emphasizing our commitment to conducting our business in accordance with legal requirements and high ethical standards. The Code applies to all employees, including our executive officers, and specified portions are applicable to our directors. Among other things, the Code prohibits us from entering into transactions in which our employees or their immediate family members have a material financial interest (either directly or through a company with which the employee has a relationship) unless all of the following conditions are satisfied:

- the terms of the contract or transaction are fair and equitable, at arm's length and are not detrimental to our interests;
- the existence and nature of the interests of the employee are fully disclosed to and approved by the appropriate person; and
- the interested employee has not participated on our behalf in the consideration, negotiation or approval of the contract or transaction.

Under the Code, contracts and transactions involving a "Senior Financial Officer," an executive officer or any related party may not be entered into prior to disclosure to, and approval of, our Audit Committee. Similarly, the Code requires Audit Committee approval of all transactions with any director or any related party, other than transactions involving the provision of goods or services in the ordinary course of business of both parties. The Code contemplates that our non-employee directors will disclose all transactions between us and parties related to the director, even if they are in the ordinary course of business.

Our Corporate Governance Guidelines and our Code of Business Conduct are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these documents are available to any shareholder who submits a written request to our Secretary. The description above of the portion of our Code of Business Conduct that applies to transactions is subject to the actual terms of the Code. We intend to disclose on our website any waivers and amendments to our Code of Business Conduct that are required to be disclosed under Item 5.05 of Form 8-K.

Communicating with the Board

Shareholders and other interested persons can communicate with the members of the Board, the non-management members of the Board as a group or the Chairperson of the Management Development, Nominating and Governance Committee, by sending a written communication to our corporate Secretary, addressed to: MGIC Investment Corporation, Secretary, P.O. Box 488, Milwaukee, WI 53201. The Secretary will pass along any such communication, other than a solicitation for a product or service, to the Chairperson of the Management Development, Nominating and Governance Committee.

Director Independence

Our Corporate Governance Guidelines regarding director independence provide that a director is not independent if the director has any specified disqualifying relationship with us. The disqualifying relationships are equivalent to those of the independence rules of the New York Stock Exchange, except that our disqualification for board interlocks is more stringent than under the NYSE rules. Also, for a director to be independent under the Guidelines, the director may not have any material relationship with us. For purposes of determining whether a disqualifying or material relationship exists, we consider relationships with MGIC

Investment Corporation and its consolidated subsidiaries. Our Corporate Governance Guidelines are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links.

In February 2009, the Board determined that all of our directors are independent under the Guidelines and the NYSE rules, except for Mr. Culver, our CEO. The Board made its determination by considering that no disqualifying relationships existed during the periods specified under the Guidelines and the NYSE rules. To determine that there were no material relationships, the Board applied categorical standards that it had adopted. All independent directors met these standards. Under these standards, a director is not independent if payments under transactions between us and a company of which the director is an executive officer or 10% or greater owner exceeded the greater of $1 million or 1% of the other company's gross revenues. Payments made to and payments made by us are considered separately, and this quantitative threshold is applied to transactions that occurred in the three most recent fiscal years of the other company. Also under these standards, a director is not independent if during our last three fiscal years the director:

- was an executive officer of a charity to which we made contributions, or
- was an executive officer or member of a law firm or investment banking firm providing services to us, or
- received any direct compensation from us other than as a director, or if during such period a member of the director's immediate family received compensation from us.

In making its independence determinations, the Board considered mortgage insurance premiums received by us on loans for which American Security Mortgage Corp. (of which Mr. Abbott is the Chairman and a principal) was the original insured and our provision of contract underwriting services to American Security Mortgage Corp. These transactions were below the quantitative threshold noted above and were entered into in the ordinary course of both our and American Security Mortgage Corp.'s business.

Committees

The Board has five committees: Audit; Management Development, Nominating and Governance; Risk Management; Securities Investment; and Executive. Information regarding these Committees is provided below. The charters of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these charters are available to any shareholder who submits a written request to our Secretary.

Audit Committee

The members of the Audit Committee are Messrs. Lehman (Chairman), Kearney and McIntosh. The Board's determination that each of these directors meets all applicable independence requirements took account of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended. The Board has determined that Mr. Lehman is an "audit committee financial expert" as that term is defined in Regulation S-K of the Securities Exchange Act of 1934, as amended. The Committee met 15 times during 2008.

Audit Committee Report

The Audit Committee assists the oversight by the Board of Directors of the integrity of MGIC Investment Corporation's financial statements, the effectiveness of its system of internal controls, the qualifications, independence and performance of its independent accountants, the performance of its internal audit function, and its compliance with legal and regulatory requirements. As provided in the Audit Committee Charter, the ultimate responsibility for the integrity, completeness and fairness of MGIC Investment Corporation's financial statements and the effectiveness of its internal controls rests with MGIC Investment Corporation's management. The Charter provides that the independent accountants are intended to be the primary check on management's performance in this regard. The ultimate responsibility for MGIC Investment Corporation's compliance with legal and regulatory requirements also rests with MGIC Investment Corporation's management.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP (PwC), MGIC Investment Corporation's independent registered public accounting firm, its audited financial statements for the year ended December 31, 2008. The Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended ("Communication with Audit Committees"). The Audit Committee also received from PwC the written disclosures required by the Public Company Accounting Oversight Board's Rule 3526 ("Communication with Audit Committees Concerning Independence") and discussed with PwC their independence from MGIC Investment Corporation and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that MGIC Investment Corporation's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2008, which has been filed with the SEC. These are the same financial statements that appear in MGIC Investment Corporation's Annual Report to Shareholders.

Members of the Audit Committee:

Michael E. Lehman, Chairman
Daniel P. Kearney
William A. McIntosh

Management Development, Nominating and Governance Committee

The members of the Management Development, Nominating and Governance Committee are Messrs. Jastrow (Chairman), Hagerty and Muma. The Committee met 9 times during 2008. The Committee is responsible for overseeing our executive compensation program, including approving corporate goals relating to compensation for our CEO, determining our CEO's annual compensation and approving compensation for our other senior executives. The Committee prepares the Compensation Committee Report and reviews the Compensation Discussion and Analysis included in our proxy statements. The Committee also makes recommendations to the Board regarding the compensation of directors. Although the Committee may delegate its responsibilities to subcommittees, it has not done so.

The materials we provided to the Committee annually include: detailed breakdowns of the total compensation of the named executive officers, including information showing total compensation for at least the previous five years; the amount that our named executive officers realized in at least the previous five years pursuant to sales of shares awarded under equity grants; the total amount of stock, stock options, restricted stock and RSUs held by each named executive officer (restricted stock and RSUs are collectively referred to in this proxy statement as "restricted equity"); and the other compensation information disclosed in this proxy statement under the SEC's rules.

The Committee has retained Frederic W. Cook & Co., a nationally recognized executive compensation consulting firm, to advise it. The Committee retains this compensation consultant to, among other things, help it to evaluate and oversee our executive compensation program and to review the compensation of our directors. The scope of the compensation consultant's services during 2008 is described under "Compensation of Executive Officers — Compensation Discussion and Analysis — Other Matters" below. In providing its services to the Management Development, Nominating and Governance Committee, the compensation consultant regularly interacts with our senior management. The compensation consultant does not provide any other services to us.

The Committee also oversees the CEO succession planning process, and makes recommendations to the Board to fill open director and committee member positions. In addition, the Committee reviews our Corporate Governance Guidelines and oversees the Board's self-evaluation process. Finally, the Committee identifies new director candidates through recommendations from Committee members, other Board members and our executive officers, and will consider candidates who are recommended by shareholders, as described below.

The Committee and the Board believe that a director nominee should have an inquiring and independent mind, sound and considered judgment, high standards of ethical conduct and integrity, and well-respected experience at senior levels of business, academia, government or other fields that will enable the Board to have access to a diverse body of talent and expertise relevant to our activities. The Committee and the Board also believe that a candidate's other time commitments, anticipated tenure on the Board, and whether the candidate will enable the Board to continue to have a substantial majority of independent directors under the Corporate Governance Guidelines must be considered for each candidate.

Shareholders may recommend a candidate for director by submitting background information about the candidate, a description of his or her qualifications and the candidate's consent to the recommendation. If the candidate is to be considered for nomination at the next annual shareholders meeting, the submission must be received by our corporate Secretary in writing no later than December 1 of the year preceding the meeting. Additional information on shareholder nominations is provided under "About the Meeting and Proxy Materials" in response to the question *"What are the deadlines for submission of shareholder proposals for the next annual meeting?"*

The Committee evaluates new director candidates under the criteria described above, as well as other factors the Committee deems relevant, through background reviews, input from others members of the Board and our executive officers, and personal interviews with the candidate. The Committee will evaluate any director candidates recommended by shareholders using the same process and criteria. In determining whether to recommend current Board members as nominees for re-election to the Board, the Committee reviews the directors' Board performance and solicits feedback about the directors from other Board members.

Compensation Committee Interlocks and Insider Participation

Messrs. Jastrow (Chairman), Hagerty and Muma served on the Management Development, Nominating and Governance Committee during 2008. No member of the Management Development, Nominating and Governance Committee during 2008 (1) has ever been one of our officers or employees nor (2) had any relationship with us during 2008 that would require disclosure under Item 404 of the SEC's Regulation S-K.

During 2008, none of our executive officers served as a director or member of the compensation committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of any other entity, one of whose executive officers is or has been a director of ours or a member of our Management Development, Nominating and Governance Committee.

Risk Management Committee

The members of the Risk Management Committee are Dr. Case (Chairman) and Messrs. Abbott, Engelman and Nicolaisen. The Committee met 5 times in 2008. The Committee is responsible for overseeing management's operation of our mortgage insurance business, including reviewing and evaluating with management the insurance programs, rates, underwriting guidelines and changes in market conditions affecting our business.

Securities Investment Committee

The members of the Securities Investment Committee are Messrs. Kearney (Chairman), Engelman and McIntosh. The Committee met 8 times in 2008. The Committee oversees management of our investment portfolio and the investment portfolios of our employee benefit plans for which the plan document does not assign responsibility to other persons. The Committee also makes recommendations to the Board regarding our capital management, including dividend policy, repurchase of shares and external funding.

Executive Committee

The Executive Committee provides an alternative to convening a meeting of the entire Board should a matter arise between Board meetings that requires Board authorization. The members of the Committee are Messrs. Culver (Chairman), Jastrow and Muma. The Committee did not meet in 2008 and did not meet in any of the five prior years. The Committee is established under our Bylaws and has all authority that the Board may exercise with the exception of certain matters that under the Wisconsin Business Corporations Law are reserved to the Board itself.

Compensation Of Directors

Under our Corporate Governance Guidelines, compensation of non-employee directors is reviewed periodically by the Management Development, Nominating and Governance Committee. Mr. Culver is our CEO and receives no additional compensation for service as a director and he is not eligible to participate in any of the following programs or plans.

Annual and Meeting Fees: In 2008, our non-employee directors were paid an annual retainer of $45,500 and the Chairpersons of the Audit Committee and other Board committees received additional annual fees of $17,500 and $8,750, respectively. Non-Chairperson directors who were members of the Audit Committee in 2008 received an additional $5,000 annual fee. Our non-employee directors also received $3,000 for each Board meeting attended, and $2,000 for all Committee meetings attended on any one day in 2008. Finally, subject to certain limits, we reimburse directors, and for meetings not held on our premises, their spouses, for travel, lodging and related expenses incurred in connection with attending Board and committee meetings.

Effective in 2009, we changed the annual retainer paid to non-employee directors to $100,000 and changed the additional annual fees paid to the Chairperson of the Audit Committee and other Board Committees to $20,000 and $10,000, respectively. In connection with these changes, and the other changes to director compensation described below, we eliminated payments for the first five Board meetings attended each year and the first five meetings of each Committee attended each year. After such meetings, our non-employee directors will receive $3,000 for each Board meeting attended and $2,000 for all committee meetings attended on any one day.

Deferred Compensation Plan and Annual Grant of Share Units: Our non-employee directors can elect to defer payment of all or part of the annual and meeting fees until the director's death, disability, termination of service as a director or to another date specified by the director. A director who participates in this plan will have his or her deferred compensation account credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year. In 2008 and prior years, our non-employee directors could, as an alternative, elect to have the fees deferred during a quarter translated into share units. Each share unit is equal in value to one share of our Common Stock and is ultimately distributed only in cash. If a director deferred fees into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock.

Effective in 2009, we changed this plan to eliminate the option to defer fees into share units. As a result of this change, all annual and meeting fees deferred by our non-employee directors in 2009 and thereafter will now be deferred into an account credited with the interest described in the previous paragraph.

In addition, we changed this plan to provide a mechanism for an annual grant of share units to each director. These share units vest on April 1 in the year after they are awarded. Share units that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the Deferred Compensation Plan. The Management Development, Nominating and Governance Committee may waive the forfeiture. Dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock (which were eliminated in 2008). In January 2009, each of our non-employee directors was granted share units valued at $100,000, which will vest on April 1, 2010.

Former Deposit Share Program: In 2009, we eliminated the Deposit Share Program, which was previously offered to directors under our 2002 Stock Incentive Plan. In prior years, under the Deposit Share Program a non-employee director was able to purchase shares of Common Stock from us at fair market value which were then held by us. The amount that could be used to purchase shares could not exceed the director's annual and meeting fees for the preceding year. We matched each of these shares with one and one-half shares of restricted stock or, at the director's option, RSUs. A director who deferred annual and meeting fees from the prior year into share units under the plan described above was able to reduce the amount needed to purchase Common Stock by the amount so deferred. For matching purposes, the amount so deferred was treated as if shares had been purchased and one and one-half shares of restricted stock or RSUs were awarded for each such share.

Between 2005 and 2008, the restricted stock and RSUs awarded under the program vested one year after the award. Prior to 2005, vesting occurred on the third anniversary of the award unless a director chose a later date. Except for gifts to family members, the restricted stock could not be transferred prior to vesting; RSUs were not transferable. Awards that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the agreement relating to the awards. The Management Development, Nominating and Governance Committee may waive the forfeiture. All shares of restricted stock and RSUs vest on the director's death and will immediately become vested upon a change in control. RSUs that have vested are settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

Former RSU Award Program: We eliminated the RSU Award Program in 2009. Under the 2008 program, our non-employee directors were each awarded RSUs representing 850 shares of Common Stock. The RSUs vested on or about the first anniversary of the award date, or upon the earlier death of the director. RSUs that have vested will be settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

Former Restricted Stock Plan: Non-employee directors elected to the Board before 1997 were each awarded, on a one-time basis, 2,000 shares of Common Stock under our 1993 Restricted Stock Plan for Non-Employee Directors. The shares are restricted from transfer until the director ceases to be a director by reason of death, disability or retirement, and are forfeited if the director leaves the Board for another reason unless the forfeiture is waived by the plan administrator. In 1997, the Board decided that no new awards of Common Stock would be made under the plan.

Equity Ownership Guidelines: The Management Development, Nominating and Governance Committee has adopted equity ownership guidelines for directors under which each member of the Board is expected to own our equity having a value equal to five times the annual fee for serving on the Board. See "— Annual and Meeting Fees." Equity owned consists of shares owned outright by the director, restricted equity and all vested and unvested share units. For purposes of the ownership guidelines, equity is valued using the average closing price during the year. Directors are expected to achieve the ownership guideline within five years after joining the Board. As of December 31, 2008, all directors except Mr. Lehman met their ownership under the guidelines. Mr. Lehman has never sold any of our shares while he was a director. Mr. Lehman's ownership fell below the guidelines at the end of 2008 compared to the prior year when he met the guidelines because of the decline in the price of our stock.

Other: We also pay premiums for directors and officers liability insurance under which the directors are insureds.

2008 DIRECTOR COMPENSATION

The following table shows the compensation paid to each of our directors in 2008. Mr. Culver, our CEO, is also a director but receives no compensation for service as a director.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)(3)
James A. Abbott	79,500	98,210	177,710
Karl E. Case	88,250	146,700	234,950
David S. Engelman	87,500	143,695	231,195
Thomas M. Hagerty	62,500	135,320	197,820
Kenneth M. Jastrow	96,250	151,202	247,452
Daniel P. Kearney	123,250	181,811	305,061
Michael E. Lehman	117,000	15,713	132,713
William A. McIntosh	111,500	177,068	288,568
Leslie M. Muma	100,500	142,073	242,573
Donald T. Nicolaisen	94,500	130,951	225,451

(1) Each of the following directors elected to defer all the fees shown in this column into share units as described under "Corporate Governance and Board Matters — Compensation of Directors — Deferred Compensation Plan" above as follows: Mr. Case — 14,686 share units; Mr. Hagerty — 11,717 share units; Mr. Jastrow — 15,693 share units; Mr. Kearney — 20,587 share units; Mr. Muma — 15,215 share units and Mr. Nicolaisen — 15,123 share units.

(2) The amounts shown in this column are the amounts that we recognized as a compensation expense under accounting principles generally accepted in the United States ("GAAP"), except that in accordance with the SEC's executive compensation disclosure rules and to avoid double-counting, we have excluded from this column the portion of the awards included in the column titled "Fees Earned or Paid in Cash" and summarized in footnote 1 that were expensed in 2008. See Note 13 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2008 for information regarding the assumptions made in arriving at these amounts. Dividends are paid on all of these restricted shares and RSUs.

All of the compensation expense for stock awards that we recognized in 2008 resulted from stock expensed at values between $10.53 and $62.23 per share. The closing price of our stock at the end of the 2008 was $3.48.

In 2008, our directors were granted three types of equity awards. First, some directors elected to defer their cash fees in the manner described under "Corporate Governance and Board Matters — Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units" above. The number of share units that they received under the Deferred Compensation Plan and the value of these units as of the date of their acquisition are set forth in footnote 1 and the column titled "Fees Earned or Paid in Cash," respectively. Second, each director was awarded RSUs representing 850 shares of Common Stock and with a value (as of the grant date) of $13,566 pursuant to our RSU Award Program described under "Former RSU Award Program" above. Finally, our directors were awarded restricted shares or RSUs granted pursuant to our Deposit Share Program as follows, with each of the values representing the value as of the grant date: Mr. Abbott — 8,547 shares of restricted stock valued at $90,000; Mr. Case — 14,529 shares of restricted stock valued at $152,990; Mr. Engelman — 14,244 shares of restricted stock valued at $149,989; Mr. Hagerty — 13,246 RSUs valued at $139,480; Mr. Jastrow — 15,099 RSUs valued at $158,992; Mr. Kearney — 18,375 shares of restricted stock valued at $193,489; Mr. McIntosh — 17,805 shares of restricted stock valued at $187,487; Mr. Muma — 14,101 shares of restricted stock valued at $148,484; and Mr. Nicolaisen — 14,244 RSUs valued at $149,989. The following directors purchased at fair market value shares of our Common Stock under the Deposit Share Program in order to receive an award of restricted stock: Mr. Abbott — 5,698 shares for $60,000; Mr. Engelman — 9,496 shares for $99,993; and Mr. McIntosh — 11,870 shares for $124,991.

At December 31, 2008, the outstanding stock awards to our directors that have either not vested or have vested but have not been released were: Mr. Abbott — 15,088; Mr. Case — 36,805; Mr. Engelman — 19,294; Mr. Hagerty — 39,214; Mr. Jastrow — 61,688; Mr. Kearney — 59,087; Mr. Lehman — 4,431; Mr. McIntosh — 22,855; Mr. Muma — 50,957; and Mr. Nicolaisen — 34,185.

(3) The following table shows the compensation paid to each of our directors in 2008 (other than Mr. Culver, our CEO, who receives no compensation for service as a director) using the same assumptions used in this table, except (a) the column titled "Fees Earned or Paid in Cash" is split into two columns: "Fees Paid in Cash" and "Fees Paid in Equity;" (b) the values in the column titled "Fees Paid in Equity" are based on the value of our common stock as of December 31, 2008 instead of the dates of the grants of the applicable awards; and (c) the values in the column titled "Stock Awards" are based on the value of our common stock as of December 31, 2008 instead of the dates of the grants of the applicable awards. We believe that the following table is helpful to understand the impact that the decline in our stock price has had on our directors' compensation.

Name	Fees Paid in Cash($)	Fees Paid in Equity($)	Stock Awards($)	Total ($)
James A. Abbott	79,500	—	25,884	105,384
Karl E. Case	—	51,106	41,569	92,675
David S. Engelman	87,500	—	40,782	128,282
Thomas M. Hagerty	—	40,774	38,148	78,922
Kenneth M. Jastrow	—	54,611	43,057	97,668
Daniel P. Kearney	—	71,643	51,880	123,523
Michael E. Lehman	117,000	—	2,712	119,712
William A. McIntosh	111,500	—	50,379	161,879
Leslie M. Muma	—	52,947	40,380	93,327
Donald T. Nicolaisen	—	52,628	40,047	92,675

Compensation Of Executive Officers

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis, or "CD&A," is intended to provide information about our compensation objectives and policies for our chief executive officer, our chief financial officer and our three other most highly compensated executive officers that will place in perspective the information contained in the compensation and related tables that follow this discussion. The Management Development, Nominating and Governance Committee oversees our executive compensation program. In this CD&A, we refer to this committee as the "Committee." Also, our chief executive officer, chief financial officer and the three other most highly compensated executive officers are collectively referred to as the "named executive officers." The terms "we" and "our" refer to the Company. When we refer to our stock value, we use the New York Stock Exchange closing price on the trading day before the specified date.

Objectives of our Executive Compensation Program

Over the years, our executive compensation program has been based on the following objectives.

- We want a strong link between compensation and performance, by the Company and by individual executives.
- We want a substantial portion of total compensation (which is base salary, annual bonus and longer-term incentives) to be in the form of equity.
- We want total compensation to reflect market practices in the sense that our total compensation opportunity is at the market median.

- We limit perquisites (perks) to avoid an entitlement mentality.
- We pay retirement benefits only on current compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value.

How did the compensation we paid to our named executive officers for 2008 reflect these objectives?

- **"We want a strong link between compensation and performance, by the Company and by individual executives."**

No Bonuses for 2008. The Company had a net loss of $518.9 million in 2008. In addition, the sum of the Loss Ratio and the Expense Ratio (these Ratios are discussed under "Components of our Executive Compensation Program — Longer-Term Restricted Equity — Performance Based Restricted Equity" in this CD&A) was not below the 100% performance goal cap. Under the 162(m) bonus plan adopted by the Committee in the first quarter of 2008 (this bonus plan is discussed under "Components of our Executive Compensation Program — Annual Bonus" in this CD&A and covers our named executive officers) if the performance target is not met, no bonuses can be paid under this plan. In the fourth quarter of 2008, before it could be determined whether or not this target would be met, the CEO decided that in view of the Company's expected financial performance for 2008 he would recommend no bonuses be paid to the named executive officers even if the performance goal were met. The Committee retains discretion to pay bonuses to named executive officers outside a 162(m) bonus plan. However, the Committee accepted the CEO's recommendation that it not exercise its discretion and no bonuses for 2008 were paid to these officers.

Salary Freeze. In addition, the Committee accepted the CEO's recommendation to freeze the base salaries of these officers at their 2008 levels.

Limited Vesting of Equity Awards. With the exception of service-vested awards relating to bonuses for years before 2007 that the named executive officers elected to receive in restricted equity and service-vested restricted equity awards made more than four years ago, all awards of restricted equity to the named executive officers vest based on our meeting corporate performance targets. As a result, in 2008 and 2009, only 36% and 44%, respectively, of the grants of restricted equity that were scheduled to vest did vest because of the failure to meet the targets. (In computing these percentages, we assumed ratable vesting over the performance period of longer-term restricted equity.)

Summary Compensation Table Value of Vested Equity Awards Exceeds Stock Value. The restricted equity of the named executive officers that vested in 2008 had in total $0.991 million of stock value at the time of vesting. The Summary Compensation Table includes $3.041 million in compensation attributable to this restricted equity, of which $1.937 million is included in 2006 and $1.104 million is included in 2007. The restricted equity of the named executive officers that vested in 2009 had in total $0.243 million of stock value at the time of vesting. The Summary Compensation Table includes $3.622 million in compensation attributable to this restricted equity, of which $0.591 million is included in each of 2006 and 2007 and $2.440 million is included in 2008.

Negative Stock Option Values. When an option vests, it can be exercised. However, we view option grants as substantively vesting based on corporate performance because a vested option will be exercised and result in actual compensation being received only if the market price of the stock exceeds the exercise price, which was equal to the market price of the stock when the options were granted. We have not granted options since January 2004. The exercise prices of options that first became exercisable in 2008 and 2009 (which expire in January 2010, 2013 and 2014, assuming continued employment) substantially exceeded the stock value at the vesting time referred to in the table below.

	Options First Becoming Exercisable (Vesting) in							
	2008				2009			
	# Shs	Weighted Average Exercise Price(1)	Weighted Average Stock Value(1)	Total Negative Spread(2)	# Shs	Weighted Average Exercise Price(3)	Weighted Average Stock Value(3)	Total Negative Spread(2)
Curt Culver	32,000	$55.95	$15.81	($1,284,640)	86,200	$49.61	$2.02	($4,102,773)
J. Michael Lauer	10,800	$55.95	$15.81	($433,566)	28,800	$49.65	$2.02	($1,371,987)
Patrick Sinks	12,000	$60.03	$16.37	($523,960)	19,700	$54.64	$2.08	($1,035,476)
Lawrence Pierzchalski	10,800	$55.95	$15.81	($433,566)	28,800	$49.65	$2.02	($1,371,987)
Jeffrey Lane	10,800	$55.95	$15.81	($433,566)	22,950	$50.75	$2.03	($1,118,009)
Total				($3,109,298)				($9,000,232)

(1) The exercise prices for these options are $43.70 and $68.20. For each officer, the table shows the weighted average exercise price of his vested options. Some of these options first became exercisable when the stock value was $14.11 and the remainder vested six days later when the value was $17.50 For each officer, the table shows the average stock value on these two dates, weighted for the number of shares underlying options that became exercisable on each date.

(2) Total negative spread is the amount, shown as a negative number, by which the aggregate exercise price exceeds the aggregate stock value at the time shown in the table.

(3) The exercise prices for these options are $45.375 and $68.20. For each officer, the table shows the weighted average exercise price of his vested options. Some of these options first became exercisable when the stock value was $1.96 and the remainder vested two days later when the value was $2.26 For each officer, the table shows the average stock value on these two dates, weighted for the number of shares underlying options that became exercisable on each date.

The options that vested in 2008 had in total $3.1 million of negative spread at the time of vesting. The Summary Compensation Table for 2007 includes over $1.346 million in compensation attributable to these options. The options that vested in 2009 had $9.0 million of negative spread at the time of vesting. The Summary Compensation Table for 2008 includes $0.872 million in compensation attributable to options that vested in 2009.

Other. Prior to awards we made in 2008, our corporate performance goals were based on earnings per share, or EPS, or return on equity, or ROE. For a discussion of the changes we made to our performance goals in 2008, see "Components of our Executive Compensation Program — Longer-Term Restricted Equity" in this CD&A.

For additional information about the impact that our performance had on the total compensation of our named executive officers, see the first table in the section of this proxy statement titled "Compensation And Related Tables."

- **"We want a substantial portion of total compensation (which is base salary, annual bonus and longer-term incentives) to be in the form of equity."**

On average, for each of the named executive officers, restricted equity awarded in February 2008 had a value at the time of the award (assuming all of such equity would vest) of more than 70% of the executive's total compensation for 2008. On January 29, 2009 (we used this date to be consistent with the table below), the value of this restricted equity had declined by 81%.

During 2008 our named executive officers' compensation continued to be materially affected by the decline in the value of restricted equity granted in prior years. The following table shows the decrease, from January 29, 2007 to January 29, 2009, in value of the restricted equity and stock options that they held on January 29, 2007, the day after the last vesting in 2007 occurred.

	Value as of January 29,		
	2007(1)	2008(2)	2009(2)
Curt Culver	$17,911,309	$3,456,129	$537,404
J. Michael Lauer	$ 5,968,036	$1,148,156	$178,207
Patrick Sinks	$ 6,799,064	$1,758,081	$270,177
Lawrence Pierzchalski	$ 5,962,813	$1,146,616	$177,940
Jeffrey Lane	$ 4,617,370	$1,086,277	$167,496

(1) Includes all restricted equity and options held by each officer on this date.

(2) Includes all stock options and restricted equity held as of January 29, 2007 minus restricted equity subsequently forfeited. In each of 2008 and 2009, stock options are valued at zero because the exercise price exceeded the stock value. Each of these officers had shares of restricted stock that vested during these year(s) withheld so that they could be used to pay income taxes due on account of the vesting. The shares withheld are included in the shares held at the January 29, 2007 starting date and are treated as if they continued to be held at January 29, 2008 and 2009 because including them in the two later years avoids an artificial reduction in the values that would be shown in the table were they not included.

- **"We want total compensation to reflect market practices in the sense that our total compensation opportunity is at the market median."**

The total compensation opportunities of our named executive officers range from base salary with no other components of total compensation being paid, to base salary plus maximum bonus and maximum longer-term incentives being paid. Through benchmarking, we want to be at about the middle of our comparison group so that when, as a company, we perform well our named executive officers are paid compensation at about the middle of what the comparison group would be paid for similar performance and when we perform poorly our officers will also be paid at about the middle of what this group would be paid for similar performance. A discussion of benchmarking we have done is contained under "Benchmarking" in this CD&A.

- **"We limit perquisites (perks) to avoid an entitlement mentality."**

Our perks remained minimal in 2008 and are discussed under "Components of our Executive Compensation Program — Perquisites" below.

- **"We pay retirement benefits only on current compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value."**

Our retirement benefits met this objective in 2008 and are discussed under "Pension Plan" below.

Benchmarking

To provide a framework for evaluating compensation levels against market practices, the Committee's compensation consultant periodically provides information from SEC filings for a comparison group of publicly traded companies and we periodically review various published compensation surveys. For a number of years the independent compensation consultant to the Committee has been Frederic W. Cook & Co., which we refer to as FWC.

In October 2006, FWC provided the Committee with a report on the primary components of our executive compensation program (base salary, annual bonus and longer-term incentives). The October 2006 report analyzed our compensation program against a comparison group of companies. The comparison companies were the ones that had been used in a report to the Committee prepared by FWC in October 2004, other than the elimination of companies that were acquired since the October 2004 report. The comparison companies were jointly selected by FWC and management, and approved by the Committee.

The comparison group used in the October 2006 report consisted of the following companies:

ACE Limited	Ambac Financial Group	Chubb Corp.
CNA Financial Corp.	Comerica Incorporated	Countrywide Financial Corp.
Fidelity National Financial	First American Corp.	Genworth Financial Inc.
Lincoln National Corp.	M & T Bank Corp.	MBIA Inc.
Old Republic Intl Corp.	PMI Group Inc.	PNC Financial Services Group Inc.
Principal Financial Group Inc.	Radian Group Inc.	Safeco Corp.
Sovereign Bancorp Inc.	Synovus Financial Corp.	Webster Financial Corp.

The analysis of our executive compensation by FWC in 2006 involved the overall comparison group as well as a subgroup comprised of five companies — Ambac, MBIA, Old Republic International, PMI Group and Radian Group, which we refer to as the surety comparison group and are either our direct competitors or are financial guaranty insurers.

The companies in our overall comparison group include our direct competitors, financial guaranty insurers and other financial services companies that are believed to be potential competitors for executive talent. Market capitalization was used as a proxy for the complexity of the operations of the companies in the overall comparison group to help determine whether they were appropriate benchmarks. Between the October 2004 report and the October 2006 report, our market capitalization decreased while the median market capitalization of the overall comparison group and the surety comparison group increased. Our market capitalization in the October 2006 report was approximately at the 25th percentile of the overall comparison group and was somewhat higher than the median of the surety comparison group.

The October 2006 report concluded that our total compensation for executive officers was at market (median) levels. The Committee had made significant changes to our executive compensation program in 2005 (increasing bonus opportunities and awards of restricted stock) to respond to the conclusions of the October 2004 report (which was consistent with the findings of similar reports completed in prior years) that total compensation for our executive officers was substantially below the median of the overall comparison group. The October 2006 report found that our CEO's total compensation was consistent with the medians for the overall comparison group and the surety comparison group, and that the total compensation of the other named executive officers was below the median of the overall comparison group and above the median of the surety comparison group. Even though our market capitalization was lower than the median market capitalization of the overall comparison group, the Committee did not believe it was appropriate to change the design of a program that had been only recently developed, especially when our market capitalization still exceeded the market capitalization of the surety comparison group. As a result, the Committee did not make any changes for 2007 to the design of our executive compensation program in response to the October 2006 report.

In July 2007, in connection with our then pending merger with Radian Group, FWC provided another report to the Committee covering the compensation of our named executive officers. This report used the same overall comparison group and the same surety comparison group and concluded that in the context of the proposed merger no significant adjustments to our compensation program for our named executive officers were needed. Because the Committee received this report only two quarters before it made executive compensation decisions in January and February 2008 and because the change in the secular environment that began to affect financial companies was in evidence in early 2008 but would not then have been reflected in publicly available compensation data (we believe compensation data reflecting the changed environment will only be available later in 2009, when financial companies file proxy materials covering 2008 compensation), the Committee did not seek additional benchmarking information.

Components of our Executive Compensation Program

Longer-Term Restricted Equity

Our executive compensation program is designed to make grants of restricted equity the largest portion of total compensation of our named executive officers. We emphasize this component of our executive compensation program because it aligns executives' interests with those of shareholders by linking compensation to stock price. In addition, beginning with grants made in 2006, vesting of all grants made to our named executive officers under this component of our executive compensation program has been determined by the achievement of corporate performance goals as well as continued employment through the vesting date, which occurs early in the year following the year for which performance is measured. Performance goals have had a material effect on the vesting of the restricted equity awarded under this component as indicated in the table below.

	Longer-Term Restricted Equity Vesting as % of Target Vesting(1)	
	In 2008	**In 2009(2)**
Curt Culver	10%	36%
J. Michael Lauer	10%	36%
Patrick Sinks	10%	37%
Lawrence Pierzchalski	10%	36%
Jeffrey Lane	10%	36%

(1) Target vesting assumes ratable vesting over the performance periods described below.

(2) No subsequent vesting is scheduled to occur later in 2009.

As discussed below, we changed the performance goals for longer-term restricted equity awarded in 2008. The new goals were included in a list of goals for restricted equity awards approved by shareholders at our 2008 annual meeting.

Performance Based Restricted Equity. The corporate performance goal used to determine vesting of performance based restricted equity awarded before 2008 was EPS. In February 2008, the Committee decided to adopt new corporate performance goals because it believed that an EPS goal would not be relevant given the likelihood of a net loss for 2008 and the uncertainties surrounding our subsequent performance. The Committee adopted three performance goals for these equity awards. The goals apply to the individual years in a three-year performance period, which for the grants in 2008 is 2008 — 2010:

- MGIC's Loss Ratio (incurred losses divided by earned premium) for MGIC's primary new insurance written for the particular year in the three-year period;

- our Expense Ratio for that year (expenses of insurance operations divided by net premiums written); and

- MGIC's Market Share of flow new insurance written for that year.

The Committee adopted these goals because it believes, as do we, that they are the building blocks of our results of operations. That is, the Loss Ratio measures the quality of the business we write. The Expense Ratio measures how efficiently we use our resources. Market Share measures not only our success at generating revenues but also the extent to which we are successful in leading our industry.

The three performance goals are equally weighted for vesting purposes. The actual performance level corresponding to each goal determines Threshold, Target and Maximum vesting as indicated in the table below.

Goal	Threshold	Target	Maximum
Loss Ratio	65%	40%	30%
Expense Ratio	25%	20%	15%
Market Share	18%	21.5%	26%

Vesting for awards granted in 2008 is determined in February 2009 and the next two anniversaries based on performance during the prior year. For each performance goal, the amount that vests each year is, subject to the annual maximum described in the next paragraph, as follows:

- if the Company's performance does not meet or equal the Threshold, then no equity will vest with respect to that goal;
- if the Company's performance meets the Target performance level set forth above with respect to any goal, then one-ninth of the total grant will vest with respect to that goal;
- if the Company's performance equals or exceeds the Maximum goal, then one-sixth of the total grant will vest with respect to that goal; and
- if, with respect to any goal, the Company's performance is between the Maximum and the Target performance levels or between the Target and the Threshold performance levels, then the number of shares that will vest with respect to that goal shall be correspondingly interpolated on a linear basis between these vesting levels.

Target performance in each year results in 100% vesting of the award at the end of the third year, with the portion of the award granted that may vest in each year ranging from zero (if performance in a year does not meet any of the Thresholds) to 50% of the number of shares awarded (if performance meets the Maximum for each goal). However, the total amount that vests cannot exceed the amount of the award. Any portion of the award that remains unvested based on 2010 performance is forfeited. Dividends are not paid currently but to the extent that shares vest, we will make a payment equal to the dividends that would have been paid on the shares released had those shares been entitled to current dividends. In October 2008, we eliminated dividends on our stock.

For 2008, the Loss Ratio was 113.3%, which exceeded the Threshold and was driven by the relatively large volume of business written in the first quarter of 2008, almost all of which was written before most of the changes to MGIC's underwriting guidelines that were designed to improve the quality of our business became effective. The Expense Ratio was 14.2% (which exceeded the Maximum) and Market Share was 24.4% (which was between Target and Maximum). As a result 31.4% of the performance based restricted equity awards granted in 2008 vested in February 2009.

Because our EPS was negative in 2007 and 2008, none of the EPS-vested awards made in 2004, 2005, 2006 or 2007 vested in 2008 or 2009. The portion of the 2004 EPS-vested award that did not vest was forfeited in 2009. The portion of the 2005 — 2007 EPS-vested awards that did not vest in 2008 and 2009 is eligible to vest in the future. However, we expect a net loss for 2009. As a result, we expect the remainder of the 2005 award will be forfeited in 2010 and that there will be no vesting of the 2006 and 2007 EPS-vested awards in 2010. Any future vesting of the 2006 award will depend on earnings in 2010, and for the 2007 award, on earnings in 2010 and 2011. The 2006 award is 87% unvested and the percentage that vests is the EPS for the year divided by $34.25. The 2007 award is 100% unvested and the percentage that vests is EPS for the year divided by $36.11. Hence, we believe it is likely that a substantial amount of these awards will never vest and will be forfeited.

Other Restricted Equity. Beginning in 2006, we also granted restricted equity to the named executive officers that, if an annual performance goal is satisfied, vests through continued service during the performance period. Vesting of grants in 2006 and 2007 was contingent on our meeting a ROE goal of 1%.

For the same reason that new goals were adopted for performance based restricted equity, the Committee adopted a new performance goal for 2008 awards of other restricted equity to our named executive officers. Vesting of these awards is contingent on the sum of the Loss Ratio and the Expense Ratio being less than 100%. The Committee adopted a performance goal for these awards because it makes it possible for them to qualify for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code. See "Tax Deductibility Limit" in this CD&A. One-third of this other restricted stock is scheduled to vest in each of the three years after it was granted. However, if any of this other restricted equity that is scheduled to vest in any year does not vest because we fail to meet this performance goal, this equity will vest in the next year that we meet this goal, except that any of this restricted equity that has not vested as of February 10, 2013 will be forfeited. Any dividends paid on our Common Stock will be paid on restricted equity at the same time.

The Loss Ratio for 2008 was 113.3% and the Expense Ratio was 14.2% which in total did not meet the requirement of being less than 100%. None of the other restricted equity granted to the named executive officers in 2008 vested in 2009.

The 2006 and 2007 awards of other restricted equity had a five-year performance period beginning with the year of grant and vested in 20% increments if the ROE goal for the year was met. If we did not meet this goal for any year, the restricted equity was forfeited. No vesting in 2008 or 2009 occurred under these grants and, because of the loss we expect for 2009, no vesting is expected in 2010. Assuming we have a net loss in 2009, any further vesting of the 2006 award will depend on earnings in 2010. Only 20% more of the 2006 grant can vest; 20% of this award vested in 2007 on account of 2006 earnings. No part of the 2007 grant has yet vested. If 2009 results conform to our loss expectation, no more than 40% of the 2007 grant would ever vest.

We first granted other restricted equity to the named executive officers in 2005. That grant vested in 20% annual increments through continued service through early 2010. In each of 2008 and 2009, 20% of this grant vested.

General. With the exception of an increase to reflect Mr. Sinks becoming President and COO in January 2006, the number of shares of each category of restricted equity awarded to our named executive officers had been unchanged since this component of our compensation program began in 2003. In light of the approximately 75% decrease in the market value of our stock between the dates that such awards were made in 2007 and 2008, the Committee believed that keeping the number of shares constant in 2008 would, among other things, not support the objective that grants of restricted equity be a substantial portion of total compensation. Recognizing that even at the higher award level the grant value of the awards in 2007 would still be 30% more than the grant value of restricted equity awards in 2008, the Committee increased the number of shares awarded to our named executive officers in 2008 by a factor of three. The Committee also adopted a three-year performance period rather than the five-year period used for EPS awards after considering the advice of FWC that three-year performance periods were far more common.

Both of these changes were adopted by the Committee after they had been discussed by the Board. In addition, the amount of the awards and the performance period were disclosed in the proxy statement for the 2008 Annual Meeting at which shareholders approved a list of performance goals for grants of restricted equity. These awards to our named executive officers would have been forfeited had shareholders not approved the list of goals.

Annual Bonus

Historically annual bonuses have been the most significant portion of compensation after awards of longer-term restricted equity. This is because all of our named executive officers have maximum bonus potentials that substantially exceed their base salaries (three times base salary in the case of the CEO and two and one-quarter times base salary in the case of the other named executive officers). We have weighted bonus potentials more heavily than base salaries because bonuses are more directly linked to company and individual performance.

At our 2008 Annual Meeting shareholders approved a list of performance goals for an annual bonus plan for our named executive officers that conditions the payment of bonuses on meeting one or more of the listed goals as selected by the Committee in adopting the plan for a year. Compensation paid under a bonus plan of this type (which we refer to as a "162(m) bonus plan") is not subject to the income tax deduction limit discussed under "Tax Deductibility Limit" in this CD&A. Contingent on shareholder approval, the Committee had previously adopted a 162(m) bonus plan for 2008. The performance goal was that the sum of the Loss Ratio and our Expense Ratio had to be less than 100%. If this goal were met, then the Committee would discretionarily determine any bonuses for 2008 performance based on an assessment of shareholder value, return on investment, loss mitigation, management organization, new capital raising and the profitability of our mix of business in 2008. No specific targets were established for any of these bonus criteria.

The sum of the Loss Ratio and the Expense Ratio in 2008 was 127.5%, which exceeded the performance goal. In the fourth quarter of 2008, before it could be determined whether or not this target would be met, the CEO decided that in view of the Company's expected financial performance for 2008 he would recommend no bonuses be paid to the named executive officers even if the performance target were met. The Committee retains discretion to pay bonuses to named executive officers outside a 162(m) bonus plan. Acknowledging that the Company had achieved positive results for various bonus criteria (including the Company's successful raising of capital) which would have informed Committee's determination of the amount of bonuses to be awarded, the Committee accepted the CEO's recommendation that it not exercise its discretion. As a result, no bonuses for 2008 were paid to the named executive officers.

Base Salary

Our philosophy is to target base salary range midpoints for our executive officers near the median levels compared to their counterparts at a comparison group of companies. In addition to reviewing this market factor, in considering any change to Mr. Culver's compensation, including his salary, the Committee takes into account its subjective evaluation of Mr. Culver's performance, as well as the evaluation of each director who is not on the Committee. All of these evaluations are communicated to the Committee Chairman through a CEO evaluation survey completed by each director. The subjects covered by the evaluation included financial results, leadership, strategic planning, succession planning, external relationships and communications and relations with the Board. Base salary changes for our other named executive officers are recommended to the Committee by Mr. Culver. Historically, these recommendations have been the product of his subjective evaluation of each executive officer's performance, including his perception of their contributions to the Company. Based on Mr. Culver's recommendations, but subject to any independent judgment by the Committee regarding the officer (both the Committee and the Board have regular contact not only with the CEO, but also with each of the other named executive officers) the Committee approves changes in salaries for these officers.

In January 2008, Mr. Culver's annual base salary was increased to $865,000 from $830,000 and our other named executive officers' salaries were also increased by approximately 4%, except for Mr. Lane, who received a 13% salary increase in connection with his promotion to Executive Vice President. Except for Mr. Lane's salary increase, these salary increases were consistent with salary increases given to our employees generally as well as market forecasts.

In accordance with the CEO's recommendation, the Committee in 2009 did not increase the base salaries of the named executive officers above their 2008 levels. The Company also implemented a general freeze on salary increases.

Pension Plan

Our executive compensation program includes a qualified pension plan and a supplemental executive retirement plan. These plans are offered because we believe that they are an important element of a competitive compensation program. We also offer a 401(k) plan to which we make contributions in cash.

Perquisites

The perks we provided for 2008 to our named executive officers ranged from about $3,000 to about $8,700. The perks are club dues and expenses, the cost of an annual or bi-annual medical examination, a covered parking space at our headquarters and expenses of family members who accompany executives to business-related events at which family members are not expected to attend. We believe our perks are very modest.

Tax Deductibility Limit

Under Section 162(m) of the Internal Revenue Code, certain compensation in excess of $1 million paid during a year to any of the executive officers named in the Summary Compensation Table for that year is not deductible. We believe that all of our compensation for 2008 complied with Section 162(m) and that that would have been the case even if any named executive officer exercised any stock options in 2008.

In making decisions about executive compensation, we also consider the impact of other regulatory provisions, including the provisions of Section 409A of the Internal Revenue Code regarding non-qualified deferred compensation and the change-in-control provisions of Section 280G of the Internal Revenue Code. We also consider how various elements of compensation will impact our financial results. For example, we consider the impact of FAS 123(R), which requires us to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

Stock Ownership by Officers

Beginning with awards of restricted equity made in January 2007, restricted equity awarded to our officers who are required to report to the SEC their transactions in our securities (this group consists of our executive officers, including the named executive officers, our chief accounting officer, chief investment officer and chief information officer) must not be sold for one year after vesting. Shares received on exercise of the last stock options granted (in January 2004) also must not be sold for one year after exercise. The number of shares that must not be sold is the lower of 25% of the shares that vested (or in the case of this option, 25% of the shares for which the option was exercised) and 50% of the shares that were received after taking account of shares withheld to cover taxes. The holding period ends before one year if the officer is no longer required to report transactions to the SEC. The holding period does not apply to involuntary transactions, such as would occur in a merger, and for certain other dispositions.

We have stock ownership guidelines for executive officers. Stock ownership under these guidelines is a multiple of the executive's base salary. For our CEO, the stock ownership guideline is five times base salary. For the other named executive officers, the guideline is four times base salary and for other executive officers, the guideline is three times base salary. During 2008, stock owned consisted of shares owned outright by the executive (including shares in the executive's account in our 401(k) plan and unvested restricted stock and RSUs) and the difference between the market value of stock underlying vested stock options and the exercise price of those options. For purposes of the ownership guidelines, equity is valued using the average closing price during the year. As of December 31, 2008, each of the named executive officers except Mr. Pierzchalski met these stock ownership guidelines. Other than sales to the Company in accordance with the terms of the award to pay withholding taxes due on the vesting of restricted equity, Mr. Pierzchalski has not sold any Company stock since February 2006. Mr. Pierzchalski's ownership fell below the guidelines at the end of 2008 compared to the prior year when he met the guidelines because of the decline in our stock value.

While we have no policies on hedging economic risk, we strongly discourage so-called 10b5-1 plans, which make lawful sales of our equity securities by executive officers if one or more predefined parameters are satisfied even when at the time of the sale the insider is aware of unfavorable material non-public information.

Change in Control Provisions

Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a KEESA) described in the section titled "Potential Payments Upon Termination or Change-in-Control — Change in Control Agreements" below. No executive officer has an employment or severance agreement, other than these agreements. Our KEESAs provide for the payment of a termination payment in one or two lump sums only after both a change in control and a specified employment termination (a "double trigger" agreement). We adopted this approach, rather than providing for such payment after a change in control and a voluntary employment termination by the executive (a "single trigger" agreement), because we believe that double trigger agreements provide executives with adequate employment protection and reduce the potential costs associated with these agreements to an acquirer.

The KEESAs and our equity award agreements provide that all restricted equity and unvested stock options become fully vested at the date of a change in control. Once vested, a holder of an award is entitled to retain it even if he voluntarily leaves employment (although a vested stock option may expire because of employment termination as soon as 30 days after employment ends). In 2008, we amended our KEESAs for the principal purpose of complying with Section 409A of the Internal Revenue Code. In 2009, we eliminated any reimbursement of our named executive officers for any additional tax due as a result of the failure of the KEESAs to comply with Section 409A.

Other Matters

Our Stock Incentive Plan, which governs equity awards, prohibits the repricing of stock options, either by amending existing options to lower the exercise price or by granting new options having a lower exercise price in exchange for outstanding options having a higher exercise price, unless such repricing is approved by shareholders.

Under the Committee's "clawback" policy the Company shall seek to recover, to the extent the Committee deems appropriate, from any executive officer and the chief accounting officer, certain incentive compensation if a subsequent financial restatement shows that such compensation should not have been paid. The clawback policy applies to restricted equity that vests upon the achievement of a Company performance target. As an alternative to seeking recovery, the Committee may require the forfeiture of future compensation. Beginning in January 2007, our restricted stock agreements require, to the extent the Committee deems appropriate, our executive officers to repay the difference between the amount of after-tax income that was originally recognized from restricted equity that vested based on achievement of a performance goal and the amount that would have been recognized had the restatement been in effect, plus the value of any tax deduction on account of the repayment.

Aside from its role as the Committee's independent consultant, FWC provides no other services to the Company. In 2008, FWC provided the Committee with advice about the changes in restricted equity awards discussed under "Components of Our Executive Compensation Program — Longer-Term Restricted Equity," changes in the salary ranges of our named executive officers and also conducted a review of our directors' compensation program. FWC's fees for its work during 2006 — 2008 averaged less than $100,000 per year.

The Committee has not adjusted executive officers' future compensation based upon amounts realized pursuant to previous equity awards.

The Committee's practice for many years has been to make equity awards and approve new salaries and bonuses, if any, at its meeting in late January, which normally follows our announcement of earnings for the prior year. Consistent with this practice, the Committee made equity awards in 2008 in late February after our mid-February earnings announcement.

While the Committee is ultimately responsible for making all compensation decisions affecting our named executive officers, our CEO participates in the underlying process because of his close day-to-day association with the other named executive officers and his knowledge of our operations. Although the Committee values the input of our CEO, he does not participate in the portion of the Committee meeting regarding the review of his own performance or the determination of the actual amounts of his compensation. Our Vice President-Human Resources and our General Counsel also participate in the Committee's compensation process.

Compensation Committee Report

Among its other duties, the Management Development, Nominating and Governance Committee assists the oversight by the Board of Directors of MGIC Investment Corporation's executive compensation program, including approving corporate goals relating to compensation for the CEO and senior managers, evaluating the performance of the CEO and determining the CEO's annual compensation and approving compensation for MGIC Investment Corporation's other senior executives.

The Committee reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in MGIC Investment Corporation's proxy statement for its 2009 Annual Meeting of Shareholders and its Annual Report on Form 10-K for the year ending December 31, 2008.

Members of the Management Development, Nominating and Governance Committee:

Kenneth M. Jastrow, II, Chairman
Thomas M. Hagerty
Leslie M. Muma

Compensation And Related Tables

The following tables provide information about the compensation of our named executive officers.

The following table summarizes the compensation earned by or paid to our named executive officers in 2006, 2007 and 2008 using the same assumptions used in the Summary Compensation Table (which appears immediately below this table), except that (a) the values in the columns titled "Stock Awards" and "Option Awards" are based upon fair values determined using stock prices as of the end of 2006, 2007 and 2008, respectively, instead of fair values determined using stock prices as of the dates of the grants of the applicable awards and (b) the portion of the cash bonuses for 2006 performance that the named executive officers elected to receive in restricted stock included in the column titled "Bonus" is valued using the stock price on the date before the restricted stock vested instead of the date that the restricted stock was granted. We believe that a compensation table that uses these alternative valuations is helpful to understand the impact that the decline in our stock price has had on the compensation of our named executive officers.

The table below is ***not*** *the Summary Compensation Table required by the SEC's rules. That table is contained under the caption "Summary Compensation Table" below. The table below is* ***not*** *a substitute for the information required in the Summary Compensation Table.*

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $	Option Awards $	Change in Pension Value and Nonqualified Deferred Compensation Earnings $	All Other Compensation $	Total Compensation $
Curt Culver	2008	855,577	—	201,231	6,240	349,073	6,100	1,418,221
Chairman and Chief	2007	821,923	480,000	336,507	96,080	416,459	6,100	2,157,069
Executive Officer	2006	786,539	1,437,225	2,722,129	1,269,013	531,686	12,600	6,759,192
J. Michael Lauer	2008	438,423	—	69,057	2,106	38,094	6,100	553,780
Executive Vice	2007	421,692	202,950	81,565	32,398	157,944	6,100	902,649
President and Chief Financial Officer	2006	401,385	552,437	1,359,323	426,084	254,417	12,600	3,006,246
Patrick Sinks	2008	499,615	—	117,798	2,960	125,814	6,100	752,287
President and Chief	2007	479,615	209,250	151,206	30,920	134,099	6,100	1,011,190
Operating Officer	2006	455,385	626,579	1,276,929	351,569	170,072	12,600	2,893,134
Lawrence Pierzchalski	2008	428,423	—	69,140	2,106	161,892	6,100	667,661
Executive Vice	2007	411,692	180,000	121,462	32,398	165,109	6,100	916,761
President — Risk Management	2006	392,192	538,994	950,729	426,084	234,364	12,600	2,554,963
Jeffrey Lane	2008	392,539	—	67,214	2,106	174,296	6,100	642,255
Executive Vice	2007	349,500	183,600	109,047	32,398	195,136	6,100	875,781
President and General Counsel	2006	330,039	458,155	900,760	426,084	222,923	12,600	2,350,561

SUMMARY COMPENSATION TABLE

The following table (which *is* the compensation table required by the SEC's rules) summarizes the compensation earned by or paid to our named executive officers in 2006 through 2008. Following the table is a summary of selected components of our executive compensation program. Other tables that follow provide more detail about the specific types of compensation.

Name and Principal Position	Year	Salary $	Bonus $(1)	Stock Awards $(2)	Option Awards $(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings $(3)	All Other Compensation $(4)	Total Compensation $
Curt Culver	2008	855,577	—	1,543,846	364,373	349,073	6,100	3,118,969
Chairman and Chief	2007	821,923	480,000	1,116,178	611,066	416,459	6,100	3,451,726
Executive Officer	2006	786,539	1,920,000	2,723,295	1,238,523	531,686	12,600	7,212,643
J. Michael Lauer	2008	438,423	—	543,584	122,976	38,094	6,100	1,149,177
Executive Vice	2007	421,692	202,950	292,052	206,009	157,944	6,100	1,286,747
President and Chief Financial Officer	2006	401,385	738,000	1,374,783(5)	415,161	254,417	12,600	3,196,346
Patrick Sinks	2008	499,615	—	816,585	177,813	125,814	6,100	1,625,927
President and Chief	2007	479,615	209,250	494,493	234,964	134,099	6,100	1,558,521
Operating Officer	2006	455,385	837,000	1,302,106	339,541	170,072	12,600	3,116,704
Lawrence Pierzchalski	2008	428,423	—	543,648	122,976	161,892	6,100	1,263,039
Executive Vice	2007	411,692	180,000	404,377	206,009	165,109	6,100	1,373,287
President — Risk Management	2006	392,192	720,000	952,112	415,161	234,364	12,600	2,726,429
Jeffrey Lane	2008	392,539	—	508,405	122,976	174,296	6,100	1,204,316
Executive Vice	2007	349,500	183,600	360,529	206,009	195,136	6,100	1,300,874
President and General Counsel	2006	330,039	612,000	900,740	415,161	222,923	12,600	2,493,463

(1) For 2006, each of our named executive officers elected to receive restricted stock in lieu of cash for one-third of the amount shown as follows: Mr. Culver received 10,274 shares in lieu of $639,351; Mr. Lauer received 3,949 shares in lieu of $245,746; Mr. Sinks received 4,478 shares in lieu of $278,666; Mr. Pierzchalski received 3,852 shares in lieu of $239,710; and Mr. Lane received 3,274 shares in lieu of $203,741. The remaining amounts in this column were received in cash. The restricted stock vested after one year because each named executive officer continued with us for that year. See "Summary of Selected Components of our Executive Compensation Program — Annual Bonus" below for a discussion of our bonus deferral program. None of our employees were given the option to defer any portion of their bonuses for 2007.

(2) The amounts shown in these columns are the amounts that we recognized as a compensation expense under GAAP, except that in accordance with the rules of the SEC, these figures do not include estimates of forfeitures related to service-based vesting conditions. Also, for the portion of bonus awards for which an officer has elected to receive restricted stock, we expense half of this portion of the award in the year in which the restricted grant is made and the other half in the prior year. In accordance with the SEC's executive compensation disclosure rules and to avoid double-counting of awards, the column titled "Stock Awards" excludes the expense for (a) the portion of the awards included in the column titled "Bonus" that are summarized in footnote 1 and (b) the comparable portion of the bonus awards for 2005 for which restricted stock was received. See Note 13 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2008 for information regarding the assumptions made in arriving at the amounts included in these columns. The amounts shown in the column titled "Option Awards" are attributable to options granted in and prior to 2004, the last year in which we granted options.

The compensation expense for restricted equity that we recognized in 2008 resulted from restricted equity that was expensed at values between $15.96 and $64.68 per share. The compensation expense for stock options that we recognized in 2008 resulted from options that have exercise prices between $43.70 and $68.20. The closing price of our stock at the end of 2008 was $3.48.

(3) The amounts shown in this column reflect the change in present value of accumulated pension benefits during such year pursuant to our Pension Plan and our Supplemental Executive Retirement Plan when retirement benefits are also provided under that Plan. See "Summary of Selected Components of our Executive Compensation Program — Pension Plan" below for a summary of these plans. The change shown in this column is the difference between (a) the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 and continuing for his life expectancy determined at the end of the year shown and by assuming that the officer's employment with us ended on the last day of that year shown and (b) the same calculation done as if the officer's employment had ended one year earlier. There is a change between years principally because the officer is one year closer to the receipt of the pension payments, which means the present value is higher, and the annual pension payment is higher due to the additional benefit earned because of one more year of employment. See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2008 for additional information regarding the assumptions made in arriving at these amounts.

(4) The amounts shown in this column for each named officer consist of our matching 401(k) contributions of $1,600 for each year and discretionary contributions of the remaining amount. Total perks for any named executive officer did not exceed $10,000 in any year. The perks we provide are discussed in "Compensation Discussion and Analysis — Components of Our Executive Compensation Program — Perquisites."

(5) In general, our restricted equity awards are forfeited upon a termination of employment, other than as a result of the officer's death (in which case the entire award vests). If employment termination occurs after age 62 for an officer who has been employed for at least seven years, these shares (other than matching shares granted pursuant to our annual bonus deferral plan) will continue to vest if the officer enters into a non-competition agreement with us and, beginning with grants made in 2007, provides one year of service subsequent to the grant date. Mr. Lauer became eligible for this continued vesting in 2006. As a result, the amount for Mr. Lauer includes $427,858 in accelerated expense in 2006 related to his right to receive or retain certain awards was no longer contingent on satisfying the vesting conditions of those awards. There is no corresponding acceleration for 2007 or 2008 because Mr. Lauer did not, in those years, receive any awards contingent only upon his continued service and the expense associated with such awards made in prior years was accelerated in 2006.

Summary of Selected Components of our Executive Compensation Program

The following is a description of our annual bonus program and pension plan. This discussion supplements the discussion included in the section titled "Compensation Discussion and Analysis" above.

Annual Bonus

Our bonus framework for 2008 provided that bonuses would, so long as we met a performance target described in "Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Bonus" above, be determined in the discretion of the Management Development, Nominating and Governance Committee taking account of:

- our actual financial and other results for the year compared to the goals presented to and approved by the Management Development, Nominating and Governance Committee in the first quarter of 2008 (see "Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Bonus" above for our 2008 performance goals);
- the Committee's subjective analysis of the business environment in which we operated during the year;
- the Committee's subjective evaluation of individual officer performance;
- the subjective recommendations of the CEO (except in regard to his own bonus); and
- such other matters as the Committee deems relevant.

The maximum bonuses under our 2008 bonus framework could not to exceed three times the 2008 base salary of the CEO and up to 2.25 times the 2008 base salaries of our other named executive officers.

Our bonus framework for 2006 and 2007 provided that bonuses would be determined in the discretion of the Management Development, Nominating and Governance Committee taking account of the ROE criteria set forth below and the items in the bullet points above with respect to our 2008 bonus framework. The ROE criteria and related bonus opportunities (expressed as a multiple of base salary) were:

ROE	CEO (Base Salary Multiple)[(1)]	President and Executive Vice Presidents (Base Salary Multiple)[(1)]	Other Executive Officers (Base Salary Multiple)[(1)]
=> 20%	3X	2.25X	1.8X
=>10% - <20%	>1 - <3X	>0.75 - <2.25X	>0.6 - <1.8X
5% - <10%	Up to 1X	Up to 0.75X	Up to 0.6X
< 5%	0X	0X	0X

(1) Interpolation between points is not necessarily linear.

During 2006 and 2007, we also had a formula under which the maximum annual bonus award under the bonus framework was 0.75% of the sum of MGIC's pre-tax income, excluding extraordinary items and realized gains and the pre-tax contribution of MGIC's joint ventures. The Committee determined that for 2007 it would not use the results of the formula because it would result in no bonuses being paid to the named executive officers for 2007. The Management Development, Nominating and Governance Committee exercised its discretion to pay the bonuses shown for 2007 in the Summary Compensation Table to recognize the work of these officers related to the proposed merger with Radian Group Inc. and the termination of that merger.

Beginning with bonuses for 2001 performance, our executive officers could elect to receive restricted stock vesting in one year through continued employment for up to one-third of their bonus amounts (base restricted stock). If base restricted stock was elected, the executive officer was also awarded one and one-half shares of restricted stock vesting in three years through continued employment for each share of base restricted stock. The base restricted stock shares vest on or about the first anniversary of the grant date through continued employment and the matching shares vest on or about the third anniversary of the grant date through continued employment. Dividends are paid on these restricted shares prior to vesting. The matching restricted stock did not count against the bonus maximum in the ROE criteria table for our 2006 and 2007 bonus frameworks. The Committee adopted the base and matching restricted stock portion of our executive compensation program to encourage senior executives to subject to equity risk compensation that would otherwise be paid in cash. Each of our named executive officers elected to receive one-third of his 2006 bonuses in restricted stock pursuant to this program. This program was not offered to officers for 2007 or 2008 bonuses because management did not anticipate that any bonuses would be paid for either year.

Pension Plan

We maintain a Pension Plan for the benefit of substantially all of our employees and a Supplemental Executive Retirement Plan (Supplemental Plan) for designated employees, including executive officers. The Supplemental Plan provides benefits that cannot be provided by the Pension Plan because of limitations in the Internal Revenue Code on benefits that can be provided by a qualified pension plan, such as our Pension Plan.

Under the Pension Plan and the Supplemental Plan taken together, each executive officer earns an annual pension credit for each year of employment equal to 2% of the officer's eligible compensation for that year. Eligible compensation is limited to salaries, commissions, wages, cash bonuses, the portion of cash bonuses deferred and converted to restricted equity bonuses (see "Annual Bonus" above) and overtime pay. At retirement, the annual pension credits are added together to determine the employee's accrued pension benefit. However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Eligible employees with credited service for employment prior to October 31, 1985 also receive a past service benefit, which is generally equal to the difference between the amount of pension the employee would have been entitled to receive for service prior to October 31, 1985 under the terms of a prior plan had such plan continued, and the amount the employee is actually entitled to receive under an annuity contract purchased when the prior plan was terminated. Retirement benefits vest on the basis of a graduated schedule over a seven-year period of service. Full pension benefits are payable upon retirement at or after age 65 (age 62 if the employee has completed at least seven years of service), and reduced benefits are payable beginning at age 55.

2008 GRANTS OF PLAN-BASED AWARDS

The following table shows the grants of plan based awards to our named executive officers in 2008.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Curt Culver	2/28/08(2)		72,000(3)	72,000	1,149,120
	2/28/08(4)		86,688(5)	96,000	1,532,160
J. Michael Lauer	2/28/08(2)		24,300(3)	24,300	387,828
	2/28/08(4)		29,257(5)	32,400	517,104
Patrick Sinks	2/28/08(2)		45,000(3)	45,000	718,200
	2/28/08(4)		54,180(5)	60,000	957,600
Lawrence Pierzchalski	2/28/08(2)		24,300(3)	24,300	387,828
	2/28/08(4)		29,257(5)	32,400	517,104
Jeffrey Lane	2/28/08(2)		24,300(3)	24,300	387,828
	2/28/08(4)		29,257(5)	32,400	517,104

(1) The grant date fair value is based on the New York Stock Exchange closing price on the day the award was granted. For awards that do not receive dividends, in accordance with FAS 123R, the grant date fair value is measured by reducing the grant date price by the present value of expected dividends paid during the vesting period. For equity incentive plan awards, the number of shares is the number included in the column titled "Maximum." Using the 2008 year end closing price, each of the dollar values in this table would decrease by approximately 78%. There have been no stock options granted since 2004.

(2) The threshold column is left blank because these awards have a single performance metric which, if met in each year that shares are scheduled to vest, results in the vesting of the entire amount of the award. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity — Other Restricted Equity" above for information about these awards.

(3) Pursuant to rules adopted by the SEC, these amounts are based upon the assumption that we will meet a performance target determined by the sum of the incurred loss ratio and the expense ratio such that the entire amount of these awards vest because we met this performance target in 2007. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity — Other Restricted Equity" above for additional details about this performance goal.

(4) The threshold column is left blank because if the Company's performance nominally exceeds the performance thresholds applicable to these awards, then only a de minimis amount of stock would vest. See "— Compensation Discussion — Performance Based Restricted Equity and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above for information about these awards.

(5) Pursuant to rules adopted by the SEC, these amounts are based upon the assumption that our performance with respect to the three performance goals applicable to these awards in 2008 through 2011 will equal our performance in 2007. Using this approach, approximately 30.1% of the shares granted would vest in each of 2009 through 2011. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above for additional details about the performance goals applicable to these awards.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

The following table shows our named executive officers' equity awards outstanding on December 31, 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable #	Number of Securities Underlying Unexercised Options Unexercisable #	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options #	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested #	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Curt Culver	75,000(2)			46.0625	5/5/09	39,780(3)	138,434	158,688(4)	552,234
	79,800		70,200(5)	45.3750	1/26/10				
	75,000(6)			57.8800	1/24/11				
	120,000(7)			63.8000	1/23/12				
	80,000(8)			43.7000	1/22/13				
	64,000(9)	16,000		68.2000	1/28/14				
J. Michael Lauer	25,000(2)			46.0625	5/5/09	14,738(3)	51,288	53,557(4)	186,378
	26,600		23,400(5)	45.3750	1/26/10				
	25,000(6)			57.8800	1/24/11				
	40,000(7)			63.8000	1/23/12				
	27,000(8)			43.7000	1/22/13				
	21,600(9)	5,400		68.2000	1/28/14				
Patrick Sinks.			11,700(5)	45.3750	1/26/10	16,900(3)	58,812	99,180(4)	345,146
	20,000(7)			63.8000	1/23/12				
	8,000			43.7000	1/22/13				
	32,000(9)	8,000		68.2000	1/28/14				
Lawrence Pierzchalski . . .	25,000(2)			46.0625	5/5/09	14,833(3)	51,619	53,557(4)	186,378
	26,600		23,400(5)	45.3750	1/26/10				
	25,000(6)			57.8800	1/24/11				
	40,000(7)			63.8000	1/23/12				
	27,000(8)			43.7000	1/22/13				
	21,600(9)	5,400		68.2000	1/28/14				
Jeffrey Lane			17,550(5)	45.3750	1/26/10	12,619(3)	43,914	53,557(4)	186,378
	25,000(6)			57.8800	1/24/11				
	40,000(7)			63.8000	1/23/12				
	10,800(8)			43.7000	1/22/13				
	21,600(9)	5,400		68.2000	1/28/14				

(1) Based on the closing price of $3.48 for the Common Stock on the New York Stock Exchange at year-end 2008.

(2) One-fifth of these options vested on May 5 of each of the five years beginning in 2000.

(3) Includes unvested restricted shares (or, in the case of Mr. Culver, RSUs) granted on January 26, 2005, which vest ratably on each January 26 from 2009 and 2010 assuming continued employment. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above.

Also includes the number of unvested restricted shares awarded in connection with officer's election to defer a portion of his annual cash bonus for 2005 and 2006 in the amounts set forth in the following table. See "Summary of Selected Components of our Executive Compensation Program — Annual Bonus" above for a discussion of the terms of these grants.

Name	Matching Shares Vesting on 1/25/09	Matching Shares Vesting on 1/24/10
Curt Culver	14,769	15,411
J. Michael Lauer	5,575	5,923
Patrick Sinks	5,383	6,717
Lawrence Pierzchalski	5,815	5,778
Jeffrey Lane	4,468	4,911

(4) Consists of the shares described on the 2008 Grants of Plan-Based Awards table above. Pursuant to the rules of the SEC, the amounts included in this table are the same ones listed in the "Target" column in that table.

Excludes restricted shares, 20% of which vest on or about each of the first five anniversaries of the grant date, assuming continued employment and our meeting our ROE goal of 1% for the year prior to vesting in the following amounts: Mr. Culver — 33,600; Mr. Lauer — 11,340; Mr. Sinks — 21,000; Mr. Pierzchalski — 11,340; and Mr. Lane — 11,340. Pursuant to the rules of the SEC, the entire amount of these awards is excluded because we did not meet our ROE goal in 2007. Also excludes the number of restricted shares or RSUs, the vesting of which is dependent upon our meeting a goal determined by our EPS in the following amounts: Mr. Culver — 85,824; Mr. Lauer — 28,967; Mr. Sinks — 50,132; Mr. Pierzchalski — 28,967; and Mr. Lane — 28,967. Pursuant to rules adopted by the SEC, the amounts for these shares are excluded because our EPS in 2007 was negative.

See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above.

(5) Represents the unvested portion of this option (47% of the original grant) which did not vest by January 2005 as a result of the failure to meet a goal determined by our EPS. The unvested portion vested on January 26, 2009 for each of our named executive officers.

(6) One-fifth of the options originally granted vested on January 24 of each of the five years beginning in 2002.

(7) One-fifth of the options originally granted vested on January 23 of each of the five years beginning in 2003.

(8) One-fifth of the options originally granted vested on January 22 of each of the five years beginning in 2004.

(9) One-fifth of the options originally granted vest on January 28 of each of the five years beginning in 2005, assuming continued service.

2008 OPTION EXERCISES AND STOCK VESTED

The following table shows the stock vesting of grants of plan based awards to our named executive officers in 2008. There were no options exercised in 2008.

Name	Stock Awards: Number of Shares Acquired on Vesting #	Stock Awards: Value Realized on Vesting ($)(1)
Curt Culver	24,168(2)	399,721(2)
J. Michael Lauer	9,062	149,660
Patrick Sinks	10,130	167,155
Lawrence Pierzchalski	8,881	146,712
Jeffrey Lane	7,726	127,806

(1) Value realized is the market value at the close of business on the date immediately preceding the vesting date. None of our named executive officers sold any shares in 2008, though some shares that vested were withheld to pay taxes due as a result of the vesting of the shares. Using the 2008 year end closing price, each of the dollar values in this table would be decreased by approximately 79%.

(2) Includes 4,800 RSUs, valued at $84,000 using the market value at the close of business on the date immediately preceding the vesting date. Although these RSUs vested during 2008, Mr. Culver will not receive the shares underlying them until six months after he retires.

PENSION BENEFITS AT 2008 FISCAL YEAR-END

The following table shows the present value of accrued pension plan benefits for our named executive officers as of December 31, 2008.

Name	Plan Name(1)	Number of Years Credited Service #	Present Value of Accumulated Benefit ($)(2)
Curt Culver	Qualified Pension Plan	26.2	1,495,267
	Supplemental Executive Retirement Plan	26.2	1,885,929
J. Michael Lauer	Qualified Pension Plan	19.8	1,977,251
	Supplemental Executive Retirement Plan	19.8	280,069
Patrick Sinks	Qualified Pension Plan	30.4	948,497
	Supplemental Executive Retirement Plan	30.4	89,247
Lawrence Pierzchalski	Qualified Pension Plan	26.7	1,456,542
	Supplemental Executive Retirement Plan	26.7	204,100
Jeffrey Lane	Qualified Pension Plan	12.3	1,474,058(3)
	Supplemental Executive Retirement Plan	12.3	101,703

(1) See "Summary of Selected Components of our Executive Compensation Program — Pension Plan" above for a summary of these plans.

(2) The amount shown is the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 (which is the earliest age that unreduced benefits under Qualified Pension Plan and Supplemental Executive Retirement Plan may be received) and continuing for his life expectancy determined at the end of 2008 and by assuming that the officer's employment with us ended on the last day of that year. See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2008 for the discount rate and other assumptions used to calculate the present value of benefits under these plans.

(3) Includes an annual benefit of $34,000 credited to Mr. Lane as part of his initial employment. This amount represents $325,602 of the present value of Mr. Lane's benefits.

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the estimated value of payments to each of the named executive officers assuming the triggering event or events indicated occurred on December 31, 2008.

Name	Termination Scenario	Total ($)	Cash Payment ($)	Value of Restricted Equity and Stock Options That Will Vest on an Accelerated Basis ($)(1)	Value of Restricted Equity and Stock Options Eligible for Continued Vesting ($)(1)	Value of Other Benefits ($)(2)
Curt Culver	Change in control with qualifying termination(3)	6,961,410	5,688,323(4)	1,138,670	—	134,417
	Change in control without qualifying termination(3)	1,138,670	—	1,138,670	—	—
	Death	1,138,670	—	1,138,670	—	—
	Disability	310,531	310,531(5)	—	—	—
J. Michael Lauer	Change in control with qualifying termination(3)	2,900,486	2,419,180(4)	388,873	—	92,433
	Change in control without qualifying termination(3)	388,873	—	388,873	—	—
	Retirement	151,544	—	—	151,544	—
	Death	388,873	—	388,873	—	—
Patrick Sinks	Change in control with qualifying termination(3)	3,545,281	2,755,130(4)	671,751	—	118,400
	Change in control without qualifying termination(3)	671,751	—	671,751	—	—
	Death	671,751	—	671,751	—	—
Lawrence Pierzchalski	Change in control with qualifying termination(3)	2,860,195	2,364,112(4)	389,203	—	106,880
	Change in control without qualifying termination(3)	389,203	—	389,203	—	—
	Death	389,203	—	389,203	—	—
Jeffrey Lane	Change in control with qualifying termination(3)	2,677,631	2,185,446(4)	381,498	—	110,687
	Change in control without qualifying termination(3)	381,498	—	381,498	—	—
	Death	381,498	—	381,498	—	—

(1) The value attributed to restricted stock that accelerates or is eligible for continued vesting is the closing price on the New York Stock Exchange on December 31, 2008 (which is a higher valuation than that specified by IRS regulations for tax purposes). Value of options is the difference between the closing price on the New York Stock Exchange on December 31, 2008 and the exercise price. As of December 31, 2008, the exercise price of all options exceeded the market price. As a result, all amounts in this column represent value attributable to restricted equity.

(2) Other benefits include three years of health and welfare benefits and the maximum outplacement costs each executive would be entitled to.

(3) As described further in "- Change in Control Agreements" below, each of our named executive officers is a party to a KEESA that may provide for payments after a change in control. A qualifying termination is a termination within three years after the change in control by the company other than for cause, death or disability or by the executive for good reason.

(4) Amounts payable in one or two lump sums, depending on limits that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the

termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

(5) Represents the present value of monthly payments of $4,000 that Mr. Culver would be eligible to receive through age 65, assuming the disability continued. These amounts would be paid by an insurance company pursuant to an insurance policy covering Mr. Culver that we provide. The discount rate of 6.5% applied to these payments is the same discount rate that we use to value our net periodic benefit costs associated with our benefit plans pursuant to GAAP.

Change in Control Agreements

Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a KEESA). If a change in control occurs and the executive's employment is terminated within three years after the change in control (this three-year period is referred to as the employment period), other than for cause, death or disability, or if the executive terminates his employment for good reason, the executive is entitled to a termination payment of up to twice the sum of his annual base salary, his maximum bonus award and an amount for pension accruals and profit sharing and matching contributions. This termination payment is payable in one or two lump sums, depending on limits that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

Under the KEESAs, a change in control generally would occur upon the acquisition by certain unrelated persons of 50% or more of our Common Stock; an exogenous change in the majority of our Board of Directors; certain mergers, consolidations or share exchanges or related share issuances; or our sale or disposition of all or substantially all of our assets. We would have "cause" to terminate an executive under a KEESA if the executive were intentionally to engage in certain bad faith conduct causing demonstrable and serious financial injury to us; to be convicted of certain felonies; or to willfully, unreasonably and continuously refuse to perform his or her existing duties or responsibilities. An executive would have "good reason" under his or her KEESA if we were to breach the terms of the KEESA or make certain changes to the executive's position or working conditions.

If the employment termination occurs during the employment period but more than three months after the change in control, the termination payment is reduced. The KEESAs require that, for a period of twelve months after a termination for which a payment is required, the executive not compete with us unless approved in advance in writing by our Board of Directors. The KEESAs also impose confidentiality obligations on our executives that have signed them.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and to a bonus opportunity of no less than 75% of the maximum bonus opportunity in effect prior to the change in control. The executive is also entitled to participate in medical and other specified benefits. The executive is also entitled to certain other benefits and the continuation of medical and other specified employee benefits during the remainder of the employment period.

We have KEESAs with 41 other officers, substantially all of which have a termination payment multiple of one and do not require a decrease in the termination payment if the employment termination occurs during the employment period but more than three months after the change in control.

If the excise tax under Section 280G of the Internal Revenue Code would apply to the benefits provided under the KEESA, the executive is entitled to receive a payment so that he is placed in the same position as if the excise tax did not apply. In 2008, we amended our KEESAs for the principal purpose of complying with Section 409A of the Internal Revenue Code. In 2009, we eliminated any reimbursement of our named executive officers for any additional tax due as a result of the failure of the KEESAs to comply with Section 409A.

Post-Termination Vesting of Certain Restricted Equity Awards

In general, our restricted equity awards are forfeited upon a termination of employment, other than as a result of the officer's death (in which case the entire award vests). If employment termination occurs after age 62 for an officer who has been employed by us for at least seven years, awards granted at least one year prior to the date of the employment termination will continue to vest if the officer enters into a non-competition agreement with us.

Pension Plan

As noted under "Compensation and Related Tables — Summary of Selected Components of our Executive Compensation Program — Pension Plan" above, we have a Pension Plan and Supplemental Plan that provide post-retirement benefits. If the employment of our named executive officers terminated effective December 31, 2008, the annual amounts payable to them at age 62 under these plans would have been: Mr. Culver — $428,736; Mr. Lauer — $216,456; Mr. Sinks — $174,696 Mr. Pierzchalski — $216,168; and Mr. Lane — $164,544. As of December 31, 2008, Mr. Lauer was eligible to receive this level of benefits because he was over the age of 62 and had more than seven years' tenure. As of December 31, 2008, Messrs. Culver, Pierzchalski and Lane were eligible to receive reduced benefits under these plans immediately upon retirement because they were over the age of 55 and had more than seven years' tenure. As a result, if their employment had been terminated effective December 31, 2008, the annual amounts payable to them under our Pension Plan had they elected to begin receiving annual payments immediately would have been Mr. Culver — $289,397; Mr. Pierzchalski — $140,509; and Mr. Lane — $141,508.

Severance Pay

Although we do not have a written severance policy for terminations of employment unrelated to a change in control, we have historically negotiated severance arrangements with officers whose employment we terminate without cause. The amount that we have paid has varied based upon the officer's tenure and position.

Other Information

During 2008, we entered into the transactions described in "Corporate Governance and Board Matters — Director Independence" above. As noted above, these transactions were made in the ordinary course of business and are not considered material to us. Similar transactions are expected in 2009.

We have used the law firm of Foley & Lardner LLP as our principal outside legal counsel for more than 20 years. The wife of our General Counsel is a partner in that law firm, which was paid $2,909,437 by us and our consolidated subsidiaries for legal services in 2008.

Mutual funds advised by Fidelity, an affiliate of FMR LLC (see "Stock Ownership"), purchased from the underwriters in our common stock offering in the spring of 2008 an aggregate of 2.2 million shares. The per share public offering price in that offering was $11.25.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock (other than certain investment advisers with respect to shares held for third parties), to file reports of their beneficial ownership of our stock and changes in stock ownership with the SEC and the New York Stock Exchange. Based in part on statements by the persons subject to Section 16(a), we believe that all Section 16(a) forms were timely filed in 2008, except for reports covering additional share units acquired through directors' compensation deferral (see "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units") that we inadvertently filed two days late on behalf of each of the following directors: Karl E. Case (5,747 additional share units), Thomas M. Hagerty (5,603 additional share units), Kenneth M. Jastrow II (6,322 additional share units), Daniel P. Kearney (8,405 additional share units), Leslie M. Muma (4,167 additional share units) and Donald T. Nicolaisen (5,029 additional share units). We timely made approximately 95 other Section 16(a) filings on behalf of our executive officers and directors in 2008.

Item 2 — *Ratification of appointment of independent registered public accounting firm*

The Audit Committee has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the fiscal year ending December 31, 2009. Shareholders are being asked to ratify this appointment at the annual meeting. A representative of PwC is expected to attend the meeting and will be given an opportunity to make a statement and respond to appropriate questions.

PwC's audit engagement letter will have an agreement by us not to demand a jury trial if there is litigation between us and PwC, and a prohibition on transferring to another person a claim we might have against PwC. The engagement letter will not contain a requirement that we arbitrate any disputes with PwC nor will it contain any limitation on our right to damages from PwC.

Audit and Other Fees

For the years ended December 31, 2007 and 2008, PwC billed us fees for services of the following types:

	2007	2008
Audit Fees	$2,260,845	$2,097,583
Audit-Related Fees	327,972	31,658
Tax Fees	—	—
All Other Fees	6,180	22,533
Total Fees	$2,594,997	$2,151,774

Audit Fees include PwC's review of our quarterly financial statements. Audit-Related Fees include, for 2008, fees related to valuation services and, for 2007, fees related to due diligence, valuation and other services relating to the terminated merger with Radian Group Inc. and a regulator's review of PwC's workpapers. All Other Fees represent, for 2008, fees for work relating to the licensing of a subsidiary in Canada and subscription fees for an online library of financial reporting and assurance literature, and 2007, subscription fees for an online library of financial reporting and assurance literature.

The rules of the SEC regarding auditor independence provide that independence may be impaired if the auditor performs services without the pre-approval of the Audit Committee. The Committee's policy regarding approval and pre-approval of services by the independent auditor includes a list of services that are pre-approved as they become necessary and the Committee's approving of a schedule of other services expected to be performed during the ensuing year prior to the start of the annual audit engagement. If we desire the auditor to provide a service that is not in either category, the service may be presented for approval by the Committee at its next meeting or may be approved by the Chairperson (or another Committee member designated by the Chairperson). We periodically provide the Committee with information about fees paid for services that have been approved and pre-approved.

The SEC rules regarding auditor independence provide an exception to the approval and pre-approval requirement if services are subsequently approved by an audit committee under a *de minimis* exception. All of PwC's services were pre-approved by the Committee in 2008 and, as a result, the *de minimis* exception was not used in 2008.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as our independent registered public accounting firm. Abstentions and broker non-votes will not be counted as votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. PROXIES WILL BE VOTED FOR RATIFICATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.

MGIC



2008

MGIC Investment Corporation Annual Report

Financial Summary

	2006	2007	2008
Net income (loss) ($ millions)	564.7	(1,670.0)	**(518.9)**
Diluted earnings (loss) per share ($)	6.65	(20.54)	**(4.55)**
Return on equity (%)	13.4	(42.2)	**(19.3)**


Shareholders' Equity
($ millions)
4,296
2,594
2,367
2006
2007
2008


New Primary Insurance Written
($ billions)
58.2
76.8
48.2
2006
2007
2008


Direct Primary Insurance in Force
($ billions)
176.5
211.7
227.0
2006
2007
2008


Direct Primary Risk in Force
($ billions)
47.1
55.8
59.0
2006
2007
2008


Investment Portfolio,
including Cash and Cash Equivalents
($ millions)
5,546
6,185
8,143
2006
2007
2008


Revenue
($ millions)
1,469
1,693
1,721
2006
2007
2008

Fellow Shareholders



This past year will not be a year easily forgotten by any of us connected to the mortgage business. Early in the year the majority of discussions regarding the health of the housing market and the overall economy were primarily centered on the impact from non-traditional delinquencies and foreclosures. At that time, it was generally assumed that while the economy and home values would continue to fall somewhat more, the economy would still expand, and the change would be orderly. However, the deterioration of performance and value of these non-traditional loans, and the value of securities and derivatives based on those loans, was far more rapid and severe than had been experienced previously. This caused lenders to recognize higher credit losses which, in turn, resulted in severe tightening of credit standards. Beginning in the third quarter, many of the nation's largest financial institutions began to report significant credit losses that, in some cases, led to forced mergers, conservatorship or bankruptcy. Lending standards became even more restrictive and eventually led to the dysfunctional credit markets that began in September. The economy continues to struggle as consumers are "hunkering down" and spending less which, in turn, is leading to substantially higher unemployment.

As the nation's largest private mortgage insurer, we continued to suffer from this environment, and our financial results reflect that fact as we reported a net loss of $519 million. Losses incurred were $3.1 billion versus revenues of $1.7 billion. Losses incurred were driven higher primarily as a result of increased delinquencies and declining home prices, especially in Arizona, California, Florida and Nevada. With weak employment impacting our country nationally, the number of delinquent loans increased by 70% during the year, causing paid losses to increase to $1.4 billion, from $870 million in 2007. Persistency continued to increase, ending the year at 84%, while insurance in force ended the year at $227 billion with investments, cash and cash equivalents totaling over $8.1 billion. Shareholders' equity declined to $2.4 billion.

Like our consumer counterparts, MGIC also "hunkered down" in 2008 as we took significant actions to improve our capital position, including raising $840 million of capital through the sale of securities, selling our remaining stake in Sherman, eliminating the common stock dividend, increasing our premium rate pricing, eliminating excess of loss captive reinsurance treaties on new business, reevaluating our international activities and materially tightening our underwriting guidelines. Until the third quarter of 2008, we believed that our capital raising activities earlier in the year would insulate us from a further need for more capital. However, the economy has continued to decline, and unless recent loss trends mitigate, we may not be able to maintain the required minimum capital to write new business. While we believe that we have more than adequate capital to pay all of our insured claim obligations, we are considering options to obtain capital to write new business, which could occur through the use of claims-paying resources that are not needed to cover obligations on our existing insurance in force, from reinsurance and/or through the sale of equity or debt securities. While we have not pursued raising capital from private sources, we have been in discussions with both the U.S. Treasury and the State of Wisconsin Insurance Department to explore capital options. We believe that one of these options will develop in a manner that, combined with any benefits achieved from the national loan modification and refinance efforts, will allow MGIC to continue to write new insurance on an uninterrupted basis.

While the negative news and results have been non-stop this past year and clearly have played a role in creating a pessimism I have not witnessed before in this country, I continue to be heartened by the financial strength of the private mortgage insurance model. We are at ground zero, and at a crossroads of falling real estate values, record foreclosures and climbing unemployment, and yet, we are still standing with, we believe, more than enough capital to pay all of our insured claim obligations. Our private mortgage insurance model is one of the few credit enhancements that has survived the financial tsunami that hit our country and, as a result, I believe it will be the credit enhancement of choice in the mortgage business going forward. And while the FHA has been insuring the lion's share of today's business, that should be short-lived as I believe significant changes need to be made to its premium rate structure, coverage levels and underwriting criteria to preserve its future viability.

We need a return to old, to the co-insurance model, where every mortgage participant wins or loses together — borrower, lender, insurer, investor. The lack of "skin in the game" is exactly the issue that led to our country's financial problems, as borrowers had no equity, and lenders sold all the risk. And, the best model to do that is one that starts with private mortgage insurance.

I realize that the last 18 months have been a very difficult time for all of us — shareholders, customers, borrowers and co-workers — and that we are currently in the midst of one of the most severe economic contractions in many generations. However, I remain confident that MGIC and the private mortgage insurance industry (as well as the country) will be able to weather these difficult market conditions and continue to enable Americans to obtain affordable and sustainable low down payment loans and achieve the long-held goal of owning their own home.

Respectfully,

Curt S. Culver
Chairman and Chief Executive Officer

The factors discussed under "Risk Factors" following the "Management's Discussion and Analysis" in this Annual Report may cause actual results to differ materially from the results contemplated by forward-looking statements made in the foregoing letter. Forward-looking statements are statements which relate to matters other than historical fact, including matters that inherently refer to future events. Statements in the letter that include words such as "may," "could," "expect," "believe" or "will" or words of similar import, are forward-looking statements.

Five-Year Summary of Financial Information

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Summary of Operations ($ thousands, except per share data)					
Revenues:					
Net premiums written	$1,466,047	1,345,794	$1,217,236	$1,252,310	$1,305,417
Net premiums earned	$1,393,180	1,262,390	$1,187,409	$1,238,692	$1,329,428
Investment income, net	308,517	259,828	240,621	228,854	215,053
Realized investment (losses) gains, net	(12,486)	142,195	(4,264)	14,857	17,242
Other revenue	32,315	28,793	45,403	44,127	50,970
Total revenues	1,721,526	1,693,206	1,469,169	1,526,530	1,612,693
Losses and expenses:					
Losses incurred, net	3,071,501	2,365,423	613,635	553,530	700,999
Change in premium deficiency reserves	(756,505)	1,210,841	—	—	—
Underwriting and other expenses	271,314	309,610	290,858	275,416	278,786
Reinsurance fee	1,781	—	—	—	—
Interest expense	71,164	41,986	39,348	41,091	41,131
Total losses and expenses	2,659,255	3,927,860	943,841	870,037	1,020,916
(Loss) income before tax and joint ventures	(937,729)	(2,234,654)	525,328	656,493	591,777
(Credit) provision for income tax	(394,329)	(833,977)	130,097	176,932	159,348
Income (loss) from joint ventures, net of tax	24,486	(269,341)	169,508	147,312	120,757
Net (loss) income	$ (518,914)	(1,670,018)	$ 564,739	$ 626,873	$ 553,186
Weighted average common shares outstanding (in thousands)	113,962	81,294	84,950	92,443	98,245
Diluted (loss) earnings per share	$ (4.55)	(20.54)	$ 6.65	$ 6.78	$ 5.63
Dividends per share	$ 0.075	0.775	$ 1.00	$ 0.525	$ 0.225
Balance sheet data ($ thousands, except per share data)					
Total investments	$7,045,536	5,896,233	$5,252,422	$5,295,430	$5,418,988
Total assets	9,182,829	7,716,361	6,621,671	6,357,569	6,380,691
Loss reserves	4,775,552	2,642,479	1,125,715	1,124,454	1,185,594
Premium deficiency reserves	454,336	1,210,841	—	—	—
Short- and long-term debt	698,446	798,250	781,277	685,163	639,303
Convertible debentures	375,593	—	—	—	—
Shareholders' equity	2,367,200	2,594,343	4,295,877	4,165,055	4,143,639
Book value per share	18.93	31.72	51.88	47.31	43.05
New primary insurance written ($ millions)	$ 48,230	$ 76,806	$ 58,242	$ 61,503	$ 62,902
New primary risk written ($ millions)	11,669	19,632	15,937	16,836	16,792
New pool risk written ($ millions)(1)	145	211	240	358	208

Five-Year Summary of Financial Information *(cont.)*

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Insurance in force (at year-end) ($ millions)					
Direct primary insurance	226,955	211,745	176,531	170,029	177,091
Direct primary risk	58,981	55,794	47,079	44,860	45,981
Direct pool risk(1)	1,902	2,800	3,063	2,909	3,022
Primary loans in default ratios					
Policies in force	1,472,757	1,437,432	1,283,174	1,303,084	1,413,678
Loans in default	182,188	107,120	78,628	85,788	85,487
Percentage of loans in default	12.37%	7.45%	6.13%	6.58%	6.05%
Percentage of loans in default — bulk	32.64%	21.91%	14.87%	14.72%	14.06%
Insurance operating ratios (GAAP)					
Loss ratio(2)	220.4%	187.3%	51.7%	44.7%	52.7%
Expense ratio(2)	14.2%	15.8%	17.0%	15.9%	14.6%
Combined ratio	234.6%	203.1%	68.7%	60.6%	67.3%
Risk-to-capital ratio (statutory)					
Combined insurance companies	14.7:1	11.9:1	7.5:1	7.4:1	7.9:1

(1) Represents contractual aggregate loss limits and, for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, for $2.5 billion, $4.1 billion, $4.4 billion, $5.0 billion and $4.9 billion, respectively, of risk without such limits, risk is calculated at $1 million, $2 million, $4 million, $51 million and $65 million, respectively, for new risk written and $150 million, $475 million, $473 million, $469 million and $418 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a "AA" level based on a rating agency model.

(2) The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. As calculated, the loss ratio does not reflect any effects due to premium deficiency. The expense ratio is the ratio, expressed as a percentage, of the combined insurance operations underwriting expenses to net premiums written.

Management's Discussion and Analysis

We have reproduced below the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" that appeared in our Annual Report on Form 10-K for the year ended December 31, 2008 which was filed with the SEC on March 2, 2009. We have not changed what appears below from what was in our Form 10-K. As a result, the Management's Discussion and Analysis and Risk Factors are not updated to reflect any events or changes in circumstances that have occurred since our Form 10-K was filed with the SEC. Our Risk Factors are an integral portion of Management's Discussion and Analysis and appear immediately after it.

Overview

Through our subsidiary MGIC, we are the leading provider of private mortgage insurance in the United States to the home mortgage lending industry. Our principal product is primary mortgage insurance. Primary mortgage insurance may be written through the flow market channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk market channel, in which portfolios of loans are individually insured in single, bulk transactions. Prior to 2008, we wrote significant volume through the bulk channel, substantially all of which was Wall Street bulk business, which we discontinued writing in 2007. We expect any future business written through the bulk channel will be insignificant to us. Prior to 2009, we also wrote pool mortgage insurance. We do not expect we will write any significant pool mortgage insurance in the future.

As used below, "we" and "our" refer to MGIC Investment Corporation's consolidated operations. In the discussion below, we classify, in accordance with industry practice, as "full documentation" loans approved by GSE and other automated underwriting systems under "doc waiver" programs that do not require verification of borrower income. For additional information about such loans, see footnote (3) to the delinquency table under "Results of Consolidated Operations-Losses-Losses Incurred". The discussion of our business in this document generally does not apply to our Australian operations which are immaterial. The results of our operations in Australia are included in the consolidated results disclosed. For additional information about our Australian operations, see "— Australia" below.

Forward Looking Statements

As discussed under "Risk Factors" in this annual report to which readers of this annual report should refer because such risk factors are an integral part of the discussion below, actual results may differ materially from the results contemplated by forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make in the following discussion or elsewhere in this annual report even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. Therefore no reader of this annual report should rely on these statements being accurate as of any time other than the time at which this document was filed with the Securities and Exchange Commission.

Outlook

At this time, we are facing two particularly significant challenges, which we believe are shared by the other participants in our industry:

- Whether we will have access to sufficient capital to continue to write new business. This challenge is discussed under "Capital" below.
- Whether private mortgage insurance will remain a significant credit enhancement alternative for low down payment single family mortgages. This challenge is discussed under "Future of the Domestic Residential Housing Finance System" below.

Capital

The mortgage insurance industry is experiencing material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices in California, Florida and other distressed markets, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. Our view of potential losses on these books has trended upward since the first quarter of 2008, including since the time at which we finalized our Quarterly Report on Form 10-Q for the third quarter of 2008.

The Office of the Commissioner of Insurance of Wisconsin ("OCI") is MGIC's principal insurance regulator. To assess a mortgage guaranty insurer's capital adequacy, Wisconsin's insurance regulations require that a mortgage guaranty insurance company maintain "policyholders position" of not less than a minimum computed under a prescribed formula. Policyholders position is the insurer's net worth, contingency reserve and a portion of the reserves for unearned premiums, with credit given for authorized reinsurance. The minimum policyholders position (MPP) required by the formula depends on the insurance in force and whether the loans insured are primary insurance or pool insurance and further depends on the LTV ratio of the individual loans and their coverage percentage (and in the case of pool insurance, the amount of any deductible). If a mortgage guaranty insurer does not meet MPP it cannot write new business until its policyholders position meets the minimum.

In February 2009, we received clarification from the OCI regarding the methodology used in calculating the excess of our policyholders position over the MPP. The clarification effectively reduces the required MPP by our reserves established for delinquent loans, beginning with our December 31, 2008 calculations. At December 31, 2008, MGIC's policyholders position exceeded the required minimum by more than $1.5 billion, and we exceeded the required minimum by $1.6 billion on a combined statutory basis. (The combined figures give effect to reinsurance with subsidiaries of our holding company.)

Some states that regulate us have provisions that limit the risk-to-capital ratio (see "Liquidity and Capital Resources — Risk to Capital") of a mortgage guaranty insurance company to 25:1. If an insurance company's risk-to-capital ratio exceeds the limit applicable in a state, it may be prohibited from writing new business in that state until its risk-to-capital ratio falls below the limit. It is also our understanding that certain states have clarified their calculation of risk-to-capital to reduce risk in force for established loss reserves. We have used this methodology beginning with our December 31, 2008 calculations. At December 31, 2008 MGIC's risk-to-capital was 12.9:1 and was 14.7:1 on a combined statutory basis.

In addition to the uncertainties that could result in increased losses, there are other items that could favorably impact our future losses. For example, our estimated loss reserves reflect loss mitigation from rescissions using only the rate at which we have rescinded claims during recent periods, as discussed under "Results of Consolidated Operations — Losses — Losses Incurred". In light of the number of claims investigations we are pursuing and our perception that books of insurance we wrote before 2008 contain a significant number of loans involving fraud, we expect our rescission rate during future periods to increase. The insured can dispute our right to rescind coverage, and whether the requirements to rescind are met ultimately would be determined by arbitration or judicial proceedings. Also, our estimated loss reserves do not take account of the effect of potential benefits that might be realized from third party and governmental loan modification programs.

Because these and other factors that will affect our future losses are subject to significant uncertainty, there is significant uncertainty regarding the level of our future losses. However, unless recent loss trends materially mitigate, MGIC's policyholders position could decline and its risk-to-capital could increase beyond the levels necessary to meet regulatory requirements and this could occur before the end of 2009.

An inability to write new business does not mean that we do not have sufficient resources to pay claims. We believe we have more than adequate resources to pay claims on our insurance in force, even in scenarios in which losses materially exceed those that would result in not meeting MPP and risk-to-capital requirements. Our claims paying resources principally consist of our investment portfolio, captive reinsurance trust funds and future premiums on our insurance in force, net of premiums ceded to captive and other reinsurers.

We are considering options to obtain capital to write new business, which could occur through the sale of equity or debt securities, from reinsurance and/or through the use of claims paying resources that should not be needed to cover obligations on our existing insurance in force. While we have not pursued raising capital from private sources, we initiated discussions with the US Treasury late in October 2008 to seek a capital investment and/or reinsurance under the Troubled Assets Relief Program ("TARP"). We understand there is intense competition for TARP and other government assistance. We cannot predict whether we will be successful in obtaining capital from any source but any sale of additional securities could dilute substantially the interest of existing shareholders and other forms of capital relief could also result in additional costs.

Our senior management believes that one of the capital generating options referred to above will be feasible or that the uncertainties described above will develop in a manner such that we will be able to continue to write new business through the end of 2009. We can, however, give no assurance in this regard, and higher losses, adverse changes in our relationship with the GSEs, or reduced benefits from loss mitigation, among other factors, could result in senior management's belief not being realized. In addition, to the extent this belief of senior management is a "forward-looking statement" under Section 21E(c) of the Securities Exchange Act of 1934, as amended (and without thereby suggesting that other forward-looking statements we make in this annual report are not accompanied by meaningful cautionary statements because the reference to such cautionary statements does not appear in immediate proximity to such other forward-looking statements), the statements under "Risk Factors" are intended to provide additional meaningful cautionary statements that identify additional material factors that could cause actual results to differ materially from those in this forward-looking statement of senior management.

Future of the Domestic Housing Finance System

For decades, Fannie Mae and Freddie Mac have been the principal factor in determining the availability of single-family mortgages in the United States for conforming loans. From the summer of 2007 to the summer of 2008, the combined common and preferred equity market capitalization of the GSEs declined on the order of $140 billion, the FHFA was appointed conservator of each GSE and their most senior management was replaced by executives designated by the federal government. As their conservator, FHFA controls and directs the operations of Fannie Mae and Freddie Mac. In connection with the conservatorship, the United States Treasury has committed a $200 billion facility to each GSE to support its capital, which is a $100 billion increase from the original facility established for each GSE at the time the conservatorship began. Both GSEs have either drawn or announced their intention to draw material amounts under their respective facilities to cure deficiencies in their regulatory capital as of September 30, 2008, which is the last period end reported on prior to finalization of this annual report.

Under the charters of the GSEs, which are contained in federal statutes subject to amendment by legislation, the GSEs must obtain credit enhancement on single-family mortgages that they purchase when the LTV ratio exceeds 80%. Such low down payment mortgages form the foundation of our business. For decades private mortgage insurance has been the mortgage market's preferred form of credit enhancement for conforming loans. (For a few years that ended in 2007, piggyback loans, which are loans comprised of both a first and second mortgage, with the LTV ratio of the first mortgage below what investors require for mortgage insurance, took substantial market share from private mortgage insurance. As shown by their recent performance in declining housing markets, we believe piggybacks cannot be fairly viewed as credit enhancements.)

As a result of the conservatorship of the GSEs and the mortgage insurance programs of the FHA and other federal agencies, the federal government has assumed the leading role in the residential mortgage market. These circumstances could lead Congress to undertake a wide ranging review of the system of residential mortgage finance in the United States, including what role the government should play. We believe there are strong policy reasons that favor the continuation of private mortgage insurance as the preferred credit enhancement for conforming loans. We cannot predict, however, the scope of any changes that may be made to the housing finance system as a result of such review or the effect such changes would have on our industry.

Debt at our Holding Company and Holding Company Capital Resources

At December 31, 2008, we had approximately $394 million in short-term investments at our holding company. These investments were virtually all of our holding company's liquid assets. Our holding company's obligations include $1.090 billion in indebtedness, $400 million of which is scheduled to mature before the end of 2011 and must be serviced pending scheduled maturity. See Notes 6 and 7 to our consolidated financial statements included below for additional information about this indebtedness. See "Liquidity and Capital Resources — Debt at our Holding Company and Holding Company Capital Resources" for information about restrictions on MGIC's payment of dividends to our holding company and our expectation that we will not be seeking additional dividends that would increase our holding company's cash resources in 2009. Historically, dividends from MGIC have been the principal source of our holding company's cash inflow.

Private and Public Efforts to Modify Mortgage Loans and Reduce Foreclosure

In September the Emergency Economic Stabilization Act of 2008 was enacted. Included in this legislation is the TARP which, among other provisions, allows mortgage assets to be purchased by the federal government from financial institutions. To the extent assets are acquired or controlled by a government agency such agency must implement a plan that seeks to maximize assistance to homeowners to minimize foreclosures. In February 2009, the Obama Administration announced the Homeowner Affordability and Stability Plan that has the intent of helping millions of homeowners receive more favorable mortgage terms. Full details of the plan were not available at the time this annual report was finalized.

In the fourth quarter of 2008, the Federal Deposit Insurance Corporation, in its capacity as a receiver for troubled banks, the GSEs and several lenders adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. Similarly, various state and local governments have enacted foreclosure moratoriums, many with the stated goal of reducing foreclosures by giving lenders and borrowers additional time to modify loans to make them more affordable to borrowers.

There can be no assurance that foreclosure avoidance or modification plans will materially reduce the level of delinquencies and claims we are currently experiencing or could experience in the future. For additional information about the potential impact that any plans and programs enacted by legislation may have on us, see the risk factor titled "Loan modification and other similar programs may not provide material benefits to us" under "Risk Factors" below.

Factors Affecting Our Results

Our results of operations are affected by:

- Premiums written and earned

  Premiums written and earned in a year are influenced by:

  - New insurance written, which increases the size of the in force book of insurance, is the aggregate principal amount of the mortgages that are insured during a period. Many factors affect new insurance written, including the volume of low down payment home mortgage originations and competition to provide credit enhancement on those mortgages, including competition from other mortgage insurers and alternatives to mortgage insurance.
  - Cancellations, which reduce the size of the in force book of insurance that generates premiums. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book. Refinancings are also affected by current home values compared to values when the loans in the in force book became insured and the terms on which mortgage credit is available.

- Rescissions, which require us to return any premiums received related to the rescinded policy.
- Premium rates, which are affected by the risk characteristics of the loans insured and the percentage of coverage on the loans.
- Premiums ceded to reinsurance subsidiaries of certain mortgage lenders ("captives") and risk sharing arrangements with the GSEs.

Premiums are generated by the insurance that is in force during all or a portion of the period. Hence, changes in the average insurance in force in the current period compared to an earlier period is a factor that will increase (when the average in force is higher) or reduce (when it is lower) premiums written and earned in the current period, although this effect may be enhanced (or mitigated) by differences in the average premium rate between the two periods as well as by premiums that are ceded to captives. Also, new insurance written and cancellations during a period will generally have a greater effect on premiums written and earned in subsequent periods than in the period in which these events occur.

- Investment income

Our investment portfolio is comprised almost entirely of fixed income securities rated "A" or higher. The principal factors that influence investment income are the size of the portfolio and its yield. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of the investment portfolio is mainly a function of cash generated from (or used in) operations, such as net premiums received, investment earnings, net claim payments and expenses, less cash provided by (or used for) non-operating activities, such as debt or stock issuance or dividend payments. Realized gains and losses are a function of the difference between the amount received on sale of a security and the security's amortized cost, as well as any "other than temporary" impairments. The amount received on sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

- Losses incurred

Losses incurred are the current expense that reflects estimated payments that will ultimately be made as a result of delinquencies on insured loans. As explained under "Critical Accounting Policies," except in the case of premium deficiency reserves, we recognize an estimate of this expense only for delinquent loans. Losses incurred are generally affected by:

- The state of the economy and housing values, each of which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency. The level of new delinquencies has historically followed a seasonal pattern, with new delinquencies in the first part of the year lower than new delinquencies in the latter part of the year.
- The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.
- The size of loans insured. Higher average loan amounts tend to increase losses incurred.
- The percentage of coverage on insured loans. Deeper average coverage tends to increase incurred losses.
- Changes in housing values, which affect our ability to mitigate our losses through sales of properties with delinquent mortgages as well as borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance.
- Rescission rates. Our estimated loss reserves reflect mitigation from rescissions of coverage using only the rate at which we have rescinded claims during recent periods. As we continue to investigate more claims for misrepresentation, we expect the number of rescissions to increase. The rate of rescissions may also continue to increase as fraud may be more prevalent in our insurance in force, which could ultimately decrease our losses incurred from what they would have been had our rescission rate been lower.

- The distribution of claims over the life of a book. Historically, the first two years after a loan is originated are a period of relatively low claims, with claims increasing substantially for several years subsequent and then declining, although persistency, the condition of the economy and other factors can affect this pattern. For example, a weak economy can lead to claims from older books continuing at stable levels or experiencing a lower rate of decline. We are currently seeing such performance as it relates to delinquencies from our older books and, to the extent we were notified of such delinquencies as of December 31, 2008, such performance is reflected in our loss reserves.

- Changes in premium deficiency reserves

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

- Underwriting and other expenses

The majority of our operating expenses are fixed, with some variability due to contract underwriting volume. Contract underwriting generates fee income included in "Other revenue."

- Interest expense

Interest expense reflects the interest associated with our debt obligations. Our long-term debt obligations at December 31, 2008 include our $300 million of 5.375% Senior Notes due in November 2015, $200 million of 5.625% Senior Notes due in September 2011, $200 million outstanding under a credit facility expiring in March 2010 and $390 million in convertible debentures due in 2063, as discussed in Notes 6 and 7 to our consolidated financial statements included below and under "Liquidity and Capital Resources" below.

- Income (loss) from joint ventures

Our results of operations have also been affected by the results of our joint ventures, which are accounted for under the equity method. Historically, joint venture income principally consisted of the aggregate results of our investment in two less than majority owned joint ventures, Credit-Based Asset Servicing and Securitization LLC (C-BASS) and Sherman Financial Group LLC (Sherman).

C-BASS

C-BASS, a limited liability company, is an unconsolidated, less than 50%-owned joint venture investment of ours that is not controlled by us. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. In the third quarter of 2007, as a result of margin calls from lenders that C-BASS was unable to meet, C-BASS's purchases of mortgages and mortgage securities and its securitization activities ceased. C-BASS is managing its portfolio pursuant to a consensual, non-bankruptcy restructuring, under which its assets are to be paid out over time to its secured and unsecured creditors.

In 2007, joint venture losses included an impairment charge equal to our entire equity interest in C-BASS, as well as the reduction of the carrying value of our $50 million note from C-BASS to zero, which was due to equity losses incurred by C-BASS in the fourth quarter of 2007.

Sherman

During the period in which we held an equity interest in Sherman, Sherman was principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. The factors that affect Sherman's consolidated results of operations are discussed in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008, to which you should refer.

Beginning in the first quarter of 2008, our joint venture income principally consisted of income from Sherman. In the third quarter of 2008, we sold our entire interest in Sherman to Sherman. As a result, beginning in the fourth quarter of 2008, our results of operations are no longer affected by any joint venture results. See "Results of Consolidated Operations — Joint Ventures — Sherman" for discussion of our sale of interest in Sherman and related note receivable.

Mortgage Insurance Earnings and Cash Flow Cycle

In our industry, a "book" is the group of loans that a mortgage insurer insures in a particular calendar year. In general, the majority of any underwriting profit (premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results typically occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments), and losses increase.

Australia

In 2007, we began providing mortgage insurance to lenders in Australia. At December 31, 2008 the equity value of our Australian operations was approximately $100 million and our risk in force in Australia was approximately $1.0 billion. In Australia, mortgage insurance is a single premium product that covers the entire loan balance. As a result, our Australian risk in force represents the entire amount of the loans that we have insured. However, the mortgage insurance we provide only covers the unpaid loan balance after the sale of the underlying property. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have been exploring alternatives for our Australian activities which may include a sale of our Australian operations. As a result, we have reduced our Australian headcount and suspended writing new business in Australia. We do not expect to write new business in Australia unless required in connection with an agreed upon sale of this business.

Summary of 2008 Results

Our results of operations in 2008 were principally affected by:

- Premiums written and earned

Premiums written and earned during 2008 increased compared to 2007. The increase in premiums resulted from the continued increase in the average insurance in force; however the effect of the higher in force has been somewhat offset by lower average premium yields due to a shift in the mix of new writings to loans with lower loan-to-value ratios, higher FICO scores and full documentation, which carry lower premium rates.

- Investment income

Investment income in 2008 was higher when compared to 2007 due to an increase in the average amortized cost of invested assets, offset by a decrease in the pre-tax yield.

• Realized (losses) gains

Realized losses for 2008 included "other than temporary" impairments on our investment portfolio of approximately $62.5 million and realized losses on the sales of investments of approximately $12.8 million, offset by a $62.8 million gain from the sale of our remaining interest in Sherman. Realized gains in 2007 included a $162.9 million pre-tax gain on the sale of a portion of our interest in Sherman.

• Losses incurred

Losses incurred for 2008 significantly increased compared to 2007 primarily due to a significant increase in the default inventory, offset by a smaller increase in the estimates regarding how much will be paid on claims, or severity, and a slight decrease in the estimates regarding how many delinquencies will result in a claim, or claim rate, when compared to 2007. The default inventory increased by 75,068 delinquencies in 2008, compared to an increase of 28,492 in 2007. The continued increase in estimated severity was primarily the result of the default inventory containing higher loan exposures with expected higher average claim payments as well as our inability to mitigate losses through the sale of properties due to home price declines. The decrease in estimated claim rate for 2008 was primarily due to an increase in our loss mitigation efforts that resulted in an increased number of rescissions and claim denials for misrepresentation, ineligibility and policy exclusions.

• Premium deficiency

During 2008 the premium deficiency reserve on Wall Street bulk transactions declined by $757 million from $1,211 million, as of December 31, 2007, to $454 million as of December 31, 2008. The $454 million premium deficiency reserve as of December 31, 2008 reflects the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves.

• Underwriting and other expenses

Underwriting and other expenses for 2008 decreased when compared to 2007. The decrease reflects our lower volumes of new insurance written as well as a focus on expenses in difficult market conditions. Also, 2007 included $12.3 million in one-time expenses associated with a terminated merger.

• Interest expense

Interest expense for 2008 increased when compared to 2007. The increase primarily reflects the issuance of our convertible debentures in March and April of 2008.

• Income from joint ventures

Income from joint ventures, net of tax, was $24.5 million in 2008 compared to a loss from joint ventures, net of tax, of $269.3 million for 2007. The income from joint ventures in 2008 is related to our remaining interest in Sherman that was sold in the third quarter of 2008. The gain on the sale of our interest is included in realized gains on our statements of operations. The loss from joint venture in 2007 was due primarily to the impairment of our investment in C-BASS.

• (Credit) provision for income tax

The effective tax rate credit on our pre-tax loss was (42.1%) in 2008, compared to (37.3%) in 2007. During those periods, the rate reflected the benefits recognized from tax-preferenced investments. Our tax-preferenced investments that impact the effective tax rate consist almost entirely of tax-exempt municipal bonds. The difference in the rate was primarily the result of a smaller loss from underwriting operations during 2008, compared to 2007.

Results of Consolidated Operations

New insurance written

The amount of our primary new insurance written during the years ended December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
		($ billions)	
NIW — Flow Channel	$46.6	$69.0	$39.3
NIW — Bulk Channel	1.6	7.8	18.9
Total Primary NIW	$48.2	$76.8	$58.2
Refinance volume as a% of primary flow NIW	26%	24%	23%

The decrease in new insurance written on a flow basis in 2008, compared to 2007, was primarily due to changes in our underwriting guidelines discussed below, as well as a decrease in the total mortgage origination market and greater usage of FHA insurance programs as an alternative to mortgage insurance. For a discussion of new insurance written through the bulk channel, see "Bulk transactions" below.

We anticipate our flow new insurance written for 2009 will be significantly below the level written in 2008, due to changes in our underwriting guidelines discussed below as well as premium rate increases implemented during 2008, neither of which were fully implemented at the beginning of 2008. We believe our changes in guidelines and premium rates have led to greater usage of FHA insurance programs as an alternative to private mortgage insurance. Additionally, both GSEs have implemented adverse market charges on all loans and credit risk-based loan level price adjustments on loans with certain risk characteristics which include loans that qualify for private mortgage insurance. The application of these loan level price adjustments results in a materially higher monthly payment for the borrower, which we also believe has led to greater usage of FHA insurance programs as an alternative to private mortgage insurance. Our level of new insurance written could also be affected by other items, as noted under "Risk Factors" below, which are an integral part of this Management's Discussion and Analysis.

The percentage of our volume written on a flow basis that includes segments we view as having a higher probability of claim continued to increase through 2007. In particular, the percentage of our flow new insurance written with loan-to-value ratios greater than 95% grew to 42% in 2007, compared to 34% in 2006. For 2008 the percentage of our flow new insurance written with loan-to-value ratios greater than 95% declined to 18%, and was only 3% for the fourth quarter of 2008.

We have implemented a series of changes to our underwriting guidelines that are designed to improve the credit risk profile of our new insurance written. The changes primarily affect borrowers who have multiple risk factors such as a high loan-to-value ratio, a lower FICO score and limited documentation or are financing a home in a market we categorize as higher risk. We also implemented premium rate increases. Several underwriting guidelines and premium rate changes were implemented during 2008, although a significant portion of our new business in the first quarter of 2008 was committed to prior to the effective date of these changes. The chart below shows, for the years ended December 31, 2007 and 2008, as well as each quarter ended in 2008, our flow new insurance written and the percentage of our flow new insurance written that would have qualified with our underwriting guidelines in place as of December 31, 2008.

Flow NIW ($ in billions)

Year Ended	Quarter Ended				Year Ended
Dec. 31, 2007	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Dec. 31, 2008
$69.0	$18.1	$13.4	$9.7	$5.4	$46.6

Percentage of Flow NIW that Qualified with our Underwriting Guidelines in Place as of December 31, 2008

Year Ended	Quarter Ended				Year Ended
Dec. 31, 2007	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Dec. 31, 2008
21.1%	31.8%	59.1%	80.1%	89.1%	55.9%

We regularly review our underwriting guidelines. Additional changes to our guidelines, which include further limitations on the types of refinance loans we will insure, have been announced and will be effective in the first quarter of 2009.

Cancellations and insurance in force

New insurance written and cancellations of primary insurance in force during the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
		($ billions)	
NIW	$ 48.2	$ 76.8	$ 58.2
Cancellations	(32.9)	(41.6)	(51.7)
Change in primary insurance in force	$ 15.3	$ 35.2	$ 6.5
Direct primary insurance in force as of December 31,	$227.0	$211.7	$176.5

Cancellation activity has historically been affected by the level of mortgage interest rates and the level of home price appreciation. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction. Our persistency rate (percentage of insurance remaining in force from one year prior) was 84.4% at December 31, 2008, an increase from 76.4% at December 31, 2007 and 69.6% at December 31, 2006. These persistency rate improvements reflect the more restrictive credit policies of lenders (which make it more difficult for homeowners to refinance loans), as well as declines in housing values.

Bulk transactions

New insurance written for bulk transactions was $1.6 billion for 2008 compared to $7.8 billion for 2007 and $18.9 billion for 2006. The decrease in bulk writings was primarily due to our decision in the fourth quarter of 2007 to stop insuring Wall Street bulk transactions. The majority of the bulk business in 2008 was lender paid transactions that included a higher percentage of prime loans (we have consistently classified as "prime" all loans with FICO scores of 620 and above) than was typically present in Wall Street bulk transactions and the remainder was bulk business with the GSEs, which also included a similar percentage of prime loans. Wall Street bulk transactions represented approximately 41%, 66% and 89% of our new insurance written for bulk transactions during 2007, 2006 and 2005, respectively, and at December 31, 2008 included approximately 118,000 loans with insurance in force of approximately $19.8 billion and risk in force of approximately $5.8 billion, which is approximately 72% of our bulk risk in force.

We wrote no new business through the bulk channel during the second half of 2008. We expect the volume of any future business written through the bulk channel will be insignificant.

Pool insurance

In addition to providing primary insurance coverage, we have also insured pools of mortgage loans. New pool risk written during 2008, 2007 and 2006 was $145 million, $211 million and $240 million, respectively. Our direct pool risk in force was $1.9 billion, $2.8 billion and $3.1 billion at December 31, 2008, 2007 and 2006, respectively. These risk amounts represent pools of loans with contractual aggregate loss limits and in some cases those without these limits. For pools of loans without these limits, risk is estimated based on the amount that would credit enhance the loans in the pool to a "AA" level based on a rating agency model. Under this model, at December 31, 2008, 2007 and 2006 for $2.5 billion, $4.1 billion and $4.4 billion, respectively, of risk without these limits, risk in force is calculated at $150 million, $475 million and $473 million, respectively. For the years ended December 31, 2008, 2007 and 2006 for $23 million, $32 million and $56 million, respectively, of risk without contractual aggregate loss limits, new risk written under this model was $1 million, $2 million and $4 million, respectively.

We are currently not issuing new commitments for pool insurance and expect that the volume of any future pool business will be insignificant.

Net premiums written and earned

Net premiums written and earned during 2008 increased compared to 2007. The average insurance in force continued to increase; however the effect of the higher in force has been somewhat offset by lower average premium yields due to a shift in the mix of new writings to loans with lower loan-to-value ratios, higher FICO scores and full documentation, which carry lower premium rates. We expect our average insurance in force to continue to be higher in 2009, compared to 2008, with our insurance in force balance stabilizing or decreasing slightly throughout 2009.

We expect our premium yields (net premiums written or earned, expressed on an annual basis, divided by the average insurance in force) to continue at approximately the level experienced during 2008. We expect a reduction in business in 2009 that has higher premiums (we are no longer insuring new Wall Street Bulk transactions; as a result of our underwriting changes, our future volume of loans with loan-to-value ratios greater than 95%, loans classified as A-minus and reduced documentation loans, which carry higher premium rates should be insignificant), will be offset by lower ceded premium due to captive terminations and run-offs. In a termination, the arrangement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. In a run-off, no new loans are reinsured by the captive but loans previously reinsured continue to be covered, with premium and losses continuing to be ceded on those loans.

Net premium written and earned during 2007 increased compared to 2006 due to a higher average insurance in force, offset by lower average premium yields.

Risk sharing arrangements

For the nine months ended September 30, 2008, approximately 34.4% of our flow new insurance written was subject to arrangements with captives or risk sharing arrangements with the GSEs compared to 47.7% for the year ended December 31, 2007 and 47.5% for the year ended December 31, 2006. We expect the percentage of new insurance written subject to risk sharing arrangements to continue to decline in 2009 for the reasons discussed below. The percentage of new insurance written covered by these arrangements is shown only for the nine months ended September 30, 2008 because this percentage normally increases after the end of a quarter. Such increases can be caused by, among other things, the transfer of a loan in the secondary market, which can result in a mortgage insured during a quarter becoming part of a risk sharing arrangement in a subsequent quarter. New insurance written through the bulk channel is not subject to risk sharing arrangements. Premiums ceded in these arrangements are reported in the period in which they are ceded regardless of when the mortgage was insured.

Effective on and after June 1, 2008, Freddie Mac-approved private mortgage insurers, including MGIC, may not cede new risk if the gross risk or gross premium ceded to captive reinsurers is greater than 25%. Freddie Mac stated that it made this change to allow mortgage insurers to retain more insurance premiums to pay current claims and rebuild their capital bases. Fannie Mae made similar changes to its requirements. Effective June 1, 2008, we made appropriate changes to the terms of our arrangements with those captives that had exceeded the 25% limit.

Effective January 1, 2009 we are no longer ceding new business under excess of loss reinsurance treaties with lender captive reinsurers. Loans reinsured through December 31, 2008 will run off pursuant to the terms of the particular captive arrangement. New business will continue to be ceded under quota share reinsurance arrangements. During 2008, many of our captive arrangements were either terminated or placed into run-off.

We anticipate that our ceded premiums related to risk sharing agreements will be significantly less in 2009 compared to amounts ceded in 2008.

See discussion under "-Losses" regarding losses assumed by captives.

In June 2008 we entered into a reinsurance agreement with an affiliate of HCC Insurance Holdings, Inc. The reinsurance agreement is effective on the risk associated with up to $50 billion of qualifying new insurance written each calendar year. The term of the reinsurance agreement began on April 1, 2008 and ends on December 31, 2010, subject to two one-year extensions that may be exercised by HCC. We believe that substantially all of our insurance committed to subsequent to April 1, 2008 will qualify under the reinsurance agreement. The reinsurance agreement is expected to provide additional claims-paying resources when loss ratios exceed 100% for insurance written beginning April 1, 2008.

The agreement is accounted for under deposit accounting rather than reinsurance accounting, because under the guidance of SFAS 113 "Accounting for Reinsurance Contracts", we concluded that the reinsurance agreement does not result in the reasonable possibility that the reinsurer will suffer a significant loss.

When our financial strength rating as determined by two rating agencies is in the "A" category or higher the agreement provides for a 20% quota share agreement, but allows us to retain 80% of the ceded premium ("profit commission"). The profit commission is used to cover losses that otherwise would be ceded to the reinsurer until the profit commission is exhausted. The premium ceded to the reinsurer and the brokerage commission paid to an affiliate of the reinsurer, net of a profit commission retained by us, is recorded as reinsurance fee expense on our statement of operations. In loss environments where loss ratios are less than 80% for the insurance covered by this agreement we expect the net expense will be approximately 5% of net premiums earned on business covered by the agreement. Under the terms of the agreement, if our financial strength rating as determined by two rating agencies falls below the "A" category, we are no longer entitled to the profit commission and our net expense will increase to reflect we no longer receive this profit commission, but this increase will be partially offset by an increase of reinsured losses. In February 2009, Moody's Investors Service reduced MGIC's financial strength rating to Ba2 with a developing outlook. The financial strength of MGIC is rated A-, with a negative outlook, by both Standard and Poor's Rating Services and Fitch Ratings. The reinsurance fee for the year ended December 31, 2008 is separately shown in the statements of operations.

Investment income

Investment income for 2008 increased when compared to 2007 due to an increase in the average amortized cost of invested assets, offset by a decrease in the average investment yield. The decrease in the average investment yield was caused both by decreases in prevailing interest rates and a decrease in the average maturity of our investments. The portfolio's average pre-tax investment yield was 3.87% at December 31, 2008 and 4.69% at December 31, 2007. The portfolio's average after-tax investment yield was 3.49% at December 31, 2008 and 4.18% at December 31, 2007. Assuming shorter-term yields remain at their current levels, we expect the investment yield on our portfolio as a whole will continue to decline because we are investing available funds in shorter maturities so that they will be available for claim payments without the need to obtain the necessary funds through sales of our fixed income investments.

Investment income for 2007 increased when compared to 2006 due to an increase in the average investment yield, as well as an increase in the average amortized cost of invested assets.

Realized (losses) gains

Realized losses for 2008 included "other than temporary" impairments on our investment portfolio of approximately $62.5 million on our fixed income investments including debt instruments issued by Fannie Mae, Freddie Mac, Lehman Brothers and AIG, and realized losses on the sales of investments of approximately $12.8 million, offset by a $62.8 million gain from the sale of our remaining interest in Sherman.

Realized gains in 2007 included a $162.9 million pre-tax gain on the sale of a portion our interest in Sherman. There were no "other than temporary" impairments in 2007 or 2006.

Other revenue

Other revenue for 2008 increased when compared to 2007. The increase in other revenue was primarily the result of other non-insurance operations.

Other revenue for 2007 decreased when compared to 2006. The decrease was primarily the results of other non-insurance operations and a decrease in revenue from contract underwriting.

Losses

As discussed in "— Critical Accounting Policies", and consistent with industry practices, we establish loss reserves for future claims only for loans that are currently delinquent. The terms "delinquent" and "default" are used interchangeably by us and are defined as an insured loan with a mortgage payment that is 45 days or more past due. Loss reserves are established based on our estimate of the number of loans in our inventory of delinquent loans that will not cure their delinquency and thus result in a claim, which is referred to as the claim rate (historically, a substantial majority of delinquent loans have eventually cured), and further estimating the amount that we will pay in claims on the loans that do not cure, which is referred to as claim severity.

Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could materially reduce our ability to mitigate potential losses through property acquisition and resale or expose us to greater losses on resale of properties obtained through the claim settlement process. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

Our estimates could also be positively affected by government efforts to assist current borrowers in refinancing to new loan instruments, assisting delinquent borrowers and lenders in modifying their mortgage notes into something more affordable, and forestalling foreclosures. In addition private company efforts may have a positive impact on our loss development. However, all of these efforts are in their early stages and therefore we are unsure of their magnitude or the benefit to us or our industry, and as a result are not factored into our current reserving. For additional information about the potential impact that any plans and programs enacted by legislation may have on us, see the risk factor titled "Loan modification and other similar programs may not provide material benefits to us" under "Risk Factors" below.

Our estimates could also be positively affected by the extent of fraud that we uncover in the loans we have insured; higher rates of fraud should lead to higher rates of rescission, although the relationship may not be linear. Rescissions and denials totaled $85 million in the fourth quarter of 2008 and $171 million for the year ending December 31, 2008. Rescissions and denials totaled only $7 million in the fourth quarter of 2007 and totaled only $28 million for the year ended December 31, 2007.

Losses incurred

In 2008, net losses incurred were $3,071 million, of which $2,684 million related to current year loss development and $387 million related to unfavorable prior years' loss development. In 2007, net losses incurred were $2,365 million, of which $1,846 million related to current year loss development and

$519 million related to unfavorable prior years' loss development. See Note 8 to our consolidated financial statements included below.

The amount of losses incurred pertaining to current year loss development represents the estimated amount to be ultimately paid on default notices received in the current year. Losses incurred pertaining to the current year increased in 2008, compared to 2007, primarily due to a significant increase in the default inventory offset by a smaller increase in estimated severity, as well as a slight decrease in estimated claim rate, when each are compared to the same period in 2007. The default inventory increased by 75,068 delinquencies in 2008, compared to an increase of 28,492 in 2007. The continued increase in estimated severity was primarily the result of the default inventory containing higher loan exposures with expected higher average claim payments as well as our inability to mitigate losses through the sale of properties due to home price declines. The increase in estimated severity was less substantial than the increase experienced during 2007. The slight decrease in estimated claim rate for 2008 was primarily due to an increase in our loss mitigation efforts that resulted in an increased number of rescissions and claim denials for misrepresentation, ineligibility and policy exclusions. The estimated claim rate is based on recent historical experience and does not take into account any potential benefits of third party and governmental mitigation programs that are in their early stages for which we have no data on historical performance. Losses incurred pertaining to the current year increased in 2007, compared to 2006, primarily due to significant increases in the default inventory and estimated severity and claim rate, when each are compared to 2006.

Our loss estimates are established based upon historical experience. We continue to experience increases in delinquencies in certain markets with higher than average loan balances, such as Florida and California. In California we have experienced an increase in delinquencies, from 6,900 as of December 31, 2007 to 14,960 as of December 31, 2008. Our Florida delinquencies increased from 12,500 as of December 31, 2007 to 29,380 as December 31, 2008. The average claim paid on California loans in 2008 was more than twice as high as the average claim paid for the remainder of the country.

The amount of losses incurred relating to prior year loss development represents actual claim payments that were higher or lower than what was estimated by us at the end of the prior year as well as a re-estimation of amounts to be ultimately paid on defaults remaining in our default inventory from the end of the prior year. This re-estimation is the result of our review of current trends in default inventory, such as defaults that have resulted in a claim, the amount of the claim, the change in relative level of defaults by geography and the change in average loan exposure. The $387 million addition to losses incurred relating to prior years in 2008 was due primarily to the significant increases in severity during the year, as compared to our estimates when originally establishing the reserves at December 31, 2007. The increase in losses incurred in 2008 related to prior years is also a result of more defaults remaining in inventory at December 31, 2008 from a year prior. These defaults have a higher estimated claim rate when compared to a year prior. The $518.9 million increase in losses incurred in 2007 related to prior years was due primarily to the significant increases in severity and the significant deterioration in cure rates experienced during the year, as compared to our estimates when originally establishing the reserves at December 31, 2006.

We believe that the foregoing trends will likely continue into 2009. These trends may also continue beyond 2009.

As discussed under "— Risk Sharing Arrangements", a portion of our flow new insurance written is subject to reinsurance arrangements with lender captives. The majority of these reinsurance arrangements are aggregate excess of loss reinsurance agreements, and the remainder are quota share agreements. As discussed under "Risk Sharing Arrangements" effective January 1, 2009 we will no longer cede new business under excess of loss reinsurance treaties with lender captive reinsurers. Loans reinsured through December 31, 2008 will run off pursuant to the terms of the particular captive arrangement. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss, which is typically between 4% and 5%, the captives are responsible for the second aggregate layer of loss, which is typically 5% or 10%, and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically ranged from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captives' portion of both premiums and losses typically ranging from 25% to 50%. As noted under "Risk Sharing Arrangements" based on changes to the GSE requirements, beginning June 1, 2008 our captive arrangements, both aggregate excess of loss and quota share, are limited to a 25% cede rate.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited into the applicable trust account to support the captive's layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. In most cases, the captives are also allowed to withdraw funds from the trust account to pay verifiable federal income taxes and operational expenses. Conversely, if the account balance falls below certain thresholds, the individual captive may be required to contribute funds to the trust account. However, in most cases, our sole remedy if a captive does not contribute such funds is to put the captive into run-off, in which case no new business would be ceded to the captive. In the event that the captives' incurred but unpaid losses exceed the funds in the trust account, and the captive does not deposit adequate funds, we may also be allowed to terminate the captive agreement, assume the captives obligations, transfer the assets in the trust accounts to us, and retain all future premium payments. We intend to exercise this additional remedy when it is available to us. However, if the captive would challenge our right to do so, the matter would be determined by arbitration. The total fair value of the trust fund assets under these agreements at December 31, 2008 was approximately $582 million. During 2008, $265 million of trust fund assets were transferred to us as a result of captive terminations. There were no material captive terminations in 2007. The transferred funds resulted in an increase in our investment portfolio (including cash and cash equivalents) and there was a corresponding decrease in our reinsurance recoverable on loss reserves, which is offset by a decrease in our net losses paid.

In 2008 the captive arrangements reduced our losses incurred by approximately $476 million. We anticipate that the reduction in losses incurred will be lower in 2009, compared to 2008, as some of our captive arrangements have been terminated.

Information about the composition of the primary insurance default inventory at December 31, 2008, 2007 and 2006 appears in the table below.

	2008	2007	2006
Total loans delinquent(1)	182,188	107,120	78,628
Percentage of loans delinquent (default rate)	12.37%	7.45%	6.13%
Prime loans delinquent(2)	95,672	49,333	36,727
Percentage of prime loans delinquent (default rate)	7.90%	4.33%	3.71%
A-minus loans delinquent(2)	31,907	22,863	18,182
Percentage of A-minus loans delinquent (default rate)	30.19%	19.20%	16.81%
Subprime credit loans delinquent(2)	13,300	12,915	12,227
Percentage of subprime credit loans delinquent (default rate)	43.30%	34.08%	26.79%
Reduced documentation loans delinquent(3)	41,309	22,009	11,492
Percentage of reduced doc loans delinquent (default rate)	32.88%	15.48%	8.19%

(1) At December 31, 2008 and 2007, 45,482 and 39,704 loans in default, respectively, related to Wall Street bulk transactions.

(2) We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less

than 575, all as reported to us at the time a commitment to insure is issued. Most A-minus and subprime credit loans were written through the bulk channel.

(3) In accordance with industry practice, loans approved by GSE and other automated underwriting (AU) systems under "doc waiver" programs that do not require verification of borrower income are classified by us as "full documentation." Based in part on information provided by the GSEs, we estimate full documentation loans of this type were approximately 4% of 2007 NIW. Information for other periods is not available. We understand these AU systems grant such doc waivers for loans they judge to have higher credit quality. We also understand that the GSEs terminated their "doc waiver" programs, with respect to new commitments, in the second half of 2008.

The pool notice inventory increased from 25,224 at December 31, 2007 to 33,884 at December 31, 2008; the pool notice inventory was 20,458 at December 31, 2006.

The average primary claim paid for 2008 was $52,239 compared to $37,165 for 2007 and $28,228 for 2006. We expect the average primary claim paid to continue to increase in 2009, although we do not expect the increase in 2009 to be as sizeable as the increase experienced during 2008. We expect these increases will be driven by our higher average insured loan sizes as well as decreases in our ability to mitigate losses through the sale of properties in some geographical regions, as certain housing markets, like California and Florida, continue to be weak.

The average claim paid for the top 5 states (based on 2008 losses paid) for the years ended December 31, 2008, 2007 and 2006 appears in the table below.

Average Claim Paid	2008	2007	2006
California	$115,409	$96,196	$55,540
Florida	69,061	56,846	23,158
Michigan	37,020	35,607	31,181
Arizona	67,058	58,211	19,048
Ohio	32,638	31,859	29,172
Other states	42,985	33,651	27,532
All states	$ 52,239	$37,165	$28,228

The average loan size of our insurance in force at December 31, 2008, 2007 and 2006 appears in the table below.

Average Loan Size	2008	2007	2006
Total insurance in force	$154,100	$147,308	$137,574
Prime (FICO 620 & >)	151,240	141,690	129,696
A-Minus (FICO 575-619)	132,380	133,460	129,116
Subprime (FICO < 575)	121,230	124,530	127,298
Reduced doc (All FICOs)	208,020	209,990	202,984

The average loan size of our insurance in force at December 31, 2008, 2007 and 2006 for the top 5 states (based on 2008 losses paid) appears in the table below.

Average Loan Size	2008	2007	2006
California	$293,442	$291,578	$274,984
Florida	180,261	178,063	163,573
Michigan	121,001	119,428	117,126
Arizona	190,339	185,518	163,619
Ohio	116,046	113,276	110,162
All other states	148,523	141,297	131,247

Information about net paid claims during the years ended December 31, 2008, 2007 and 2006 appears in the table below.

Net Paid Claims ($ millions)	2008	2007	2006
Prime (FICO 620 & >)	$ 547	$332	$251
A-Minus (FICO 575-619)	250	161	125
Subprime (FICO < 575)	132	101	68
Reduced doc (All FICOs)	395	190	81
Other	48	45	50
Direct losses paid	1,372	829	575
Reinsurance	(19)	(12)	(8)
Net losses paid	$1,353	$817	$567
LAE	48	53	44
Net losses and LAE paid before terminations	$1,401	$870	$611
Reinsurance terminations	(265)	—	—
Net losses and LAE paid	$1,136	$870	$611

Primary claims paid for the top 15 states (based on 2008 losses paid) and all other states for the years ended December 31, 2008, 2007 and 2006 appear in the table below.

Primary Paid Claims by State ($ millions)	2008	2007	2006
California	$ 315.8	$ 81.7	$ 2.8
Florida	129.3	37.6	4.4
Michigan	98.9	98.0	73.8
Arizona	60.8	10.5	0.7
Ohio	58.3	73.2	71.5
Illinois	52.0	34.9	20.5
Georgia	50.4	35.4	39.6
Texas	47.7	51.1	48.9
Nevada	45.1	12.3	1.4
Minnesota	43.2	33.6	16.0
Colorado	32.5	31.6	30.1
Virginia	32.3	12.7	1.8
Massachusetts	28.9	24.3	6.5
Indiana	26.0	33.3	34.8
New York	23.9	13.2	9.2
Other states	278.8	201.0	162.6
	$1,323.9	$784.4	$524.6

The default inventory in those same states at December 31, 2008, 2007 and 2006 appears in the table below.

Default Inventory by State	2008	2007	2006
California	14,960	6,925	3,000
Florida	29,384	12,548	4,526
Michigan	9,853	7,304	6,522
Arizona	6,338	2,169	800
Ohio	8,555	6,901	6,395
Illinois	9,130	5,435	4,092
Georgia	7,622	4,623	3,492
Texas	10,540	7,103	6,490
Nevada	3,916	1,337	530
Minnesota	3,642	2,478	1,820
Colorado	2,328	1,534	1,354
Virginia	3,360	1,761	981
Massachusetts	2,634	1,596	1,027
Indiana	5,497	3,763	3,392
New York	4,493	3,153	2,458
Other states	59,936	38,490	31,749
	182,188	107,120	78,628

Our 2008 paid claims were lower than we anticipated at the beginning of the year due to a combination of reasons that have slowed the rate at which claims are received and paid, including foreclosure moratoriums, servicing delays, court delays, loan modifications, our fraud investigations and our claim rescissions and denials. Due to the uncertainty regarding how these and other factors will affect our net paid claims in 2009, it is difficult to estimate our 2009 claims paid. However, we believe that paid claims in 2009 will exceed, perhaps significantly, the $1.4 billion paid in 2008. See "Contractual Obligations" below.

As of December 31, 2008, 66% of our primary insurance in force was written subsequent to December 31, 2005. On our flow business, the highest claim frequency years have typically been the third and fourth year after the year of loan origination. However, the pattern of claims frequency can be affected by many factors, including low persistency and deteriorating economic conditions. Low persistency can have the effect of accelerating the period in the life of a book during which the highest claim frequency occurs. Deteriorating economic conditions can result in increasing claims following a period of declining claims. On our bulk business, the period of highest claims frequency has generally occurred earlier than in the historical pattern on our flow business.

Premium deficiency

Historically all of our insurance risks were included in a single grouping and the calculations to determine if a premium deficiency existed were performed on our entire in force book. As of September 30, 2007, based on these calculations there was no premium deficiency on our total in force book. During the fourth quarter of 2007, we experienced significant increases in our default inventory, and severities and claim rates on loans in default. We further examined the performance of our in force book and determined that the performance of loans included in Wall Street bulk transactions was significantly worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As a result we began separately measuring the performance of Wall Street bulk transactions and decided to stop writing this business. Consequently, as of December 31, 2007, we performed separate premium deficiency calculations on the Wall Street bulk transactions and on the remainder of our in force book to determine if premium deficiencies existed. As a result of those calculations, we recorded a premium deficiency reserve of $1,211 million in the fourth quarter of 2007 to reflect the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on the Wall Street bulk transactions. The discount rate used in the calculation of the premium deficiency reserve, 4.70%, was based upon our pre-tax investment yield at December 31, 2007. As of December 31, 2007 there was no premium deficiency related to the remainder of our in force business.

During 2008 the premium deficiency reserve on Wall Street bulk transactions declined by $757 million from $1,211 million, as of December 31, 2007, to $454 million as of December 31, 2008. The $454 million premium deficiency reserve as of December 31, 2008 reflects the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2008 was 4.0%.

The components of the premium deficiency reserve at December 31, 2008 and 2007 appears in the table below.

	December 31, 2008	December 31, 2007
	($ millions)	
Present value of expected future premium	$ 712	$ 901
Present value of expected future paid losses and expenses	(3,063)	(3,561)
Net present value of future cash flows	(2,351)	(2,660)
Established loss reserves	1,897	1,449
Net deficiency	$ (454)	$(1,211)

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results. The decrease in the premium deficiency reserve for the year ended December 31, 2008 was $757 million, as shown in the chart below, which represents the net result of actual premiums, losses and expenses offset by $134 million change in assumptions primarily related to higher estimated ultimate losses.

	($ in millions)	
Premium Deficiency Reserve at December 31, 2007		$(1,211)
Paid Claims and LAE	770	
Increase in loss reserves	448	
Premium earned	(234)	
Effects of present valuing on future premiums, losses and expenses	(93)	
Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized		891
Change in premium deficiency reserve to reflect change in assumptions relating to premiums, losses, expenses and discount rate(1)		(134)
Premium Deficiency Reserve at December 31, 2008		$ (454)

(1) A negative number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a deficiency of prior premium deficiency reserves.

At the end of 2008, we performed a premium deficiency analysis on the portion of our book of business not covered by the premium deficiency described above. That analysis concluded that, as of December 31, 2008, there was no premium deficiency on such portion of our book of business. For the reasons discussed below, our analysis of any potential deficiency reserve is subject to inherent uncertainty and requires significant judgment by management. To the extent, in a future period, expected losses are higher or expected premiums are lower than the assumptions we used in our analysis, we could be required to record a premium deficiency reserve on this portion of our book of business in such period.

The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Assumptions used in calculating the deficiency reserves can also be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings and could be material.

Underwriting and other expenses

Underwriting and other expenses for 2008 decreased when compared to 2007. The decrease reflects our lower volumes of new insurance written as well as a focus on expenses in difficult market conditions. Also, 2007 included $12.3 million in one-time expenses associated with a terminated merger.

Underwriting and other expenses for 2007 increased when compared to 2006 primarily due to one-time expenses associated with a terminated merger, as well as international expansion.

Ratios

The table below presents our loss, expense and combined ratios for our combined insurance operations for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
Loss ratio	220.4%	187.3%	51.7%
Expense ratio	14.2%	15.8%	17.0%
Combined ratio	234.6%	203.1%	68.7%

The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The loss ratio does not reflect any effects due to premium deficiency. The increase in the loss ratio in 2008, compared to 2007, is due to an increase in losses incurred, partially offset by an increase in premiums earned. The expense ratio is the ratio, expressed as a percentage, of underwriting expenses to net premiums written. The decrease in 2008, compared to 2007, is due to a decrease in underwriting and other expenses as well as an increase in premiums written. The combined ratio is the sum of the loss ratio and the expense ratio.

Interest expense

Interest expense for 2008 increased compared to 2007. The increase primarily reflects the issuance of the $390 million of convertible debentures in March and April of 2008. See discussion of our future interest expense as it relates to our convertible debentures in Note 2 to our consolidated financial statements included below.

Interest expense for 2007 increased slightly when compared to 2006 due to higher average amounts outstanding under our commercial paper program and credit facility.

Income taxes

The effective tax rate credit on our pre-tax loss was (42.1%) in 2008, compared to (37.3%) in 2007. During those periods, the rate reflected the benefits recognized from tax-preferenced investments. Our tax-preferenced investments that impact the effective tax rate consist almost entirely of tax-exempt municipal bonds. The difference in the rate was primarily the result of a smaller loss from underwriting operations during 2008, compared to 2007.

The effective tax rate credit on our pre-tax loss was (37.3%) in 2007, compared to an effective tax rate on our pre-tax income of 24.8% in 2006. During those periods, the rate reflected the benefits recognized from tax-preferenced investments. Our tax-preferenced investments that impact the effective tax rate consist almost entirely of tax-exempt municipal bonds. The difference in the rate was primarily the result of a pre-tax loss during 2007, compared to pre-tax income during 2006.

At December 31, 2008 we had net deferred tax assets of $307 million and made an assessment of the need to establish a valuation allowance for these assets. In periods prior to 2008, we deducted significant amounts of statutory contingency reserves on our federal income tax returns. The reserves were deducted to the extent we purchased tax and loss bonds in an amount equal to the tax benefit of the deduction. The reserves are included in taxable income in future years when they are released for statutory accounting purposes (see "Liquidity and Capital Resources — Risk-to-Capital") or when the taxpayer elects to redeem the tax and loss bonds that were purchased in connection with the deduction for the reserves. Since the tax effect on these reserves exceeds the gross deferred tax assets less deferred tax liabilities, we believe that all gross deferred tax assets at December 31, 2008 are fully realizable. Therefore, we established no valuation reserve.

In 2009, since we have redeemed the remaining balance of our tax and loss bonds the remaining contingency reserves will be released and will no longer be available to support any net deferred tax assets. Therefore, any credit for income taxes, relating to future operating losses, will be reduced or eliminated by the establishment of a valuation allowance. We estimate that the total amount of tax benefits we will be able to recognize in 2009 will be limited to between $50 million and $100 million.

Joint ventures

Our equity in the earnings from Sherman and C-BASS and certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, is shown separately, net of tax, on our consolidated statement of operations. Income from joint ventures, net of tax, was $24.5 million in 2008 compared to a loss from joint ventures, net of tax, of $269.3 million for 2007. The loss from joint ventures in 2007 was due primarily to the impairment of our investment in C-BASS, which is discussed below. In the third quarter of 2008, we sold our remaining interest in Sherman to Sherman. As a result, beginning in the fourth quarter of 2008, we no longer have income or loss from joint ventures.

C-BASS

Beginning in February 2007 and continuing through approximately the end of March 2007, the subprime mortgage market experienced significant turmoil. After a period of relative stability that persisted during April, May and through approximately late June, market dislocations recurred and then accelerated to unprecedented levels beginning in approximately mid-July 2007. As described in Note 10 to our consolidated financial statements included below, in the third quarter of 2007, we concluded that our total equity interest in C-BASS was impaired. In addition, during the fourth quarter of 2007 due to additional losses incurred by C-BASS, we reduced the carrying value of our $50 million note from C-BASS to zero under equity method accounting.

Sherman

In August 2008 we sold our entire interest in Sherman to Sherman. Our interest sold represented approximately 24.25% of Sherman's equity. The sale price was paid $124.5 million in cash and by delivery of Sherman's unsecured promissory note in the principal amount of $85 million. The scheduled maturity of the Note is February 13, 2011 and it bears interest, payable monthly, at the annual rate equal to three-month LIBOR plus 500 basis points. The Note is issued under a Credit Agreement, dated August 13, 2008, between Sherman and MGIC.

At the time of sale the Note had a fair value of $69.5 million (18.25% discount to par). The fair value was determined by comparing the terms of the note to the discounts and yields on comparable bonds. The value was also discounted for illiquidity and lack of ratings. The discount will be amortized to interest income over the life of the note. The gain recognized on the sale was $62.8 million, and is included in realized investment gains on the statement of operations for the year ended December 31, 2008.

The sale of our interest in Sherman was effected as a repurchase of our interest by Sherman. We believe that Sherman will repay the Note in accordance with its terms. If in the future Sherman were to experience financial distress, there is a risk that Sherman would be unable to meet its obligations under the Note or, if Sherman were unable to meet its obligations generally, that creditors of Sherman would seek to set aside the entire transaction and obtain the return to Sherman of the consideration received by us in the transaction. We cannot predict Sherman's future performance but its business is sensitive to its ability to purchase receivable portfolios on favorable terms and to service those receivables such that it meets its return targets. In addition, the volume of credit card originations and the related returns on the credit card portfolio are impacted by general economic conditions and consumer behavior. Sherman's operations are principally financed with debt under credit facilities.

For some time there has been significant tightening in credit markets, which have become even tighter beginning in September 2008 with the onset of the credit crisis, with the result that lenders are generally becoming more restrictive in the amount of credit they are willing to provide and in the terms of credit that is provided. Credit tightening could adversely impact Sherman's ability to obtain sufficient funding to maintain or expand its business and could increase the cost of funding that is obtained.

For additional information regarding the sale of our interest please refer to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2008.

Summary Sherman income statements for the periods indicated appear below. The year ended December 31, 2008 only reflects Sherman's results and our share of income from Sherman through July 31, 2008 as a result of the sale of our interest in August 2008. Prior to the sale of our interest, we did not consolidate Sherman with us for financial reporting purposes, and we did not control Sherman. Sherman's internal controls over its financial reporting were not part of our internal controls over our financial reporting. However, our internal controls over our financial reporting include processes to assess the effectiveness of our financial reporting as it pertains to Sherman. We believe those processes are effective in the context of our overall internal controls.

Sherman Summary Income Statement:

	Year Ended December 31,		
	2008*	2007	2006
		($ in millions)	
Revenues from receivable portfolios	$660.3	$ 994.3	$1,031.6
Portfolio amortization	264.8	488.1	373.0
Revenues, net of amortization	395.5	506.2	658.6
Credit card interest income and fees	475.6	692.9	357.3
Other revenue	35.3	60.8	35.6
Total revenues	906.4	1,259.9	1,051.5
Total expenses	740.1	991.5	702.0
Income before tax	$166.3	$ 268.4	$ 349.5
Company's income from Sherman	$ 35.6	$ 81.6	$ 121.9

* The year ended December 31, 2008 only reflects Sherman's results and our income from Sherman through July 31, 2008 as a result of the sale of our remaining interest in August 2008.

The "Company's income from Sherman" line item in the table above includes $3.6 million, $15.6 million and $12.0 million of additional amortization expense in 2008, 2007 and 2006, respectively, above Sherman's actual amortization expense, related to additional interests in Sherman that we purchased during the third quarter of 2006 at a price in excess of book value.

In September 2007 we sold a portion of our interest in Sherman to an entity owned by Sherman's senior management. The interest sold by us represented approximately 16% of Sherman's equity. We received a cash payment of $240.8 million in the sale and recorded a $162.9 million pre-tax gain, which is reflected in our results of operations for 2007 as a realized gain.

Financial Condition

As of December 31, 2008, 81% of our investment portfolio was invested in tax-preferenced securities. In addition, at December 31, 2008, based on book value, approximately 94% of our fixed income securities were invested in 'A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years. Approximately 24% of our investment portfolio is covered by the financial guaranty industry. We evaluate the credit risk of securities through analysis of the underlying fundamentals of each issuer. A breakdown of the portion of our investment portfolio covered by the financial guaranty industry by credit rating, including the rating without the guarantee is shown below.

Underlying Rating	Guarantor Rating AAA	BBB+	B	Caa1	All
	($ millions)				
AAA	$ 2	$ 27	$—	$—	$ 29
AA	278	627	3	2	910
A	166	523	4	12	705
BBB	9	57	15	—	81
	$455	$1,234	$22	$14	$1,725

If all of the companies in the financial guaranty industry lose their 'AAA' ratings, the percentage of our fixed income portfolio rated 'A' or better will decline by 1% to 93% 'A' or better. Our maximum exposure to any individual financial guarantor is 11%.

At December 31, 2008, derivative financial instruments in our investment portfolio were immaterial. We primarily place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. The policy also limits the amount of our credit exposure to any one issue, issuer and type of instrument. At December 31, 2008, the modified duration of our fixed income investment portfolio was 4.3 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 4.3% in the fair value of our fixed income portfolio. For an upward shift in the yield curve, the fair value of our portfolio would decrease and for a downward shift in the yield curve, the market value would increase.

At December 31, 2008, the investment portfolio had gross unrealized losses of $256.6 million. For those securities in an unrealized loss position, the length of time the securities were in such a position, as measured by their month-end fair values, is as follows:

December 31, 2008	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized Losses	12 Months or Greater Fair Value	12 Months or Greater Unrealized Losses	Total Fair Value	Total Unrealized Losses
			($ thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 13,106	$ 245	$ 1,242	$ 160	$ 14,348	$ 405
Obligations of U.S. states and political subdivisions	1,640,406	102,437	552,191	135,138	2,192,597	237,575
Corporate debt securities	72,711	4,127	1,677	126	74,388	4,253
Mortgage-backed securities	41,867	14,251	—	—	41,867	14,251
Debt issued by foreign sovereign governments	—	—	—	—	—	—
Equity securities	227	10	2,062	135	2,289	145
Total investment portfolio	$1,768,317	$121,070	$557,172	$135,559	$2,325,489	$256,629

During 2008, the municipal bond market experienced historically poor performance, and resulted in approximately one-third of our securities (580 issues) being in an unrealized loss position as of December 31, 2008. The unrealized losses in all categories of our investments were primarily caused by widening spreads. Of those securities in an unrealized loss position greater than 12 months, 101 securities had a fair value greater than 80% of amortized cost and 65 securities had a fair value less than 80% of amortized cost. We do not believe the unrealized losses are related to specific issuer defaults and because we have the ability and intent to hold those investments until a recovery of fair value, which may be maturity, we do not consider those investments to be other-than-temporarily impaired at December 31, 2008.

We held approximately $524 million in auction rate securities ("ARS") backed by student loans at December 31, 2008. ARS are intended to behave like short-term debt instruments because their interest rates are reset periodically through an auction process, most commonly at intervals of 7, 28 and 35 days. The same auction process has historically provided a means by which we may rollover the investment or sell these securities at par in order to provide us with liquidity as needed. The ARS we hold are collateralized by portfolios of student loans, all of which are ultimately guaranteed by the United States Department of Education. At December 31, 2008, our ARS portfolio was 100% AAA/Aaa-rated by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings. We carry our ARS portfolio at par. For additional information on our investment portfolio and our ARS portfolio see Notes 4 and 5 to our consolidated financial statements included below.

At December 31, 2008, our total assets included $1.1 billion of cash and cash equivalents as shown on our consolidated balance sheet included below. In addition, included in "Other assets" on our consolidated balance sheet at December 31, 2008 is $32.9 million in real estate acquired as part of the claim settlement process. The properties, which are held for sale, are carried at fair value. Also included in "Other assets" is $72.1 million of principal and interest receivable related to the sale of our remaining interest in Sherman.

At December 31, 2008 we had $200 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015, as well as $200 million outstanding under a credit facility, with a total fair value of $538.3 million. The credit facility is scheduled to expire in March 2010. This credit facility is discussed under "Liquidity and Capital Resources" below.

At December 31, 2008, we also had $390 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063. At issuance, within the $390 million principal amount was an embedded derivative with a value of $16.9 million. The amount of the derivative is treated as a discount on issuance and is being amortized over the expected life of five years to interest expense. The fair value of the convertible debentures was approximately $145.7 million at December 31, 2008.

In February 2009, the Internal Revenue Service informed us that it plans to conduct an examination of our federal income tax returns for 2005 through 2007. We believe that income taxes related to these years have been properly provided for in our financial statements.

On June 1, 2007, as a result of an examination by the Internal Revenue Service ("IRS") for taxable years 2000 through 2004, we received a Revenue Agent Report ("RAR"). The adjustments reported on the RAR substantially increase taxable income for those tax years and resulted in the issuance of an assessment for unpaid taxes totaling $189.5 million in taxes and accuracy-related penalties, plus applicable interest. We have agreed with the IRS on certain issues and paid $10.5 million in additional taxes and interest. The remaining open issue relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICS"). The IRS has indicated that it does not believe that, for various reasons, we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process may take some time and a final resolution may not be reached until a date many months or years into the future. On July 2, 2007, we made a payment of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. Although the resolution of this issue is uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolution of this matter differs materially from our estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

The total amount of unrecognized tax benefits as of December 31, 2008 is $87.9 million. Included in that total are $76.0 million in benefits that would affect our effective tax rate. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. We have accrued $21.4 million for the payment of interest as of December 31, 2008. The establishment of this liability required estimates of potential outcomes of various issues and required significant judgment. Although the resolutions of these issues are uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolutions of these matters differ materially from these estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

Our principal exposure to loss is our obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2008, MGIC's direct (before any reinsurance) primary and pool risk in force, which is the unpaid principal balance of insured loans as reflected in our records multiplied by the coverage percentage, and taking account of any loss limit, was approximately $63.2 billion. In addition, as part of our contract underwriting activities, we are responsible for the quality of our underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. Through December 31, 2008, the cost of remedies provided by us to customers for failing to meet the standards of the contracts has not been material. However, a generally positive economic environment for residential real estate that continued through a portion of 2007 may have mitigated the effect of some of these costs, the claims for which may lag, by as much as several years, deterioration in the economic environment for residential real estate. There can be no assurance that contract underwriting remedies will not be material in the future.

Liquidity and Capital Resources

Overview

Our sources of funds consist primarily of:

- our investment portfolio (which is discussed in "Financial Condition" above), and interest income on the portfolio,
- premiums that we will receive from our existing insurance in force as well as policies that we write in the future,
- amounts, if any, remaining available under our credit facility expiring in March 2010,
- amounts received from the redemption of U.S. government non-interest bearing tax and loss bonds (which are discussed below),
- amounts that we expect to recover from captives (which are discussed in "Results of Consolidated Operations — Risk-Sharing Arrangements" and "Results of Consolidated Operations — Losses — Losses Incurred" above) and
- amounts we may recover under our reinsurance agreement with HCC (which are discussed in "Results of Consolidated Operations — Risk-Sharing Arrangements" above).

Our obligations consist primarily of:

- claims payments under MGIC's mortgage guaranty insurance policies,
- the amount outstanding under our credit facility that expires in March 2010,
- our $200 million of 5.625% Senior Notes due in September 2011,
- our $300 million of 5.375% Senior Notes due in November 2015,
- our $390 million of convertible debentures due in 2063,
- interest on the foregoing debt instruments and
- the other costs and operating expenses of our business.

Historically cash inflows from premiums have exceeded claim payments. When this is the case, we invest positive cash flows pending future payments of claims and other expenses. However, we anticipate that in the full year 2009, and in accordance with the assumptions underlying the table under "Contractual obligations" below, also in 2010, claim payments will exceed premiums received. As discussed under "— Losses incurred" above, due to the uncertainty regarding how certain factors, such as foreclosure moratoriums, servicing and court delays, loan modifications, fraud investigations and claim rescissions and denials, will affect our future paid claims it has become even more difficult to estimate the amount and timing of future claim payments. When we experience cash shortfalls, we can fund them through sales of short-term investments and other investment portfolio securities, subject to insurance regulatory requirements regarding the payment of dividends to the extent funds were required by an entity other than the seller. Substantially all of the investment portfolio securities are held by our insurance subsidiaries.

During 2008, we redeemed in exchange for cash from the US Treasury approximately $972 million of tax and loss bonds. In January of 2009, we redeemed $398 million of tax and loss bonds. We plan to redeem an additional $34 million in the first quarter of 2009. After the first quarter redemption, we will no longer hold any tax and loss bonds. Tax and loss bonds that we purchased were not assets on our balance sheet but were recorded as payments of current federal taxes. For further information about tax and loss bonds, see Note 2 to our consolidated financial statements included below.

To increase our capital position, late in the first quarter and early in the second quarter of 2008, we raised net proceeds of approximately $840 million through the sale of our common stock and junior convertible debentures. In the second quarter of 2008, we further enhanced our claims paying resources by entering into the reinsurance agreement with HCC discussed under "Results of Consolidated Operations-Risk sharing arrangements." In the third quarter of 2008 we sold our remaining interest in Sherman and recognized a gain of $62.8 million. As discussed under "Overview — Outlook — Capital," we may need additional capital in 2009 to continue to write new business.

Debt at Our Holding Company and Holding Company Capital Resources

For information about debt at our holding company, see Notes 6 and 7 to our consolidated financial statements included below. You should also review "Overview — Debt at our Holding Company and Holding Company Capital Resources" above.

The credit facility, senior notes and convertible debentures described in these notes are obligations of MGIC Investment Corporation and not of its subsidiaries. We are a holding company and the payment of dividends from our insurance subsidiaries, which historically has been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. During 2008, MGIC paid three quarterly dividends of $15 million each to our holding company, which increased the cash resources of our holding company. As has been the case for the past several years, as a result of extraordinary dividends paid, MGIC cannot currently pay any dividends without regulatory approval. In light of the matters discussed under "Overview — Outlook — Capital," we do not anticipate seeking approval in 2009 for any additional dividends from MGIC that would increase our cash resources at the holding company.

The credit facility requires us to maintain Consolidated Net Worth of no less than $2.00 billion at all times. However, if as of June 30, 2009, Consolidated Net Worth equals or exceeds $2.75 billion, then the minimum Consolidated Net Worth under the facility will be increased to $2.25 billion at all times from and after June 30, 2009. Consolidated Net Worth is generally defined in our credit agreement as the sum of our consolidated shareholders' equity plus the aggregate outstanding principal amount of our 9% Convertible Junior Subordinated Debentures due 2063, currently $390 million. The credit facility also requires MGIC to maintain a statutory risk-to-capital ratio of not more than 22:1 and maintain policyholders' position (which includes MGIC's statutory surplus and its contingency reserve) of not less than the amount required by

Wisconsin insurance regulations. At December 31, 2008, these requirements were met. Our Consolidated Net Worth at December 31, 2008 was approximately $2.7 billion. At December 31, 2008 MGIC's risk-to-capital was 12.9:1 and MGIC exceeded MPP by more than $1.5 billion. See additional discussion of risk-to-capital and MPP under "Overview — Outlook — Capital". You should also review our risk factor titled "The amounts that we owe under our revolving credit facility and Senior Notes could be accelerated" under "Risk Factors" below.

As of December 31, 2008, we had a total of approximately $394 million in short-term investments at our holding company. These investments are virtually all of our holding company's liquid assets. Our holding company's obligations include $400 million of debt which is scheduled to mature before the end of 2011. Our use of funds at the holding company includes interest payments on our Senior Notes, credit facility and junior convertible debentures. On an annual basis, in aggregate, these uses total approximately $74 million, based on the current rate in effect on our credit facility and assuming a full year of interest on the entire $390 million of debentures. In October 2008 we eliminated the dividend on our common stock. See Note 7 to our consolidated financial statements included below for a discussion of our rights to defer payment of interest on our junior convertible debentures. The annual interest payments on these debentures approximate $35 million.

We may from time to time seek to acquire our debt obligations through cash purchases and/or exchanges for other securities. We may do this in open market purchases, privately negotiated acquisitions or other transactions. The amounts involved may be material.

Risk-to-Capital

We consider our risk-to-capital ratio an important indicator of our financial strength and our ability to write new business. Some states that regulate us have provisions that limit the risk-to-capital ratio of a mortgage guaranty insurance company to 25:1 (see "Outlook — Capital"). If an insurance company's risk-to-capital ratio exceeds the limit applicable in a state, it may be prohibited from writing new business in that state until its risk-to-capital ratio falls below the limit.

This ratio is computed on a statutory basis for our combined insurance operations and is our net risk in force divided by our policyholders' position. Our net risk in force included both primary and pool risk in force. The risk amount represents pools of loans or bulk deals with contractual aggregate loss limits and in some cases without these limits. For pools of loans without such limits, risk is estimated based on the amount that would credit enhance the loans in the pool to a "AA" level based on a rating agency model. Policyholders' position consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year.

The premium deficiency reserve discussed under "Results of Operations — Losses — Premium deficiency" above is not recorded as a liability on the statutory balance sheet and is not a component of statutory net income. The present value of expected future premiums and already established loss reserves and statutory contingency reserves exceeds the present value of expected future losses and expenses, so no deficiency is recorded on a statutory basis.

Our combined insurance companies' risk-to-capital calculation appears in the table below.

	December 31,	
	2008	2007
	($ in millions)	
Risk in force — net(1)	$54,496	$57,527
Statutory policyholders' surplus	1,613	1,351
Statutory contingency reserve	2,086	3,464
Statutory policyholders' position	$ 3,699	$ 4,815
Risk-to-capital:	14.7:1	11.9:1

(1) Risk in force — net at December 31, 2008, as shown in the table above, is net of reinsurance and established loss reserves as discussed under "Capital" above. Risk in force — net at December 31, 2007 is net of reinsurance.

The increase in risk-to-capital during 2008 is the result of a decrease in statutory policyholders' position. Statutory policyholders' position decreased in 2008, primarily due to losses incurred, offset by a capital contribution to our subsidiary, MGIC, from the proceeds raised by the sale of our common stock and convertible debentures. If our insurance in force continues to grow, our risk in force would also grow. To the extent our statutory policyholders' position does not increase at the same rate as our growth in risk in force, our risk-to-capital ratio will increase. Similarly, if our statutory policyholders' position decreases at a greater rate than our risk in force, then our risk-to-capital ratio will increase.

We expect that our risk-to-capital ratio will increase above its level at December 31, 2008. See further discussion under "Overview-Capital" above as well as our risk factor titled "Because our policyholders position could decline and our risk-to-capital could increase beyond the levels necessary to meet regulatory requirements we are considering options to obtain additional capital" under "Risk Factors" below.

Financial Strength Ratings

At the time this annual report was finalized, the financial strength of MGIC, our principal mortgage insurance subsidiary, was rated Ba2 by Moody's Investors Service and the outlook of this rating was considered, by Moody's, to be developing; Standard and Poor's Rating Services' insurer financial strength rating of MGIC was A- with a negative outlook; and the financial strength of MGIC was rated A- by Fitch Ratings with a negative outlook.

For further information about the importance of MGIC's ratings, see our Risk Factor titled "Our financial strength rating has been downgraded below Aa3/AA-, which could reduce the volume of our new business writings" under "Risk Factors" below.

Contractual Obligations

At December 31, 2008, the approximate future payments under our contractual obligations of the type described in the table below are as follows:

Contractual Obligations ($ millions):	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$3,148	$ 74	$ 524	$102	$2,448
Operating lease obligations	16	6	7	3	—
Purchase obligations	—	—	—	—	—
Pension, SERP and other post-retirement benefit plans	141	8	19	25	89
Other long-term liabilities	4,776	2,436	2,245	95	—
Total	$8,081	$2,524	$2,795	$225	$2,537

Our long-term debt obligations at December 31, 2008 include our $300 million of 5.375% Senior Notes due in November 2015, $200 million of 5.625% Senior Notes due in September 2011, $200 million outstanding under a credit facility expiring in March 2010 and $390 million in convertible debentures due in 2063, including related interest, as discussed in Notes 6 and 7 to our consolidated financial statements included below and under "— Liquidity and Capital Resources" above. For discussions related to our debt covenants see "-Liquidity and Capital Resources" and our risk factor titled "The amounts that we owe under our revolving credit facility and Senior Notes could be accelerated" under "Risk Factors" below. Our operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in Note 14 to our consolidated financial statements included below. See Note 11 to our consolidated financial statements included below for discussion of expected benefit payments under our benefit plans.

Our other long-term liabilities represent the loss reserves established to recognize the liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. We are including these liabilities because we agreed to do so in 2005 to resolve a comment from the staff of the SEC. The timing of the future claim payments associated with the established loss reserves was determined primarily based on two key assumptions: the length of time it takes for a notice of default to develop into a received claim and the length of time it takes for a received claim to be ultimately paid. The future claim payment periods are estimated based on historical experience, and could emerge significantly different than this estimate. As discussed under "— Losses incurred" above, due to the uncertainty regarding how certain factors, such as foreclosure moratoriums, servicing and court delays, loan modifications, fraud investigations and claim rescissions and denials will affect our future paid claims it has become even more difficult to estimate the amount and timing of future claim payments. Current conditions in the housing and mortgage industries make all of the assumptions discussed in this paragraph more volatile than they would otherwise be. See Note 8 to our consolidated financial statements included below and "-Critical Accounting Policies" below. In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements or in the table above.

The table above does not reflect the liability for unrecognized tax benefits due to uncertainties in the timing of the effective settlement of tax positions. We can not make a reasonably reliable estimate of the timing of payment for the liability for unrecognized tax benefits, net of payments on account, of $19.7 million. See Note 12 to our consolidated financial statement included below for additional discussion on unrecognized tax benefits.

Critical Accounting Policies

We believe that the accounting policies described below involved significant judgments and estimates used in the preparation of our consolidated financial statements.

Loss reserves and premium deficiency reserves

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. In accordance with GAAP for the mortgage insurance industry, we do not establish loss reserves for future claims on insured loans which are not currently in default.

We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported, or IBNR, reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported. As of December 31, 2008 and 2007, we had IBNR reserves of $480 million and $368 million, respectively.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

The estimated claims rates and claims amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. The estimate of claims rates and claims amounts are based on our review of recent trends in the default inventory. We review recent trends in the rate at which defaults resulted in a claim, or the claim rate, the amount of the claim, or severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.

The claims rate and claim amounts are likely to be affected by external events, including actual economic conditions such as changes in unemployment rate, interest rate or housing value. Our estimation process does not include a correlation between claims rate and claims amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition can not be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in our loss development in the quarter or year in which the changes occur. Typically, actual claim results often lag changes in economic conditions by at least nine to twelve months.

In considering the potential sensitivity of the factors underlying our best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor would change the reserve amount by approximately $184 million as of December 31, 2008. Historically, it has not been uncommon for us to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development of our loss reserves in the table below:

	Losses Incurred Related to Prior Years(1)	Reserve at End of Prior Year
	($ in thousands)	
2008	$(387,104)	$2,642,479
2007	(518,950)	1,125,715
2006	90,079	1,124,454
2005	126,167	1,185,594
2004	13,451	1,061,788

(1) A positive number for a prior year indicates a redundancy of loss reserves, and a negative number for a prior year indicates a deficiency of loss reserves.

Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could materially reduce our ability to mitigate potential losses through property acquisition and resale or expose us to greater losses on resale of properties obtained through the claim settlement process. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

Our estimates could also be positively affected by government efforts to assist current borrowers in refinancing to new loan instruments, assisting delinquent borrowers and lenders in modifying their mortgage notes into something more affordable, and forestalling foreclosures. In addition private company efforts may have a positive impact on our loss development. However, all of these efforts are in their early stages and therefore we are unsure of their magnitude or the benefit to us or our industry, and as a result are not factored into our current reserving.

Our estimates could also be positively affected by the extent of fraud that we uncover in the loans we have insured; higher rates of fraud should lead to higher rates of rescission, although the relationship may not be linear. Rescissions and denials totaled $85 million in the fourth quarter of 2008 and $171 million for the year ending December 31, 2008. In the fourth quarter of 2007 rescissions and denials totaled only $7 million and totaled only $28 million for the year ended December 31, 2007.

Loss reserves in the most recent years contain a greater degree of uncertainty, even though the estimates are based on the best available data.

Premium deficiency reserve

After our reserves are established, we perform premium deficiency calculations using best estimate assumptions as of the testing date. The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.

The establishment of premium deficiency reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of claim payments and premium collections may vary significantly from the premium deficiency reserve estimates. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Changes to our estimates could result in material changes in our operations, even in a stable economic environment. Adjustments to premium deficiency reserves estimates are reflected in the financial statements in the years in which the adjustments are made.

As is the case with our loss reserves, as discussed above, the severity of claims and claim rates, as well as persistency for the premium deficiency calculation, are likely to be affected by external events, including actual economic conditions. However, our estimation process does not include a correlation between these economic conditions and our assumptions because it is our experience that an analysis of that nature would not produce reliable results. In considering the potential sensitivity of the factors underlying management's best estimate of premium deficiency reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on the premium deficiency reserve and, correspondingly, on our results of operations. For example, a $1,000 change in the average severity combined with a 1% change in the average claim rate could change the Wall Street bulk premium deficiency reserve amount by approximately $125 million. Additionally, a 5% change in the persistency of the underlying loans could change the Wall Street bulk premium deficiency reserve amount by approximately $22 million. We do not anticipate changes in the discount rate will be significant enough as to result in material changes in the calculation.

Revenue recognition

When a policy term ends, the primary mortgage insurance written by us is renewable at the insured's option through continued payment of the premium in accordance with the schedule established at the inception of the policy term. We have no ability to reunderwrite or reprice these policies after issuance. Premiums written under policies having single and annual premium payments are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the monthly coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred policy acquisition costs discussed below.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs. Deferred insurance policy acquisition costs arising from each book of business is charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. Interest is accrued on the unamortized balance of deferred insurance policy acquisition costs.

Because our insurance premiums are earned over time, changes in persistency result in deferred insurance policy acquisition costs being amortized against revenue over a comparable period of time. At December 31, 2008, the persistency rate of our primary mortgage insurance was 84.4%, compared to 76.4% at December 31, 2007. This change did not significantly affect the amortization of deferred insurance policy acquisition costs for the period ended December 31, 2008. A 10% change in persistency would not have a material effect on the amortization of deferred insurance policy acquisition costs in the subsequent year.

If a premium deficiency exists, we reduce the related deferred insurance policy acquisition costs by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the deferred insurance policy acquisition costs balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

Fair Value Measurements

Effective January 1, 2008, we adopted the fair value measurement provisions of SFAS No. 157, "Fair Value Measurements." SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. This statement defines fair value, expands disclosure requirements about fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect a company's market assumptions. Fair value is used on a recurring basis for assets and liabilities in which fair value is the primary basis of accounting (i.e., available-for-sale securities). Additionally, fair value is used on a nonrecurring basis to evaluate assets or liabilities for impairment or for disclosure purposes.

Fair value is defined as the price that would be received in a sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, we use various valuation techniques and assumptions when estimating fair value. In accordance with SFAS No. 157, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 — Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include certain U.S. Treasury securities and obligations of the U.S. government.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal and corporate bonds.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state, corporate, auction rate (backed by student loans) and mortgage-backed securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement. Additionally, financial liabilities utilizing Level 3 inputs consist of derivative financial instruments.

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy a variety of inputs are utilized including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed throughout this process which includes reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security.

The values generated by this model are also reviewed for reasonableness and, in some cases, further analyzed for accuracy, which includes the review of other publicly available information. Securities whose fair value is primarily based on the use of our multidimensional pricing model are classified in Level 2 and include certain municipal and corporate bonds.

Assets and liabilities classified as Level 3 are as follows:

- Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities. Our investments in auction-rate securities were classified as Level 3 beginning in the fourth quarter of 2008 as quoted prices were unavailable due to events described in Note 4 to our consolidated financial statements and as there became increased doubt as to the liquidity of the securities. In particular, announced settlements in the fourth quarter of 2008 specified that re-marketers of the ARS provide liquidity to retail investors prior to providing liquidity to institutional investors and we did not observe a majority of issuers replacing these securities with another form of financing. Due to limited market information, we utilized a discounted cash flow ("DCF") model to derive an estimate of fair value at December 31, 2008. The assumptions used in preparing the DCF model included estimates with respect to the amount and timing of future interest and principal payments, forward projections of the interest rate benchmarks, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with auction-rate securities. The DCF model is based on the following key assumptions:
    - Nominal credit risk as the securities are ultimately guaranteed by the United States Department of Education
    - Five years to liquidity
    - Continued receipt of contractual interest; and
    - Discount rates incorporating a 1.50% spread for liquidity risk

A 1.00% change in the discount rate would change the value of our ARS by approximately $17 million. A two year change to the years to liquidity assumption would change the value of our ARS by approximately $1 million. The remainder of our level 3 securities are valued based on the present value of expected cash flows utilizing data provided by the trustees.

- Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.
- As discussed in Note 7 to our consolidated financial statements included below the derivative related to the outstanding debentures was valued using the Black-Scholes model. Remaining derivatives were valued internally, based on the present value of expected cash flows utilizing data provided by the trustees.

Investment Portfolio

We categorize our investment portfolio according to our ability and intent to hold the investments to maturity. Investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Our entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold.

We complete a quarterly review of invested assets for evidence of "other than temporary" impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be "other than temporary". Additionally, for investments written down, income accruals will be stopped absent evidence that payment is likely and an assessment of the collectibility of previously accrued income is made. Factors used in determining investments whose value decline may be considered "other than temporary" include, among others, the following:

- Investments with a market value less than 80% of amortized costs
- For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies
- Other securities which are under pressure due to market constraints or event risk
- Intention and ability to hold fixed income securities to recovery
- Length of time in a unrealized loss position

For the year ended December 31, 2008 we recognized "other than temporary" impairment charges of approximately $63 million on our fixed income investments, including Fannie Mae, Freddie Mac, Lehman Brothers and AIG. There were no "other than temporary" asset impairment charges on our investment portfolio for the years ending December 31, 2007 and 2006.

Forward-Looking Statements and Risk Factors

Our revenues and losses may be affected by the risk factors discussed below. These risk factors are an integral part of this annual report.

These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that we may make. Forward looking statements consist of statements which relate to matters other than historical fact, including matters that inherently refer to future events. Among others, statements that include words such as we "believe", "anticipate", or "expect", or words of similar import, are forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. No reader of this annual report should rely on the fact that such statements are current at any time other than the time at which our Annual Report on Form 10-K for the year ended December 31, 2008 was filed with the Securities and Exchange Commission.

Because our policyholders position could decline and our risk-to-capital could increase beyond the levels necessary to meet regulatory requirements we are considering options to obtain additional capital.

The Office of the Commissioner of Insurance of Wisconsin is our principal insurance regulator. To assess a mortgage guaranty insurer's capital adequacy, Wisconsin's insurance regulations require that a mortgage guaranty insurance company maintain "policyholders position" of not less than a minimum computed under a prescribed formula. If a mortgage guaranty insurer does not meet the minimum required by the formula it cannot write new business until its policyholders position meets the minimum. Some other states that regulate our mortgage guaranty insurance companies have similar regulations.

Some states that regulate us have provisions that limit the risk-to-capital ratio of a mortgage guaranty insurance company to 25:1. If an insurance company's risk-to-capital ratio exceeds the limit applicable in a state, it may be prohibited from writing new business in that state until its risk-to-capital ratio falls below the limit.

The mortgage insurance industry is experiencing material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices in California, Florida and other distressed markets, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. Our view of potential losses on these books has trended upward since the first quarter of 2008, including since the time at which we finalized our Quarterly Report on Form 10-Q for the third quarter of 2008. Unless recent loss trends materially mitigate, MGIC's policyholders position could decline and its risk-to-capital could increase beyond the levels necessary to meet regulatory requirements to write new business and this could occur before the end of 2009. As a result, we are considering options to obtain capital to write new business, which could occur through the sale of equity or debt securities, from reinsurance and/or through the use of claims paying resources that should not be needed to cover obligations on our existing insurance in force. While we have not pursued raising capital from private sources, we initiated discussions with the US Treasury late in October 2008 to seek a capital investment and/or reinsurance under the Troubled Assets Relief Program ("TARP"). We understand there is intense competition for TARP and other government assistance. We cannot predict whether we will be successful in obtaining capital from any source but any sale of additional securities could dilute substantially the interest of existing shareholders and other forms of capital relief could also result in additional costs.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce our revenues or increase our losses.

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac, each of which is a government sponsored entity, or GSE. As a result, the business practices of the GSEs affect the entire relationship between them and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters (which may be changed by federal legislation) when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,
- the amount of loan level delivery fees (which result in higher costs to borrowers) that Fannie Mae or Freddie Mac assess on loans that require mortgage insurance,
- whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,
- the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,
- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and
- the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

In September 2008, the Federal Housing Finance Agency ("FHFA") was appointed as the conservator of Fannie Mae and Freddie Mac. As their conservator, FHFA controls and directs the operations of Fannie Mae and Freddie Mac. The appointment of FHFA as conservator, the increasing role that the federal government has assumed in the residential mortgage market, our industry's inability, due to capital constraints, to write sufficient business to meet the needs of Fannie Mae and Freddie Mac or other factors may increase the likelihood that the business practices of Fannie Mae and Freddie Mac change in ways that may have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of Fannie Mae and Freddie Mac are changed by new federal legislation. Such changes may allow Fannie Mae and Freddie Mac to reduce or eliminate the level of private mortgage insurance coverage that they use as credit enhancement.

In addition, both Fannie Mae and Freddie Mac have policies which provide guidelines on terms under which they can conduct business with mortgage insurers with financial strength ratings below Aa3/AA-. For information about how these policies could affect us, see the risk factor titled "Our financial strength rating has been downgraded below Aa3/AA-, which could reduce the volume of our new business writings."

A downturn in the domestic economy or a decline in the value of borrowers' homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues affecting lenders or other factors. The residential mortgage market in the United States has for some time experienced a variety of worsening economic conditions and housing values in many areas continue to decline. The credit crisis that began in September 2008 may result in further deterioration in economic conditions and home values.

The mix of business we write also affects the likelihood of losses occurring.

Even when housing values are stable or rising, certain types of mortgages have higher probabilities of claims. These segments include loans with loan-to-value ratios over 95% (including loans with 100% loan-to-value ratios or in certain markets that have experienced declining housing values, over 90%), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors. As of December 31, 2008, approximately 60% of our primary risk in force consisted of loans with loan-to-value ratios equal to or greater than 95%, 9.3% had FICO credit scores below 620, and 13.7% had limited underwriting, including limited borrower documentation. A material portion of these loans were written in 2005 — 2007 and through the first quarter of 2008. (In accordance with industry practice, loans approved by GSEs and other automated underwriting systems under "doc waiver" programs that do not require verification of borrower income are classified by us as "full documentation." For additional information about such loans, see footnote (3) to the table titled "Default Statistics for the MGIC Book" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2008.)

Beginning in the fourth quarter of 2007 we made a series of changes to our underwriting guidelines in an effort to improve the risk profile of our new business. Requirements imposed by new guidelines, however, only affect business written under commitments to insure loans that are issued after those guidelines become effective. Business for which commitments are issued after new guidelines are announced and before they become effective is insured by us in accordance with the guidelines in effect at time of the commitment even if that business would not meet the new guidelines. For commitments we issue for loans that close and are insured by us, a period longer than a calendar quarter can elapse between the time we issue a commitment to insure a loan and the time we receive the payment of the first premium and report the loan in our risk in force, although this period is generally shorter.

As of December 31, 2008, approximately 3.7% of our primary risk in force written through the flow channel, and 46.0% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing ("ARMs"). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. We believe that when the reset interest rate significantly exceeds the interest rate at loan origination, claims on ARMs would be substantially higher than for fixed rate loans. Moreover, even if interest rates remain unchanged, claims on ARMs with a "teaser rate" (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we believe the volume of "interest-only" loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs, increased in 2005 and 2006 and remained at these levels during the first half of 2007, before beginning to decline in the second half of 2007. We believe claim rates on certain of these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will prove adequate to compensate for actual losses even under our current underwriting guidelines. We do, however, believe that given the various changes in our underwriting guidelines that are effective in 2008, our 2008 book (which consists of loans we committed to insure in 2008 that closed and become insured by us) will generate underwriting profit, although as economic conditions have continued to deteriorate the amount of such profit has declined over the amount we were expecting at the end of the third quarter of 2008.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses, our earnings may be adversely affected by losses disproportionately in certain periods.

In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is what is referred to as "IBNR" in the mortgage insurance industry). We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as losses emerge.

Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date.

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Current conditions in the housing and mortgage industries make the assumptions that we use to establish loss reserves more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could materially reduce our ability to mitigate potential loss through property acquisition and resale or expose us to greater loss on resale of properties obtained through the claim settlement process. Changes to our estimates could result in material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

In January 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans which are included in Wall Street securitizations because the performance of loans included in such securitizations deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As of December 31, 2007 we established a premium deficiency reserve of approximately $1.2 billion. As of December 31, 2008, the premium deficiency reserve was $454 million. At each date, the premium deficiency reserve is the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions.

The mortgage insurance industry is experiencing material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices in California, Florida and other distressed markets, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. Our view of potential losses on these books has trended upward since the first quarter of 2008, including since the time at which we finalized our Quarterly Report on Form 10-Q for the third quarter of 2008. There can be no assurance that additional premium deficiency reserves on Wall Street Bulk or on other portions of our insurance portfolio will not be required.

The amounts that we owe under our revolving credit facility and Senior Notes could be accelerated.

We have a $300 million bank revolving credit facility that matures in March 2010 under which $200 million is currently outstanding, $200 million of Senior Notes due in September 2011 and $300 million of Senior Notes due in November 2015.

Our revolving credit facility includes three financial covenants. First, it requires that we maintain Consolidated Net Worth of no less than $2.00 billion at all times. However, if as of June 30, 2009, our Consolidated Net Worth equals or exceeds $2.75 billion, then the minimum Consolidated Net Worth under the facility will be increased to $2.25 billion at all times from and after June 30, 2009. Consolidated Net Worth is generally defined in our credit agreement as the sum of our consolidated stockholders' equity (determined in accordance with GAAP) plus the aggregate outstanding principal amount of our 9% Convertible Junior Subordinated Debentures due 2063. The current aggregate outstanding principal amount of our 9% Convertible Junior Subordinated Debentures due 2063 is $390 million.

At December 31, 2008, our Consolidated Net Worth was approximately $2.7 billion. We expect we will have a net loss in 2009, with the result that we expect our Consolidated Net Worth to decline. There can be no assurance that losses in or after 2009 will not reduce our Consolidated Net Worth below the minimum amount required.

In addition, regardless of our results of operations, our Consolidated Net Worth would be reduced to the extent the carrying value of our investment portfolio declines from its carrying value at December 31, 2008 due to market value adjustments. At December 31, 2008, the modified duration of our fixed income portfolio was 4.3 years, which means that an instantaneous parallel upward shift in the yield curve of 100 basis points would result in a decline of 4.3% (approximately $340 million) in the market value of this portfolio. Market value adjustments could also occur as a result of changes in credit spreads.

The other two financial covenants require that MGIC's risk-to-capital ratio not exceed 22:1 and that MGIC maintain policyholders position of not less than the amount required by Wisconsin insurance regulations. We discuss MGIC's risk-to-capital ratio and its policyholders position in the risk factor titled "Because our policyholders position could decline and our risk-to-capital could increase beyond the levels necessary to meet regulatory requirements we are exploring options to obtain additional capital."

Covenants in the Senior Notes include the requirement that there be no liens on the stock of the designated subsidiaries unless the Senior Notes are equally and ratably secured; that there be no disposition of the stock of designated subsidiaries unless all of the stock is disposed of for consideration equal to the fair market value of the stock; and that we and the designated subsidiaries preserve their corporate existence, rights and franchises unless we or such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Senior Notes. A designated subsidiary is any of our consolidated subsidiaries which has shareholder's equity of at least 15% of our consolidated shareholders equity.

We currently have sufficient liquidity at our holding company to repay the amounts owed under our revolving credit facility. If (i) we fail to maintain any of the requirements under the credit facility discussed above, (ii) we fail to make a payment of principal when due under the credit facility or a payment of interest within five days after due under the credit facility, (iii) we fail to make an interest payment when due under either series of our Senior Notes or (iv) our payment obligations under our Senior Notes are declared due and payable (including for one of the reasons noted in the following paragraph) and we are not successful in obtaining an agreement from banks holding a majority of the debt outstanding under the facility to change (or waive) the applicable requirement, then banks holding a majority of the debt outstanding under the facility would have the right to declare the entire amount of the outstanding debt due and payable.

If (i) we fail to meet any of the covenants of the Senior Notes discussed above, (ii) we fail to make a payment of principal of the Senior Notes when due or a payment of interest on the Senior Notes within thirty days after due or (iii) the debt under our bank facility is declared due and payable (including for one of the reasons noted in the previous paragraph) and we are not successful in obtaining an agreement from holders of a majority of the applicable series of Senior Notes to change (or waive) the applicable requirement or payment default, then the holders of 25% or more of either series of our Senior Notes each would have the right to accelerate the maturity of that debt. In addition, the Trustee of these two issues of Senior Notes, which is also a lender under our bank credit facility, could, independent of any action by holders of Senior Notes, accelerate the maturity of the Senior Notes.

In the event the amounts owing under our credit facility or Senior Notes are accelerated, we may not have sufficient funds to repay such amounts.

Our financial strength rating has been downgraded below Aa3/AA-, which could reduce the volume of our new business writings.

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated Ba2 by Moody's Investors Service and the outlook for this rating is considered, by Moody's, to be developing. Standard & Poor's Rating Services' insurer financial strength rating of MGIC is BB and is considered, by S&P, to be on "watch negative." The financial strength of MGIC is rated BBB by Fitch Ratings with a negative outlook.

The mortgage insurance industry historically viewed a financial strength rating of Aa3/AA- as critical to writing new business. In part this view has resulted from the mortgage insurer eligibility requirements of the GSEs, which each year purchase the majority of loans insured by us and the rest of the mortgage insurance industry, along with the risk-based capital stress test for the GSEs which provided incentives for the GSEs to use private mortgage insurance provided by insurers with the highest ratings.

At the beginning of 2007, all of the eight private mortgage insurers then writing new insurance had ratings of at least Aa3/AA- and all of them were treated the same under the risk-based capital stress test applicable to the GSEs. Since then, one of the eight private mortgage insurers ceased writing new insurance and six of the other seven private mortgage insurers have been downgraded below Aa3/AA-. The only private mortgage insurer that has maintained a rating of at least Aa3/AA- has an insignificant market share.

In February 2008, after several private mortgage insurers were downgraded below Aa3/AA-, Freddie Mac and Fannie Mae announced that they were temporarily suspending the portion of their eligibility requirements that impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer commits to submitting a written remediation plan for their approval. After Freddie Mac and Fannie Mae suspended this portion of their eligibility requirements, we were downgraded below Aa3/AA-. We have submitted written remediation plans to both Freddie Mac and Fannie Mae. We believe that both Freddie Mac and Fannie Mae view their processes of reviewing remediation plans as continuing processes that should continue until the party submitting the remediation plan has regained a rating of at least Aa3/AA-. Our remediation plans include projections of our future financial performance. There can be no assurance that we will be able to successfully complete our remediation plans. In addition, there can be no assurance that Freddie Mac and Fannie Mae will continue the positions described above with respect to mortgage insurers that have been downgraded below Aa3/AA-.

Apart from the effect of the eligibility requirements of the GSEs, we believe lenders who hold mortgages in portfolio and choose to obtain mortgage insurance on the loans assess a mortgage insurer's financial strength rating as one element of the process through which they select mortgage insurers. As a result of these considerations, including MGIC's ratings downgrades since the beginning of 2008, MGIC may be competitively disadvantaged.

Loan modification and other similar programs may not provide material benefits to us.

Beginning in the fourth quarter of 2008, the federal government, including through the FDIC and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. All of these programs are being rolled out or in their early stages and it is unclear whether they will result in a significant number of loan modifications. In February 2009, the Obama Administration announced the Homeowner Affordability and Stability Plan that has the intent of helping millions of homeowners receive more favorable mortgage terms. Full details of the plan were not available at the time that our Annual Report on Form 10-K for the year ended December 31, 2008 was finalized. One or more of these programs may be implemented in a manner that eliminates the need for mortgage insurance for groups of loans that our industry has traditionally insured. Even if a loan is modified, we do not know how many modified loans will subsequently re-default, resulting in losses for us that could be greater than we would have paid had the loan not been modified. As a result, we cannot ascertain with confidence whether these programs will provide material benefits to us. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of qualifying loans are inherently uncertain. If legislation is enacted to permit a mortgage balance to be reduced in bankruptcy, we would still be responsible to pay the original balance if the borrower re-defaulted on that mortgage after its balance had been reduced. Various government entities and private parties have enacted foreclosure moratoriums. A moratorium does not affect the accrual of interest and other expenses on a loan. Unless a loan is modified during a moratorium to cure the default, at the expiration of the moratorium additional interest and expenses would be due which could result on our losses on loans subject to the moratorium being higher than if there had been no moratorium.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

- mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force.

During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At December 31, 2008 persistency was at 84.4%, compared to the record low of 44.9% at September 30, 2003. Since the 1990s, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate and house price environment favorable to persistency improvement, persistency may not reach its December 31, 1990 level. Recently, mortgage interest rates have reached historic lows by some measures, and we expect to see an increase in the portion of our business attributable to refinances.

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

- lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration,
- lenders and other investors holding mortgages in portfolio and self-insuring,
- investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and
- lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

We believe the Federal Housing Administration, which until 2008 was not viewed by us as a significant competitor, substantially increased its market share in 2008.

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender. As discussed under "We are subject to risk from private litigation and regulatory proceedings" below, we provided information to the New York Insurance Department and the Minnesota Department of Commerce about captive mortgage reinsurance arrangements and the Department of Housing and Urban Development, commonly referred to as HUD, issued a subpoena covering similar information. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

In recent years, the level of competition within the private mortgage insurance industry has been intense as many large mortgage lenders reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. Our private mortgage insurance competitors include:

- PMI Mortgage Insurance Company,
- Genworth Mortgage Insurance Corporation,
- United Guaranty Residential Insurance Company,
- Radian Guaranty Inc.,
- Republic Mortgage Insurance Company, whose parent, based on information filed with the SEC through February 20, 2009, is our largest shareholder, and
- CMG Mortgage Insurance Company.

Our relationships with our customers could be adversely affected by a variety of factors, including continued tightening of our underwriting guidelines, which have resulted in our declining to insure some of the loans originated by our customers, and our decision to discontinue ceding new business under excess of loss reinsurance programs. We believe the Federal Housing Administration, which in recent years was not viewed by us as a significant competitor, substantially increased its market share in 2008.

While the mortgage insurance industry has not had new entrants in many years, the perceived increase in credit quality of loans that are being insured today combined with the deterioration of the financial strength ratings of the existing mortgage insurance companies could encourage new entrants.

Our common stock could be delisted from the NYSE.

The listing of our common stock on the NYSE is subject to compliance with NYSE's continued listing standards, including that the average closing price of our common stock during any 30 trading day period equal or exceed $1.00 and that our average market capitalization for any such period equal or exceed $25 million. The NYSE can also, in its discretion, discontinue listing a company's common stock if the company discontinues a substantial portion of its operations. If we do not satisfy any of NYSE's continued listing standards or if we cease writing new insurance, our common stock could be delisted from the NYSE unless we cure the deficiency during the time provided by the NYSE. If the NYSE were to delist our common stock, it likely would result in a significant decline in the trading price, trading volume and liquidity of our common stock. We also expect that the suspension and delisting of our common stock would lead to decreases in analyst coverage and market-making activity relating to our common stock, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for our shareholders to sell their shares of our common stock at prices comparable to those in effect prior to delisting or at all.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

- restrictions on mortgage credit due to more stringent underwriting standards and liquidity issues affecting lenders,
- the level of home mortgage interest rates,
- the health of the domestic economy as well as conditions in regional and local economies,
- housing affordability,
- population trends, including the rate of household formation,
- the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and
- government housing policy encouraging loans to first-time homebuyers.

We are subject to the risk of private litigation and regulatory proceedings.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that we will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce, which regulates insurance, we provided the Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the Minnesota Department of Commerce, and beginning in March 2008 that Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions. In June 2008, we received a subpoena from the Department of Housing and Urban Development, commonly referred to as HUD, seeking information about captive mortgage reinsurance similar to that requested by the Minnesota Department of Commerce, but not limited in scope to the state of Minnesota. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

In October 2007, the Division of Enforcement of the Securities and Exchange Commission requested that we voluntarily furnish documents and information primarily relating to C-BASS, the now-terminated merger with Radian and the subprime mortgage assets "in the Company's various lines of business." We are providing responsive documents and/or other information to the Securities and Exchange Commission. As part of its initial information request, the SEC staff informed us that this investigation should not be construed as an indication by the SEC or its staff that any violation of the securities laws has occurred, or as a reflection upon any person, entity or security.

In 2008, complaints in five separate purported stockholder class action lawsuits were filed against us, several of our officers and an officer of C-BASS. The allegations in the complaints are generally that through these individuals we violated the federal securities laws by failing to disclose or misrepresenting C-BASS's liquidity, the impairment of our investment in C-BASS, the inadequacy of our loss reserves and that we were not adequately capitalized. The collective time period covered by these lawsuits begins on October 12, 2006 and ends on February 12, 2008. The complaints seek damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported misstatements and omissions. With limited exceptions, our bylaws provide that our officers are entitled to indemnification from us for claims against them of the type alleged in the complaints. We believe, among other things, that the allegations in the complaints are not sufficient to prevent their dismissal and intend to defend against them vigorously. However, we are unable to predict the outcome of these cases or estimate our associated expenses or possible losses.

Other lawsuits alleging violations of the securities laws could be brought against us. In December 2008, a holder of a class of certificates in a publicly offered securitization for which C-BASS was the sponsor brought a purported class action under the federal securities laws against C-BASS; the issuer of such securitization, which was an affiliate of a major Wall Street underwriter; and the underwriters alleging material misstatements in the offering documents. The complaint describes C-BASS as a venture of MGIC, Radian Group and the management of C-BASS and refers to Doe defendants who are unknown to the plaintiff but who the complaint says are legally responsible for the events described in the complaint. The complaint also says that the plaintiff will seek to amend the complaint when the identities of these additional defendants have been ascertained.

Two law firms have issued press releases to the effect that they are investigating whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment in or holding of our common stock. With limited exceptions, our bylaws provide that the plan fiduciaries are entitled to indemnification from us for claims against them. We intend to defend vigorously any proceedings that may result from these investigations.

The Internal Revenue Service has proposed significant adjustments to our taxable income for 2000 through 2004.

The Internal Revenue Service conducted an examination of our federal income tax returns for taxable years 2000 though 2004. On June 1, 2007, as a result of this examination, we received a revenue agent report. The adjustments reported on the revenue agent report would substantially increase taxable income for those tax years and resulted in the issuance of an assessment for unpaid taxes totaling $189.5 million in taxes and accuracy related penalties, plus applicable interest. We have agreed with the Internal Revenue Service on certain issues and paid $10.5 million in additional taxes and interest. The remaining open issue relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits, or REMICs. This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The Internal Revenue Service has indicated that it does not believe, for various reasons, that we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income.

We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process may take some time and a final resolution may not be reached until a date many months or years into the future. In July 2007, we made a payment on account of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. We believe, after discussions with outside counsel about the issues raised in the revenue agent report and the procedures for resolution of the disputed adjustments, that an adequate provision for income taxes has been made for potential liabilities that may result from these notices. If the outcome of this matter results in payments that differ materially from our expectations, it could have a material impact on our effective tax rate, results of operations and cash flows.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision developed the Basel Capital Accord (the Basel I), which set out international benchmarks for assessing banks' capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II was implemented by many banks in the United States and many other countries in 2008 and may be implemented by the remaining banks in the United States and many other countries in 2009. Basel II affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways, including reducing our ability to successfully establish or operate our planned international operations.

We may not be able to recover the capital we invested in our Australian operations for many years and may not recover all of such capital.

We have committed significant resources to begin international operations, primarily in Australia, where we started to write business in June 2007. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have been exploring alternatives for our Australian activities which may include a sale of our Australian operations. As a result, we have reduced our Australian headcount and suspended writing new business in Australia. Unless we are successful in a sale in the first half of 2009, we may place our existing Australian book of business into runoff. In addition to the general economic and insurance business-related factors discussed above, we are subject to a number of other risks from having deployed capital in Australia, including foreign currency exchange rate fluctuations and interest-rate volatility particular to Australia.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.

We depend on reliable, consistent third-party servicing of the loans that we insure. A recent trend in the mortgage lending and mortgage loan servicing industry has been towards consolidation of loan servicers. This reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. In addition, current housing market trends have led to significant increases in the number of delinquent mortgage loans requiring servicing. These increases have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses. Future housing market conditions could lead to additional such increases. Managing a substantially higher volume of non-performing loans could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. Disruptions in servicing, in turn, could contribute to a rise in delinquencies among those loans and could have a material adverse effect on our business, financial condition and operating results.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting using the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of our internal control over financial reporting, as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
MGIC Investment Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and its subsidiaries (the "Company") at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2), present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 27, 2009

MGIC Investment Corporation and Subsidiaries
Years Ended December 31, 2008, 2007 and 2006
(Audited)

Consolidated Statements of Operations

	2008	2007	2006
	(In thousands of dollars, except per share data)		
Revenues:			
Premiums written:			
Direct	$1,661,544	$ 1,513,395	$1,357,107
Assumed	12,221	3,288	2,052
Ceded (note 9)	(207,718)	(170,889)	(141,923)
Net premiums written	1,466,047	1,345,794	1,217,236
Increase in unearned premiums	(72,867)	(83,404)	(29,827)
Net premiums earned (note 9)	1,393,180	1,262,390	1,187,409
Investment income, net of expenses (note 4)	308,517	259,828	240,621
Realized investment (losses) gains, net (note 4)	(12,486)	142,195	(4,264)
Other revenue	32,315	28,793	45,403
Total revenues	1,721,526	1,693,206	1,469,169
Losses and expenses:			
Losses incurred, net (notes 8 and 9)	3,071,501	2,365,423	613,635
Change in premium deficiency reserves (note 8)	(756,505)	1,210,841	—
Underwriting and other expenses	271,314	309,610	290,858
Reinsurance fee (note 9)	1,781	—	—
Interest expense (notes 6 and 7)	71,164	41,986	39,348
Total losses and expenses	2,659,255	3,927,860	943,841
(Loss) income before tax and joint ventures	(937,729)	(2,234,654)	525,328
(Credit) provision for income tax (note 12)	(394,329)	(833,977)	130,097
Income (loss) from joint ventures, net of tax (note 10)	24,486	(269,341)	169,508
Net (loss) income	$ (518,914)	$(1,670,018)	$ 564,739
(Loss) earnings per share (note 13):			
Basic	$ (4.55)	$ (20.54)	$ 6.70
Diluted	$ (4.55)	$ (20.54)	$ 6.65
Weighted average common shares outstanding — basic (shares in thousands, note 2)	113,962	81,294	84,332
Weighted average common shares outstanding — diluted (shares in thousands, note 2)	113,962	81,294	84,950
Dividends per share	$ 0.075	$ 0.775	$ 1.000

See accompanying notes to consolidated financial statements.

MGIC Investment Corporation and Subsidiaries
December 31, 2008 and 2007
(Audited)

Consolidated Balance Sheets

	2008	2007
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities (amortized cost, 2008-$7,120,690; 2007-$5,791,562)	$7,042,903	$ 5,893,591
Equity securities (cost, 2008-$2,778; 2007-$2,689)	2,633	2,642
Total investment portfolio	7,045,536	5,896,233
Cash and cash equivalents	1,097,334	288,933
Accrued investment income	90,856	72,829
Reinsurance recoverable on loss reserves (note 9)	232,988	35,244
Prepaid reinsurance premiums (note 9)	4,416	8,715
Premiums receivable	97,601	107,333
Home office and equipment, net	32,255	34,603
Deferred insurance policy acquisition costs	11,504	11,168
Investments in joint ventures (note 10)	—	143,694
Income taxes recoverable	406,568	865,665
Other assets	163,771	251,944
Total assets	$9,182,829	$ 7,716,361
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loss reserves (notes 8 and 9)	$4,775,552	$ 2,642,479
Premium deficiency reserves (note 8)	454,336	1,210,841
Unearned premiums (note 9)	336,098	272,233
Short- and long-term debt (note 6)	698,446	798,250
Convertible debentures (note 7)	375,593	—
Other liabilities	175,604	198,215
Total liabilities	6,815,629	5,122,018
Contingencies (note 15)		
Shareholders' equity (note 13):		
Common stock, $1 par value, shares authorized 460,000,000; shares issued 2008 — 130,118,744; 2007 — 123,067,426 outstanding 2008 — 125,068,350; 2007 — 81,793,185	130,119	123,067
Paid-in capital	367,067	316,649
Treasury stock (shares at cost 2008 — 5,050,394; 2007 — 41,274,241)	(276,873)	(2,266,364)
Accumulated other comprehensive (loss) income, net of tax (note 2)	(106,789)	70,675
Retained earnings	2,253,676	4,350,316
Total shareholders' equity	2,367,200	2,594,343
Total liabilities and shareholders' equity	$9,182,829	$ 7,716,361

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2008, 2007 and 2006
(Audited)

Consolidated Statements of Shareholders' Equity

	Common Stock	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (Note 2)	Retained Earnings	Comprehensive Income (Loss)
			(In thousands of dollars)			
Balance, December 31, 2005	$122,549	$280,052	$(1,834,434)	$ 77,499	$ 5,519,389	
Net income	—	—	—	—	564,739	$ 564,739
Change in unrealized investment gains and losses, net	—	—	—	5,796	—	5,796
Unrealized gain (loss) on derivatives, net	—	—	—	777	—	777
Dividends declared	—	—	—	—	(85,497)	
Common stock shares issued	480	24,386	—	—	—	
Repurchase of outstanding common shares	—	—	(385,629)	—	—	
Reissuance of treasury stock	—	(25,074)	18,097	—	—	
Equity compensation	—	31,030	—	—	—	
Defined benefit plan adjustments, net	—	—	—	(17,786)		
Other	—	—	—	(497)	—	(497)
Comprehensive income	—	—	—	—	—	$ 570,815
Balance, December 31, 2006	$123,029	$310,394	$(2,201,966)	$ 65,789	$ 5,998,631	
Net loss	—	—	—	—	(1,670,018)	$(1,670,018)
Change in unrealized investment gains and losses, net	—	—	—	(17,767)	—	(17,767)
Dividends declared	—	—	—	—	(63,819)	
Common stock shares issued	38	2,205	—	—	—	
Repurchase of outstanding common shares	—	—	(75,659)	—	—	
Reissuance of treasury stock	—	(14,187)	11,261	—	—	
Equity compensation	—	18,237	—	—	—	
Defined benefit plan adjustments, net	—	—	—	14,561	—	14,561
Change in the liability for unrecognized tax benefits	—	—	—	—	85,522	
Unrealized foreign currency translation adjustment				8,456		8,456
Other	—	—	—	(364)	—	(364)
Comprehensive loss	—	—	—	—	—	$(1,665,132)
Balance, December 31, 2007	$123,067	$316,649	$(2,266,364)	$ 70,675	$ 4,350,316	
Net loss					(518,914)	(518,914)
Change in unrealized investment gains and losses, net (note 4)	—	—	—	(116,939)	—	(116,939)
Dividends declared (note 13)	—	—	—	—	(8,159)	
Common stock shares issued(13)	7,052	68,706	—	—	—	
Reissuance of treasury stock(13)	—	(41,686)	1,989,491	—	(1,569,567)	
Equity compensation (note 13)	—	20,562	—	—	—	
Defined benefit plan adjustments, net (note 11)	—	—	—	(44,649)	—	(44,649)
Unrealized foreign currency translation adjustment	—	—		(16,354)		(16,354)
Other	—	2,836	—	478	—	478
Comprehensive loss	—	—	—	—	—	$ (696,378)
Balance, December 31, 2008	$130,119	$367,067	$ (276,873)	$(106,789)	$ 2,253,676	

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2008, 2007 and 2006
(Audited)

Consolidated Statements of Cash Flows

	2008	2007	2006
		(In thousands of dollars)	
Cash flows from operating activities:			
Net (loss) income	$ (518,914)	$(1,670,018)	$ 564,739
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred insurance policy acquisition costs	10,024	12,922	14,202
Capitalized deferred insurance policy acquisition costs	(10,360)	(11,321)	(8,555)
Depreciation and other amortization	34,304	25,177	22,317
(Increase) decrease in accrued investment income	(18,027)	(8,183)	1,723
(Increase) decrease in reinsurance recoverable on loss reserves	(197,744)	(21,827)	1,370
Decrease (increase) in prepaid reinsurance premiums	4,299	905	(12)
Decrease (increase) in premium receivable	9,732	(19,262)	3,476
Decrease (increase) in real estate aquired	112,340	(25,992)	(44,652)
Increase in loss reserves	2,133,073	1,516,764	1,261
(Decrease) increase in premium deficiency reserve	(756,505)	1,210,841	—
Increase in unearned premiums	63,865	82,572	29,838
Decrease (increase) in income taxes recoverable	459,097	(814,624)	(32,465)
Equity (earnings) losses from joint ventures	(33,794)	424,346	(249,473)
Distributions from joint ventures	22,195	51,512	150,549
Realized loss (gain)	12,486	(142,195)	4,264
Other	38,837	20,354	37,215
Net cash provided by operating activities	1,364,908	631,971	495,797
Cash flows from investing activities:			
Purchase of equity securities	(89)	(95)	(90)
Purchase of fixed maturities	(3,592,600)	(2,721,294)	(1,841,293)
Additional investment in joint ventures	(546)	(3,903)	(75,948)
Sale of investment in joint ventures	150,316	240,800	—
Note receivable from joint ventures	—	(50,000)	—
Proceeds from sale of fixed maturities	1,724,780	1,690,557	1,563,889
Proceeds from maturity of fixed maturities	413,328	331,427	311,604
Other	19,547	(1,262)	1,881
Net cash used in investing activities	(1,285,264)	(513,770)	(39,957)
Cash flows from financing activities:			
Dividends paid to shareholders	(8,159)	(63,819)	(85,495)
(Repayment of) proceeds from note payable	(100,000)	300,000	—
Proceeds from issuance of long-term debt	—	—	199,958
Repayment of long-term debt	—	(200,000)	—
Repayment of short-term debt	—	(87,110)	(110,908)
Net proceeds from convertible debentures	377,199	—	—
Proceeds from reissuance of treasury stock	383,959	1,484	1,677
Payments for repurchase of common stock	—	(75,659)	(385,629)
Common stock shares issued	75,758	2,098	18,100
Excess tax benefits from share-based payment arrangements	—	—	4,939
Net cash provided by (used in) financing activities	728,757	(123,006)	(357,358)
Net increase (decrease) in cash and cash equivalents	808,401	(4,805)	98,482
Cash and cash equivalents at beginning of year	288,933	293,738	195,256
Cash and cash equivalents at end of year	$ 1,097,334	$ 288,933	$ 293,738

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of business

MGIC Investment Corporation is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. We provide mortgage insurance to lenders throughout the United States and to government sponsored entities ("GSEs") to protect against loss from defaults on low down payment residential mortgage loans. In 2007, we began providing mortgage insurance to lenders in Australia. Our Australian operations are included in our consolidated financial statements; however they are not material to our consolidated results. Through certain other non-insurance subsidiaries, we also provide various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention. Our principal product is primary mortgage insurance. Primary mortgage insurance may be written through the flow market channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk market channel, in which portfolios of loans are individually insured in single, bulk transactions. Prior to 2008, we wrote significant volume through the bulk channel, substantially all of which was Wall Street bulk business, which we discontinued writing in 2007. We expect any future business written through the bulk channel will be insignificant to us. Prior to 2009, we also wrote pool mortgage insurance. We do not expect we will write any significant pool mortgage insurance in the future.

At December 31, 2008, our direct domestic primary insurance in force (representing the principal balance in our records of all mortgage loans that we insure) and direct domestic primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage) was approximately $227.0 billion and $59.0 billion, respectively. Our direct pool risk in force at December 31, 2008 was approximately $1.9 billion. Our risk in force in Australia at December 31, 2008 was approximately $1.0 billion; this represents the risk associated with 100% coverage on the insurance in force. However the mortgage insurance we provide in Australia only covers the unpaid loan balance after the sale of the underlying property. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have been exploring alternatives for our Australian activities which may include a sale of our Australian operations. As a result, we have reduced our Australian headcount and suspended writing new business in Australia. We do not expect to write new business in Australia unless required in connection with an agreed upon sale of this business.

Historically a significant portion of the mortgage insurance provided by us through the bulk channel has been used as a credit enhancement for securitizations. During the fourth quarter of 2007, the performance of loans included in Wall Street bulk transactions deteriorated materially and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. Therefore, during the fourth quarter of 2007, we decided to stop writing that portion of our bulk business. A Wall Street bulk transaction is any bulk transaction where we had knowledge that the loans would serve as collateral in a home equity securitization. In general, loans included in Wall Street bulk transactions had lower average FICO scores and a higher percentage of ARMs or adjustable rate mortgages, compared to our remaining business. We continue to provide mortgage insurance on bulk transactions with the GSEs or for portfolio transactions where the lender will hold the loans.

2. Basis of presentation and summary of significant accounting policies

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). In accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its majority-owned subsidiaries. All intercompany transactions have been eliminated. Historically, our investments in joint ventures and related loss or income from joint ventures principally consisted of our investment and related earnings in two less than majority owned joint ventures, Credit-Based Asset Servicing and Securitization LLC (C-BASS), and Sherman Financial Group LLC (Sherman). In 2007, joint venture losses included an impairment charge equal to our entire equity interest in C-BASS, as well as equity losses incurred by C-BASS in the fourth quarter that reduced the carrying value of our $50 million note from C-BASS to zero. As a result, beginning in 2008, our joint venture income principally consisted of income from Sherman. In August of 2008, we sold our entire interest in Sherman to Sherman. We review our investments in joint ventures for evidence of "other than temporary" impairments, such as an inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. There were no "other than temporary" equity investment impairment charges for the years ending December 31, 2008 and 2006. Our equity in the earnings of joint ventures is shown separately, net of tax, on the statement of operations. (See note 10.)

Fair Value Measurements

Effective January 1, 2008, we adopted the fair value measurement provisions of SFAS No. 157, "Fair Value Measurements." SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. This statement defines fair value, expands disclosure requirements about fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect a company's market assumptions. Fair value is used on a recurring basis for assets and liabilities in which fair value is the primary basis of accounting (i.e., available-for-sale securities). Additionally, fair value is used on a nonrecurring basis to evaluate assets or liabilities for impairment or for disclosure purposes.

Fair value is defined as the price that would be received in a sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, we use various valuation techniques and assumptions when estimating fair value. In accordance with SFAS No. 157, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 — Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include certain U.S. Treasury securities and obligations of the U.S. government.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal and corporate bonds.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state, corporate, auction rate (backed by student loans) and mortgage-backed securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement. Additionally, financial liabilities utilizing Level 3 inputs consist of derivative financial instruments.

The adoption of SFAS No. 157 resulted in no changes to January 1, 2008 retained earnings. (See note 5.)

Investments

We categorize our investment portfolio according to our ability and intent to hold the investments to maturity. Investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Our entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

We complete a quarterly review of invested assets for evidence of "other than temporary" impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be "other than temporary". Factors used in determining investments whose value decline may be considered "other than temporary" include, among others, the following:

- Investments with a fair value less than 80% of amortized costs
- For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies
- Other securities which are under pressure due to market constraints or event risk
- Intention and ability to hold fixed income securities to recovery
- Length of time in an unrealized loss position

Fair Value Option

In conjunction with the adoption of SFAS No. 157, we have adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement provides companies with an option to report selected financial assets and liabilities at fair value on an instrument-by-instrument basis. After the initial adoption, the election to report a financial asset or liability at fair value is made at the time of acquisition and it generally may not be revoked. The objective of this statement is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The adoption of SFAS No. 159 resulted in no changes to January 1, 2008 retained earnings as we elected not to apply the fair value option to financial instruments not currently carried at fair value.

Home office and equipment

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, we use accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $56.3 million, $51.7 million and $47.6 million at December 31, 2008, 2007 and 2006, respectively. Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $4.5 million, $4.4 million and $4.4 million, respectively.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). For each underwriting year book of business, these costs are amortized to income in proportion to estimated gross profits over the estimated life of the policies. We utilize anticipated investment income in our calculation. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. If a premium deficiency exists, we reduce the related DAC by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the related DAC balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

During 2008, 2007 and 2006, we amortized $10.0 million, $12.9 million and $14.2 million, respectively, of deferred insurance policy acquisition costs.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when we receive notices of default on insured mortgage loans. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported to us. In accordance with GAAP for the mortgage insurance industry, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loss reserves are established by our estimate of the number of loans in our inventory of delinquent loans that will not cure their delinquency and thus result in a claim, which is referred to as the claim rate, and further estimating the amount that we will pay in claims on the loans that do not cure, which is referred to as claim severity. Our loss estimates are established based upon historical experience. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See note 8.)

Premium deficiency reserves

After our loss reserves are initially established, we perform premium deficiency tests using our best estimate assumptions as of the testing date. Premium deficiency reserves are established, if necessary, when the present value of expected future losses and expenses exceeds the present value of expected future premium and already established reserves. The discount rate used in the calculation of the premium deficiency reserve was based upon our pre-tax investment yield at December 31, 2008 and 2007, respectively. Products are grouped for premium deficiency purposes based on similarities in the way the products are acquired, serviced and measured for profitability.

Calculations of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other factors, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries and these affects could be material. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings. (See note 8.)

Revenue recognition

Our insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred insurance policy acquisition costs.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay. Fee income consists primarily of contract underwriting and related fee-based services provided to lenders and is included in "Other revenue" on the statement of operations.

Income taxes

We file a consolidated federal income tax return with our domestic subsidiaries. Our foreign subsidiaries file separate tax returns in their respective jurisdictions. A formal tax sharing agreement exists between us and our domestic subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes tax and loss bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption or non-purchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves, which are recorded for regulatory purposes. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. However, to the extent incurred losses exceed 35% of net premiums earned in a calendar year, early withdrawals may be made from the contingency reserves with regulatory approval, which would lead to amounts being included in taxable income earlier than the tenth year. The deduction is allowed only to the extent that U.S. government non-interest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. We account for these purchases as a payment of current federal income taxes.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate.

We provide for uncertain tax positions and the related interest and penalties based on our assessment of whether a tax benefit is more likely than not to be sustained upon examination of taxing authorities. (See note 12.)

Benefit plans

We have a non-contributory defined benefit pension plan covering substantially all domestic employees, as well as a supplemental executive retirement plan. Retirement benefits are based on compensation and years of service. We recognize these retirement benefit costs over the period during which employees render the service that qualifies them for benefits. Our policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974.

We offer both medical and dental benefits for retired domestic employees and their spouses. Under the plan retirees pay a premium for these benefits. In October 2008 we amended our postretirement benefit plan. The amendment, which is effective January 1, 2009, terminates the benefits provided to retirees once they reach the age of 65. This amendment reduces our accumulated postretirement benefit obligation by $59.2 million as of December 31, 2008. The amendment will also reduce our net periodic benefit cost in future periods beginning with calendar year 2009. We accrue the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. Historically benefits were generally funded as they were due. The cost to us has not been significant. In 2008, approximately $1.3 million benefits were paid from the fund, and approximately $0.5 million were funded by us. (See note 11.)

Reinsurance

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as “Reinsurance recoverable on loss reserves”. Ceded unearned premiums are reflected as “Prepaid reinsurance premiums”. We remain liable for all reinsurance ceded. (See note 9.)

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated at the year-end exchange rates. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains and losses, net of deferred taxes, resulting from translation are included in accumulated other comprehensive income in stockholders’ equity. Gains and losses resulting from transactions in a foreign currency are recorded in current period net income at the rate on the transaction date.

Share-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment,” under the modified prospective method. This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. The fair value recognition provisions of SFAS No. 123 were voluntarily adopted by us in 2003 prospectively to all employee awards granted or modified on or after January 1, 2003. Under SFAS 123R, we are required to record compensation expense for all awards granted after the date of adoption and for all the unvested portion of previously granted awards that remained outstanding at the date of adoption. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under our plans generally vest over periods ranging from one to five years. (See note 13.)

Earnings per share

Our basic and diluted earnings per share (“EPS”) have been calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic EPS is based on the weighted average number of common shares outstanding. Typically, diluted EPS is based on the weighted average number of common shares outstanding plus common stock equivalents which include stock awards, stock options and the dilutive effect of our convertible debentures. In accordance with SFAS 128, if we report a net loss from continuing operations then our diluted EPS is computed in the same manner as the basic EPS. For the years ended December 31, 2008, 2007 and 2006 our net loss (income) is the same for both basic and diluted EPS. The following is a reconciliation of the weighted average number of shares; however for the years ended December 31, 2008 and 2007 common stock equivalents of 23.1 million and 0.3 million, respectively, were not included because they were anti-dilutive. For 2008 the 23.1 million of common stock equivalents includes 22.7 million share equivalents related to our convertible debentures and 0.4 million related to restricted shares or share units. For 2007 the 0.3 million of common stock equivalents related to restricted shares or share units.

	Years Ended December 31,		
	2008	2007	2006
	(Shares in Thousands)		
Weighted-average shares — Basic	113,692	81,294	84,332
Common stock equivalents	—	—	618
Weighted-average shares — Diluted	113,692	81,294	84,950

For the years ended December 31, 2008 and 2007, 2.5 million shares and 2.6 million shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. For the year ended December 31, 2006, 1.3 million shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive and 0.4 million shares of performance stock awards have been excluded from the calculation of diluted earnings per share because the number of shares ultimately issued is contingent on performance measures established for a specific performance period. (See note 13.)

Comprehensive income

Our total comprehensive income, as calculated per SFAS No. 130, "Reporting Comprehensive Income", was as follows:

	Years Ended December 31,		
	2008	2007	2006
	(In thousands of dollars)		
Net (loss) income	$(518,914)	$(1,670,018)	$564,739
Other comprehensive (loss) income	(177,464)	4,886	6,076
Total comprehensive (loss) income	$(696,378)	$(1,665,132)	$570,815
Other comprehensive (loss) income (net of tax):			
Change in unrealized net derivative gains and losses	$ —	$ —	$ 777
Change in unrealized gains and losses on investments	(116,939)	(17,767)	5,796
Change related to benefit plans	(44,649)	14,561	—
Unrealized foreign currency translation adjustment	(16,354)	8,456	—
Other	478	(364)	(497)
Other comprehensive (loss) income	$(177,464)	$ 4,886	$ 6,076

At December 31, 2008, accumulated other comprehensive loss of ($106.8) million included ($51.0) million of net unrealized losses on investments, ($47.9) million relating to defined benefit plans and ($7.9) million related to foreign currency translation adjustment. At December 31, 2007, accumulated other comprehensive income of $70.7 million included $65.9 million of net unrealized gains on investments, ($3.2) million relating to defined benefit plans, $8.5 million related to foreign currency translation adjustment and ($0.5) million relating to the accumulated other comprehensive loss of our joint venture investment. (See notes 4 and 11.)

Recent accounting pronouncements

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 132R-1 which amends FASB Statement No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP is effective for fiscal years ending after December 15, 2009. We are currently evaluating the provisions of this statement and the impact, if any, this statement will have on our disclosures.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." The FSP clarifies the application of FASB Statement No. 157, "Fair Value Measurements" in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Our fair value policies are consistent with the guidance in this FSP.

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP clarifies that share-based payment awards that entitle holders to receive nonforfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the calculation of basic earnings per share. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. We are currently evaluating the provisions of this FSP and do not believe it will have a material impact on our calculations of basic and diluted earnings per share.

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The adoption will result in a net-of-tax increase to our shareholders' equity of approximately $63 million on January 1, 2009 and will result in a net-of-tax increase to interest expense of approximately $11 million for the year ended December 31, 2008 and $15 million annually thereafter, through April 1, 2013. These increases result from our Convertible Junior Subordinated Debentures discussed in Note 7.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the provisions of this statement and the impact, if any, this statement will have on our disclosures.

In February 2008, the FASB issued FSP FAS 157-2, "Effective date of FASB Statement No. 157". This statement defers the effective date of FAS 157 for all non-financial assets and non-financial liabilities measured on a non-recurring basis to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We are currently evaluating the requirements of this statement and the impact, if any, this statement will have on our financial position and results of operations.

Cash and cash equivalents

We consider cash equivalents to be money market funds and investments with original maturities of three months or less.

Reclassifications

Certain reclassifications have been made in the accompanying financial statements to 2007 and 2006 amounts to allow for consistent financial reporting.

3. Related party transactions

We provided certain services to C-BASS and Sherman in 2007 and 2006 in exchange for fees. In addition, C-BASS provided certain services to us during 2008, 2007 and 2006 in exchange for fees. The net impact of these transactions was not material to us.

4. Investments

The amortized cost, gross unrealized gains and losses and fair value of the investment portfolio at December 31, 2008 and 2007 are shown below. Debt securities consist of fixed maturities and short-term investments.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
December 31, 2008:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 168,917	$ 21,297	$ (405)	$ 189,809
Obligations of U.S. states and political subdivisions	6,401,903	141,612	(237,575)	6,305,940
Corporate debt securities	314,648	6,278	(4,253)	316,673
Mortgage-backed securities	151,774	3,307	(14,251)	140,830
Debt securities issued by foreign sovereign governments	83,448	6,203	—	89,651
Total debt securities	7,120,690	178,697	(256,484)	7,042,903
Equity securities	2,778	—	(145)	2,633
Total investment portfolio	$7,123,468	$178,697	$(256,629)	$7,045,536

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
December 31, 2007:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 128,708	$ 3,462	$ (804)	$ 131,366
Obligations of U.S. states and political subdivisions	4,958,994	132,094	(26,109)	5,064,979
Corporate debt securities	449,380	4,625	(8,206)	445,799
Mortgage-backed securities	164,974	1,118	(1,486)	164,606
Debt securities issued by foreign sovereign governments	89,506	57	(2,722)	86,841
Total debt securities	5,791,562	141,356	(39,327)	5,893,591
Equity securities	2,689	1	(48)	2,642
Total investment portfolio	$5,794,251	$141,357	$(39,375)	$5,896,233

The amortized cost and fair values of debt securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most auction rate and mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

	Amortized Cost	Fair Value
	(In thousands of dollars)	
Due in one year or less	$ 432,727	$ 435,045
Due after one year through five years	1,606,915	1,630,086
Due after five years through ten years	1,230,379	1,283,317
Due after ten years	3,174,995	3,029,725
	6,445,016	6,378,173
Auction rate securities	523,900	523,900
Mortgage-backed securities	151,774	140,830
Total at December 31, 2008	$7,120,690	$7,042,903

At December 31, 2008 and 2007, the investment portfolio had gross unrealized losses of $256.6 million and $39.4 million, respectively. For those securities in an unrealized loss position, the length of time the securities were in such a position, as measured by their month-end fair values, is as follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands of dollars)					
December 31, 2008						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 13,106	$ 245	$ 1,242	$ 160	$ 14,348	$ 405
Obligations of U.S. states and political subdivisions	1,640,406	102,437	552,191	135,138	2,192,597	237,575
Corporate debt securities	72,711	4,127	1,677	126	74,388	4,253
Mortgage-backed securities	41,867	14,251	—	—	41,867	14,251
Debt issued by foreign sovereign governments	—	—	—	—	—	—
Equity securities	227	10	2,062	135	2,289	145
Total investment portfolio	$1,768,317	$121,070	$557,172	$135,559	$2,325,489	$256,629

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands of dollars)					
December 31, 2007						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 14,453	$ 569	$ 24,937	$ 235	$ 39,390	$ 804
Obligations of U.S. states and political subdivisions	829,595	23,368	206,723	2,741	1,036,318	26,109
Corporate debt securities	70,347	8,197	2,701	9	73,048	8,206
Mortgage-backed securities	15,401	64	96,167	1,422	111,568	1,486
Debt issued by foreign sovereign governments	82,835	2,722	—	—	82,835	2,722
Equity securities	110	1	2,166	47	2,276	48
Total investment portfolio	$1,012,741	$34,921	$332,694	$4,454	$1,345,435	$39,375

Our investment portfolio consists primarily of tax-exempt municipal bonds. During 2008, the municipal bond market experienced historically poor performance, and resulted in approximately one-third of our securities (580 issues) being in an unrealized loss position as of December 31, 2008. The unrealized losses in all categories of our investments were primarily caused by widening spreads. Of those securities in an unrealized loss position greater than 12 months, 101 securities had a fair value greater than 80% of amortized cost and 65 securities had a fair value less than 80% of amortized cost. We do not believe the unrealized losses are related to specific issuer defaults and because we have the ability and intent to hold those investments until a recovery of fair value, which may be maturity, we do not consider those investments to be other-than-temporarily impaired at December 31, 2008.

For the year ended December 31, 2008 we recognized "other than temporary" impairment charges of approximately $63 million on our fixed income investments, including debt instruments issued by Fannie Mae, Freddie Mac, Lehman Brothers and AIG. There were no "other than temporary" asset impairment charges on our investment portfolio for the years ending December 31, 2007 and 2006.

We held approximately $524 million in auction rate securities (ARS) backed by student loans at December 31, 2008. ARS are intended to behave like short-term debt instruments because their interest rates are reset periodically through an auction process, most commonly at intervals of 7, 28 and 35 days. The same auction process has historically provided a means by which we may rollover the investment or sell these securities at par in order to provide us with liquidity as needed. The ARS we hold are collateralized by portfolios of student loans, all of which are ultimately guaranteed by the United States Department of Education. At December 31, 2008, our ARS portfolio was 100% AAA/Aaa-rated by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings.

In mid-February 2008, auctions began to fail due to insufficient buyers, as the amount of securities submitted for sale in auctions exceeded the aggregate amount of the bids. For each failed auction, the interest rate on the security moves to a maximum rate specified for each security, and generally resets at a level higher than specified short-term interest rate benchmarks. At December 31, 2008, our entire ARS portfolio, consisting of 47 investments in ARS, was subject to failed auctions; however, we had redeemed at par $16.7 million in ARS from the period when the auctions began to fail through the end of 2008. Subsequent to December 31, 2008, and through January 27, 2009, we redeemed an additional $2.0 million in ARS at par. To date, we have collected all interest due on our ARS and expect to continue to do so in the future.

As a result of the persistent failed auctions, and the uncertainty of when these investments could be liquidated at par, the investment principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, or final payments come due according to the contractual maturities of the debt issues. We believe that issuers and financial markets are exploring alternatives that may improve liquidity, although it is not yet clear when or if such efforts will be successful. We intend to hold our ARS until we can recover the full principal amount through one of the means described above, and have the ability to do so based on our other sources of liquidity.

We evaluated our entire ARS portfolio for temporary or other-than-temporary impairment at December 31, 2008. As a result of this review, we determined that the fair value of our ARS portfolio at December 31, 2008, approximates par value, and accordingly, we have not recorded any impairment. Since the estimated fair values could change significantly based on future market conditions, we will continue to assess the fair value of our ARS for substantive changes in relevant market conditions or other changes that may alter our estimates described above. We may be required to record an unrealized holding loss or an impairment charge to earnings if we determine that our investment portfolio has incurred a decline in fair value that is temporary or other-than-temporary, respectively.

Net investment income is comprised of the following:

	2008	2007	2006
	(In thousands of dollars)		
Fixed maturities	$287,869	$244,126	$228,805
Equity securities	2,162	391	1,598
Cash equivalents	15,487	15,900	11,535
Other	6,552	2,675	1,872
Investment income	312,070	263,092	243,810
Investment expenses	(3,553)	(3,264)	(3,189)
Net investment income	$308,517	$259,828	$240,621

The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

	2008	2007	2006
	(In thousands of dollars)		
Net realized investment gains (losses) on investments:			
Fixed maturities	$ (76,397)	$ (18,575)	$(5,526)
Equity securities	107	(820)	1,262
Joint ventures	61,877	162,860	—
Other	1,927	(1,270)	—
	$ (12,486)	$142,195	$(4,264)
Change in net unrealized appreciation (depreciation):			
Fixed maturities	$(179,816)	$ (26,751)	$ 8,929
Equity securities	(98)	(21)	(10)
Other	(710)	(254)	—
	$(180,624)	$ (27,026)	$ 8,919

The reclassification adjustment relating to the change in investment gains and losses is as follows:

	2008	2007	2006
	(In thousands of dollars)		
Unrealized holding (losses) gains arising during the period, net of tax	$ (75,464)	$ (4,633)	$ 8,833
Less: reclassification adjustment for net gains included in net income, net of tax	(41,475)	(13,134)	(3,037)
Change in unrealized investment gains and losses, net of tax	$(116,939)	$(17,767)	$ 5,796

The gross realized gains and the gross realized losses on securities were $22.5 million and $96.9 million, respectively, in 2008, $7.1 million and $27.8 million, respectively, in 2007 and $2.9 million and $7.2 million, respectively, in 2006.

The tax (benefit) expense related to the changes in net unrealized (depreciation) appreciation was ($63.7) million, ($9.3) million and $3.1 million for 2008, 2007 and 2006, respectively.

We had $22.9 million and $21.5 million of investments on deposit with various states at December 31, 2008 and 2007, respectively, due to regulatory requirements of those state insurance departments.

5. Fair value measurements

As discussed in Note 2, we adopted SFAS No. 157 and SFAS No. 159 effective January 1, 2008. Both standards address aspects of the expanding application of fair-value accounting. SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements regarding fair-value measurements. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value with changes in fair value reported in earnings. The option to account for selected financial assets and liabilities at fair value is made on an instrument-by-instrument basis at the time of acquisition. For the year ended December 31, 2008, we did not elect the fair value option for any financial instruments acquired for which the primary basis of accounting is not fair value.

In accordance with SFAS No. 157, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 — Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include certain U.S. Treasury securities and obligations of the U.S. government.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal and corporate bonds.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state, corporate, auction rate (backed by student loans) and mortgage-backed securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement. Additionally, financial liabilities utilizing Level 3 inputs consisted of derivative financial instruments.

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy a variety of inputs are utilized including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed throughout this process which includes reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security.

The values generated by this model are also reviewed for reasonableness and, in some cases, further analyzed for accuracy, which includes the review of other publicly available information. Securities whose fair value is primarily based on the use of our multidimensional pricing model are classified in Level 2 and include certain municipal and corporate bonds.

Assets and liabilities classified as Level 3 are as follows:

- Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities. Our investments in auction rate securities were classified as Level 3 beginning in the fourth quarter of 2008 as quoted prices were unavailable due to events described in Note 4 and as there became increased doubt as to the liquidity of the securities. In particular, announced settlements in the fourth quarter of 2008 specified that re-marketers of the ARS provide liquidity to retail investors prior to providing liquidity to institutional investors and we did not observe a majority of issuers replacing these securities with another form of financing. Due to limited market information, we utilized a discounted cash flow ("DCF") model to derive an estimate of fair value at December 31, 2008. The assumptions used in preparing the DCF model included estimates with respect to the amount and timing of future interest and principal payments, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with auction rate securities. The DCF model is based on the following key assumptions.
  - Nominal credit risk as securities are ultimately guaranteed by the United States Department of Education
  - 5 years to liquidity
  - Continued receipt of contractual interest; and
  - Discount rates incorporating a 1.50% spread for liquidity risk

The remainder of our level 3 securities are valued based on the present value of expected cash flows utilizing data provided by the trustees.

- Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.
- As discussed in Note 7 the derivative related to the outstanding debentures was valued using the Black-Scholes model. Remaining derivatives were valued internally, based on the present value of expected cash flows utilizing data provided by the trustees.

Fair value measurements for items measured at fair value included the following as of December 31, 2008 (in thousands of dollars):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities available-for-sale	$7,045,536	$281,248	$6,218,338	$545,950
Real estate acquired(1)	32,858	—	—	32,858
Liabilities				
Other liabilities (derivatives)	$ —	$ —	$ —	$ —

(1) Real estate acquired through claim settlement, which is held for sale, is reported in Other Assets on the consolidated balance sheet.

For assets and liabilities measured at fair value using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances for the year ended December 31, 2008 is as follows (in thousands of dollars):

	Securities Available-for-Sale	Real Estate Acquired	Other Liabilities
Balance at January 1, 2008	$ 37,195	$145,198	$(12,132)
Total realized/unrealized gains (losses):			
Included in earnings and reported as realized investment gains (losses), net	(20,226)	—	—
Included in earnings and reported as other revenue	—	—	(6,823)
Included in earnings and reported as losses incurred, net	—	(19,126)	—
Included in other comprehensive income	2,455	—	—
Purchases, issuances and settlements	2,626	(93,214)	18,955
Transfers in/and or out of Level 3	523,900	—	—
Balance at December 31, 2008	$545,950	$ 32,858	$ —
Amount of total gains (losses) included in earnings for the year ended December 31, 2008 attributable to the change in unrealized gains (losses) on assets (liabilities) still held at December 31, 2008	$(16,838)	$ (8,011)	$ —

Additional fair value disclosures related to our investment portfolio are included in Note 4. Fair value disclosures related to our debt are included in Notes 6 and 7.

6. Short- and long-term debt, excluding convertible debentures discussed in Note 7.

We have a $300 million bank revolving credit facility, expiring in March 2010 that was amended most recently in June 2008. In 2007, we drew the entire amount available under this facility. In July 2008, we repaid $100 million borrowed under this facility. The amount that we repaid remains available for re-borrowing pursuant to the terms of our credit agreement. At December 31, 2008 and 2007, $200 million and $300 million, respectively, was outstanding under this facility.

The credit facility requires us to maintain Consolidated Net Worth of no less than $2.00 billion at all times. However, if as of June 30, 2009, Consolidated Net Worth equals or exceeds $2.75 billion, then the minimum Consolidated Net Worth under the facility will be increased to $2.25 billion at all times from and after June 30, 2009. Consolidated Net Worth is generally defined in our credit agreement as the sum of our consolidated shareholders' equity plus the aggregate outstanding principal amount of our 9% Convertible Junior Subordinated Debentures due 2063, currently $390 million. The credit facility also requires Mortgage Guaranty Insurance Corporation ("MGIC") to maintain a statutory risk-to-capital ratio of not more than 22:1 and maintain policyholders' position (which includes MGIC's statutory surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulations ("MPP"). At December 31, 2008, these requirements were met. Our Consolidated Net Worth at December 31, 2008 was approximately $2.7 billion. At December 31, 2008 MGIC's risk-to-capital was 12.9:1 and MGIC exceeded MPP by more than $1.5 billion. (See note 13 — "Statutory Capital".)

At December 31, 2008 and 2007 we had $200 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015. Covenants in the Senior Notes include the requirement that there be no liens on the stock of the designated subsidiaries unless the Senior Notes are equally and ratably secured; that there be no disposition of the stock of designated subsidiaries unless all of the stock is disposed of for consideration equal to the fair market value of the stock; and that we and the designated subsidiaries preserve our corporate existence, rights and franchises unless we or such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Senior Notes. A designated subsidiary is any of our consolidated subsidiaries which has shareholder's equity of at least 15% of our consolidated shareholders equity.

The credit facility is filed as an exhibit to our March 31, 2005 Quarterly Report on Form 10-Q and the Indenture governing the Senior Notes is filed as an exhibit to our Current Report on Form 8-K filed on October 19, 2000. Amendments to our credit facility were filed as exhibits to our December 31, 2007 10-K/A and to our Current Report on Form 8-K filed on June 25, 2008. At December 31, 2008 and 2007, the fair value of the amount outstanding under the credit facility and Senior Notes was $538.3 million and $772.0 million, respectively. The fair value of our credit facility was approximated at par and the fair value of our Senior Notes was determined using publicly available trade information.

Interest payments on all long-term and short-term debt, excluding convertible debentures, were $40.7 million, $42.6 million and $36.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

If (i) we fail to maintain any of the requirements under the credit facility discussed above, (ii) we fail to make a payment of principal when due under the credit facility or a payment of interest within five days after due under the credit facility or (iii) our payment obligations under our Senior Notes are declared due and payable (including for one of the reasons noted in the following paragraph) and we are not successful in obtaining an agreement from banks holding a majority of the debt outstanding under the facility to change (or waive) the applicable requirement, then banks holding a majority of the debt outstanding under the facility would have the right to declare the entire amount of the outstanding debt due and payable.

If (i) we fail to meet any of the covenants of the Senior Notes discussed above, (ii) we fail to make a payment of principal of the Senior Notes when due or a payment of interest on the Senior Notes within thirty days after due or (iii) the debt under our bank facility is declared due and payable (including for one of the reasons noted in the previous paragraph) and we are not successful in obtaining an agreement from holders of a majority of the applicable series of Senior Notes to change (or waive) the applicable requirement or payment default, then the holders of 25% or more of either series of our Senior Notes each would have the right to accelerate the maturity of that debt. In addition, the Trustee of these two issues of Senior Notes, which is also a lender under our bank credit facility, could, independent of any action by holders of Senior Notes, accelerate the maturity of the Senior Notes.

7. Convertible debentures and related derivatives

In March 2008 we completed the sale of $365 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063. The debentures have an effective interest rate of 19% after consideration of the value associated with the convertible feature. In April 2008, the initial purchasers exercised an option to purchase an additional $25 million aggregate principal amount of these debentures. The debentures were sold in private placements to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Interest on the debentures is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2008. As long as no event of default with respect to the debentures has occurred and is continuing, we may defer interest, under an optional deferral provision, for one or more consecutive interest periods up to ten years without giving rise to an event of default. Deferred interest will accrue additional interest at the rate then applicable to the debentures. Violations of the covenants under the Indenture governing the debentures, including covenants to provide certain documents to the trustee, are not events of default under the Indenture and would not allow the acceleration of amounts that we owe under the debentures. Similarly, events of default under, or acceleration of, any of our other obligations, including those described in Note 6 would not allow the acceleration of amounts that we owe under the debentures. However, violations of the events of default under the Indenture, including a failure to pay principal when due under the debentures and certain events of bankruptcy, insolvency or receivership involving our holding company would allow acceleration of amounts that we owe under the debentures.

The debentures rank junior to all of our existing and future senior indebtedness. The net proceeds of the debentures were approximately $377 million. A portion of the net proceeds of the debentures and a concurrent offering of common stock (see Note 13) was used to increase the capital of MGIC, our principal insurance subsidiary, in order to enable us to expand the volume of our new insurance written, and a portion is available for our general corporate purposes. Debt issuance costs are being amortized over the expected life of five years to interest expense.

We may redeem the debentures prior to April 6, 2013, in whole but not in part, only in the event of a specified tax or rating agency event, as defined in the Indenture.

In any such event, the redemption price will be equal to the greater of (1) 100% of the principal amount of the debentures being redeemed and (2) the applicable make-whole amount, as defined in the Indenture, in each case plus any accrued but unpaid interest. On or after April 6, 2013, we may redeem the debentures in whole or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the debentures being redeemed plus any accrued and unpaid interest if the closing sale price of our common stock exceeds 130% of the then prevailing conversion price of the debentures for at least 20 of the 30 trading days preceding notice of the redemption. We will not be able to redeem the debentures, other than in the event of a specified tax event or rating agency event, during an optional deferral period.

Interest payments on the convertible debentures were $17.8 million for the year ended December 31, 2008.

The debentures are currently convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures at any time prior to the maturity date. This represents an initial conversion price of approximately $13.50 per share. The initial conversion price represents a 20% conversion premium based on the $11.25 per share price to the public in our concurrent common stock offering. (See Note 13.)

In lieu of issuing shares of common stock upon conversion of the debentures occurring after April 6, 2013, we may, at our option, make a cash payment to converting holders equal to the value of all or some of the shares of our common stock otherwise issuable upon conversion.

Our common stock is listed on the New York Stock Exchange, or NYSE. One of the NYSE's rules limits the number of shares of our common stock that the convertible debentures may be converted into to less than 20% of the number of shares outstanding immediately before the issuance of the convertible debentures unless shareholders approve the issuance of the shares that would exceed the limit. We closed a sale of our common stock immediately prior to the sale of the convertible debentures, which resulted in approximately 124.9 million shares of our common stock outstanding prior to the debentures being issued. At the initial conversion rate the outstanding debentures are convertible into approximately 23.1% of our common stock outstanding, 3.9 million shares above the NYSE limit. At a special shareholders' meeting held in June 2008, we received shareholder approval on the issuance of shares of our common stock sufficient to convert all of the convertible debentures.

At issuance approximately $52.8 million in face value of the convertible debentures could not be settled in our common shares without prior shareholder approval and thus required bifurcation of the embedded derivative related to those convertible debentures. The derivative value of $16.9 million was determined using the Black-Scholes model, and is treated as a discount on issuance of the convertible debentures and amortized over the expected life of five years to interest expense. Prior to shareholder approval, changes in the fair value of the derivative were reflected in our results of operations. Since the changes in fair value corresponded to changes in our stock price, a decrease in our stock price resulted in a decrease in the derivative liability. On the date of shareholder approval, June 27, 2008, the value of the derivative had decreased to $5.9 million. On this date the amount was re-classified from a liability to shareholders' equity on the consolidated balance sheet, and subsequent changes in the fair value of the derivative will not be reflected on our financial statements. The change in fair value of the derivative from issuance to shareholder approval of approximately $11.0 million is included in other revenue on our statement of operations for the year ended December 31, 2008.

The Indenture governing the Convertible Debentures is filed as an exhibit to our March 31, 2008 Quarterly Report on Form 10-Q. The fair value of the convertible debentures was approximately $145.7 million at December 31, 2008, as determined using available pricing for these debentures or similar instruments.

8. Loss reserves and premium deficiency reserves

Loss reserves

As described in Note 2, we establish reserves to recognize the estimated liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. Loss reserves are established by our estimate of the number of loans in our inventory of delinquent loans that will not cure their delinquency and thus result in a claim, which is referred to as the claim rate, and further estimating the amount that we will pay in claims on the loans that do not cure, which is referred to as claim severity. Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could materially reduce our ability to mitigate potential losses through property acquisition and resale or expose us to greater losses on resale of properties obtained through the claim settlement process. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

Our estimates could also be positively affected by government efforts to assist current borrowers in refinancing to new loan instruments, assisting delinquent borrowers and lenders in modifying their mortgage notes into something more affordable, and forestalling foreclosures. In addition private company efforts may have a positive impact on our loss development. However, all of these efforts are in their early stages and therefore we are unsure of their magnitude or the benefit to us or our industry, and as a result are not factored into our current reserving.

Our estimates could also be positively affected by the extent of fraud that we uncover in the loans we have insured; higher rates of fraud should lead to higher rates of rescissions, although the relationship may not be linear. Rescissions and denials totaled $85 million in the fourth quarter of 2008 and $171 million for the year ending December 31, 2008. Rescissions and denials totaled only $7 million in the fourth quarter of 2007 and totaled only $28 million for the year ended December 31, 2007.

The following table provides a reconciliation of beginning and ending loss reserves for each of the past three years:

	2008	2007	2006
	(In thousands of dollars)		
Reserve at beginning of year	$2,642,479	$1,125,715	$1,124,454
Less reinsurance recoverable	35,244	13,417	14,787
Net reserve at beginning of year	2,607,235	1,112,298	1,109,667
Losses incurred:			
Losses and LAE incurred in respect of default notices received in:			
Current year	2,684,397	1,846,473	703,714
Prior years(1)	387,104	518,950	(90,079)
Subtotal	3,071,501	2,365,423	613,635
Losses paid:			
Losses and LAE paid in respect of default notices received in:			
Current year	68,397	51,535	27,114
Prior years	1,332,579	818,951	583,890
Reinsurance terminations(2)	(264,804)	—	—
Subtotal	1,136,172	870,486	611,004
Net reserve at end of year	4,542,564	2,607,235	1,112,298
Plus reinsurance recoverables	232,988	35,244	13,417
Reserve at end of year	$4,775,552	$2,642,479	$1,125,715

(1) A negative number for prior year losses incurred indicates a redundancy of prior year loss reserves, and a positive number for prior year losses incurred indicates a deficiency of prior year loss reserves.

(2) In a termination, the reinsurance agreement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. The transferred funds result in an increase in our investment portfolio (including cash and cash equivalents) and there is a corresponding decrease in reinsurance recoverable on loss reserves, which is offset by a decrease in net losses paid. (See note 9.)

The top portion of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents actual claim payments that were higher or lower than what we estimated at the end of the prior year, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This re-estimation is the result of our review of current trends in default inventory, such as percentages of defaults that have resulted in a claim, the amount of the claims, changes in the relative level of defaults by geography and changes in average loan exposure.

Current year losses incurred significantly increased in 2008 compared to 2007 primarily due to significant increases in the default inventory, offset by a smaller increase in estimated severity and a slight decrease in the estimated claim rate. The continued increase in estimated severity was primarily the result of the default inventory containing higher loan exposures with expected higher average claim payments as well as our inability to mitigate losses through the sale of properties due to home price declines. The increase was less substantial than the increase experienced during 2007. The slight decrease in estimated claim rate for the year was in part due to an increase in our mitigation efforts, including rescissions and denials for misrepresentation, ineligibility and policy exclusions. This decrease in estimated claim rate is based on recent historical experience and does not take into account any potential benefits of third party and governmental mitigation programs that are in their early stages for which we have no data on historical performance. Current year losses incurred significantly increased in 2007 compared to 2006 primarily due to significant increases in the default inventory and estimated severity and claim rate, when each are compared to the same period in 2006. The primary insurance notice inventory increased from 107,120 at December 31, 2007 to 182,188 at December 31, 2008. The primary insurance notice inventory was 78,628 at December 31, 2006. Pool insurance notice inventory increased from 25,224 at December 31, 2007 to 33,884 at December 31, 2008. The pool insurance notice inventory was 20,458 at December 31, 2006. The average primary claim paid for 2008 was $52,239, compared to $37,165 in 2007 and $28,228 in 2006.

The development of the reserves in 2008, 2007 and 2006 is reflected in the prior year line. The $387.1 million increase in losses incurred in 2008 related to prior years was primarily related to the significant increase in severity during the year, as compared to our estimates when originally establishing the reserves at December 31, 2007. The increase in losses incurred in 2008 related to prior years is also a result of more defaults remaining in inventory at December 31, 2008 from a year prior. These defaults have a higher estimated claim rate when compared to a year prior. The $518.9 million increase in losses incurred in 2007 related to prior years was due primarily to the significant increases in severity and the significant deterioration in cure rates experienced during the year, as compared to our estimates when originally establishing the reserves at December 31, 2006. The $90.1 million reduction in losses incurred related to prior years in 2006 was due primarily to more favorable loss trends experienced during that year, when compared to our estimates when originally establishing the reserves at December 31, 2005.

The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since historically it has taken, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years. Due to a combination of reasons that have slowed the rate at which claims are received and paid, including foreclosure moratoriums, servicing delays, court delays, loan modifications, our fraud investigations and our claim rescissions and denials for misrepresentation there is increased uncertainty regarding how long it may take for current and future defaults that do not cure to develop into a paid claim. The lower portion of the table also includes a decrease in losses paid related to terminated reinsurance agreements as noted in footnote (2) of the table above.

Information about the composition of the primary insurance default inventory at December 31, 2008 and 2007 appears in the table below.

	December 31,	
	2008	**2007**
Total loans delinquent	182,188	107,120
Percentage of loans delinquent (default rate)	12.37%	7.45%
Prime loans delinquent*	95,672	49,333
Percentage of prime loans delinquent (default rate)	7.90%	4.33%
A-minus loans delinquent*	31,907	22,863
Percent of A-minus loans delinquent (default rate)	30.19%	19.20%
Subprime credit loans delinquent*	13,300	12,915
Percentage of subprime credit loans delinquent (default rate)	43.30%	34.08%
Reduced documentation loans delinquent**	41,309	22,009
Percentage of reduced documentation loans delinquent (default rate)	32.88%	15.48%

* We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less than 575, all as reported to us at the time a commitment to insure is issued. Most A-minus and subprime credit

loans were written through the bulk channel. However, we classify all loans without complete documentation as "reduced documentation" loans regardless of FICO score rather than as a prime, "A-minus" or "subprime" loan.

** In accordance with industry practice, loans approved by GSE and other automated underwriting (AU) systems under "doc waiver" programs that do not require verification of borrower income are classified by MGIC as "full documentation." Based in part on information provided by the GSEs, we estimate full documentation loans of this type were approximately 4% of 2007 NIW. Information for other periods is not available. We understand these AU systems grant such doc waivers for loans they judge to have higher credit quality. We also understand that the GSEs terminated their "doc waiver" programs, with respect to new commitments, in the second half of 2008.

Premium deficiency reserves

Historically all of our insurance risks were included in a single grouping and the calculations to determine if a premium deficiency existed were performed on our entire in force book. As of September 30, 2007, based on these calculations there was no premium deficiency on our total in force book. During the fourth quarter of 2007, we experienced significant increases in our default inventory, and severities and claim rates on loans in default. We further examined the performance of our in force book and determined that the performance of loans included in Wall Street bulk transactions was significantly worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As a result we began separately measuring the performance of Wall Street bulk transactions and decided to stop writing this business. Consequently, as of December 31, 2007, we performed separate premium deficiency calculations on the Wall Street bulk transactions and on the remainder of our in force book to determine if premium deficiencies existed. As a result of those calculations, we recorded premium deficiency reserves of $1,211 million in the fourth quarter of 2007 to reflect the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on the Wall Street bulk transactions. The discount rate used in the calculation of the premium deficiency reserve, 4.70%, was based upon our pre-tax investment yield at December 31, 2007. As of December 31, 2007 there was no premium deficiency related to the remainder of our in force business.

During 2008 the premium deficiency reserve on Wall Street bulk transactions declined by $757 million from $1,211 million, as of December 31, 2007, to $454 million as of December 31, 2008. The $454 million premium deficiency reserve as of December 31, 2008 reflects the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2008 was 4.0%.

The components of the premium deficiency reserve at December 31, 2008 and 2007 appears in the table below.

	December 31,	
	2008	2007
	($ millions)	
Present value of expected future premium	$ 712	$ 901
Present value of expected future paid losses and expenses	(3,063)	(3,561)
Net present value of future cash flows	(2,351)	(2,660)
Established loss reserves	1,897	1,449
Net deficiency	$ (454)	$(1,211)

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results. The decrease in the premium deficiency reserve for the year ended December 31, 2008 was $757 million, as shown in the chart below, which represents the net result of actual premiums, losses and expenses offset by $134 million change in assumptions primarily related to higher estimated ultimate losses.

		($ in millions)
Premium Deficiency Reserve at December 31, 2007		$(1,211)
Paid claims and LAE	770	
Increase in loss reserves	448	
Premium earned	(234)	
Effects of present valuing on future premiums, losses and expenses	(93)	
Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized		891
Change in premium deficiency reserve to reflect change in assumptions relating to premiums, losses, expenses and discount rate(1)		(134)
Premium Deficiency Reserve at December 31, 2008		$ (454)

(1) A negative number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a deficiency of prior premium deficiency reserves.

At the end of 2008 we performed a premium deficiency analysis on the portion of our book of business not covered by the premium deficiency described above. That analysis concluded that, as of December 31, 2008, there was no premium deficiency on such portion of our book of business. For the reasons discussed below, our analysis of any potential deficiency reserve is subject to inherent uncertainty and requires significant judgment by management. To the extent, in a future period, expected losses are higher or expected premiums are lower than the assumptions we used in our analysis, we could be required to record a premium deficiency reserve on this portion of our book of business in such period.

The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Assumptions used in calculating the deficiency reserves can also be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimates will affect future period earnings and could be material.

9. Reinsurance

We cede a portion of our business to reinsurers and record assets for reinsurance recoverable on loss reserves and prepaid reinsurance premiums. We cede primary business to reinsurance subsidiaries of certain mortgage lenders ("captives"). The majority of ceded premiums relates to these agreements. Historically, most of these reinsurance arrangements are aggregate excess of loss reinsurance agreements, and the remainder have been quota share agreements. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss (typically 4% or 5%), the captives are responsible for the second aggregate layer of loss (typically 5% or 10%) and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically range from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captives' portion of both premiums and losses typically ranging from 25% to 50%. Beginning June 1, 2008 our captive arrangements, both aggregate excess of loss and quota share, are limited to a 25% cede rate.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited into the applicable trust account to support the captive's layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. In most cases, the captives are also allowed to withdraw funds from the trust account to pay verifiable federal income taxes and operational expenses. Conversely, if the account balance falls below certain thresholds, the individual captive may be required to contribute funds to the trust account. However, in most cases, our sole remedy if a captive does not contribute such funds is to put the captive into run-off (in a run-off, no new loans are reinsured by the captive but loans previously reinsured continue to be covered, with premium and losses continuing to be ceded on those loans). In the event that the captives' incurred but unpaid losses exceed the funds in the trust account, and the captive does not deposit adequate funds, we may also be allowed to terminate the captive agreement, assume the captives' obligations, transfer the assets in the trust accounts to us, and retain all future premium payments. We intend to exercise this additional remedy when it is available to us. The total fair value of the trust fund assets under these agreements at December 31, 2008 approximated $582 million. During 2008, $265 million of trust fund assets were transferred to us as a result of captive terminations. There were no material captive terminations in 2007. The transferred funds resulted in an increase in our investment portfolio (including cash and cash equivalents) and there was a corresponding decrease in our reinsurance recoverable on loss reserves, which is offset by a decrease in our net losses paid.

Effective January 1, 2009 we are no longer ceding new business under excess of loss reinsurance treaties with lender captive reinsurers. Loans reinsured through December 31, 2008 will run off pursuant to the terms of the particular captive arrangement. New business will continue to be ceded under quota share reinsurance arrangements. During 2008, many of our captive arrangements have either been terminated or placed into run-off.

Since 2005, we have entered into three separate aggregate excess of loss reinsurance agreements under which we ceded approximately $130 million of risk in force in the aggregate to three special purpose reinsurance companies. In 2008, we terminated one of these excess of loss reinsurance agreements. The remaining amount of ceded risk in force at December 31, 2008 was approximately $50.6 million. Additionally, certain pool polices written by us have been reinsured with one domestic reinsurer. We receive a ceding commission under certain reinsurance agreements.

Generally, reinsurance recoverables on primary loss reserves and prepaid reinsurance premiums are supported by trust funds or letters of credit. As such we have not established an allowance against these recoverables.

The effect of these agreements on premiums earned and losses incurred is as follows:

	2008	2007	2006
	(In thousands of dollars)		
Premiums earned:			
Direct	$1,601,610	$1,430,964	$1,327,270
Assumed	3,588	3,220	2,049
Ceded	(212,018)	(171,794)	(141,910)
Net premiums earned	$1,393,180	$1,262,390	$1,187,409
Losses incurred:			
Direct	$3,553,029	$2,399,233	$ 621,298
Assumed	1,456	517	203
Ceded	(482,984)	(34,327)	(7,866)
Net losses incurred	$3,071,501	$2,365,423	$ 613,635

In June 2008 we entered into a reinsurance agreement with an affiliate of HCC Insurance Holdings, Inc. ("HCC"). The reinsurance agreement is effective on the risk associated with up to $50 billion of qualifying new insurance written each calendar year. The term of the reinsurance agreement began April 1, 2008 and ends on December 31, 2010, subject to two one-year extensions that may be exercised by HCC.

The reinsurance agreement is expected to provide additional claims-paying resources when loss ratios exceed 100% for new insurance written beginning April 1, 2008.

The agreement is accounted for under deposit accounting rather than reinsurance accounting, because under the guidance of SFAS 113 "Accounting for Reinsurance Contracts", we concluded that the reinsurance agreement does not result in the reasonable possibility that the reinsurer will suffer a significant loss.

When our financial strength rating as determined by two rating agencies is in the "A" category or higher the agreement provides for a 20% quota share agreement, but allows us to retain 80% of the ceded premium ("profit commission"). The profit commission is used to cover losses that otherwise would be ceded to the reinsurer until the profit commission is exhausted. The premium ceded to the reinsurer and the brokerage commission paid to an affiliate of the reinsurer, net of a profit commission retained by us, is recorded as reinsurance fee expense on our statement of operations. In loss environments where loss ratios are less than 80% for the insurance covered by this agreement, we expect the net expense will be approximately 5% of net premiums earned on business covered by the agreement. Under the terms of the agreement, if our financial strength rating as determined by two rating agencies falls below the "A" category, we are no longer entitled to the profit commission and our net expense will increase to reflect we no longer receive this profit commission, but will be partially offset by an increase of reinsured losses. In February 2009, Moody's Investors Service reduced MGIC's financial strength rating to Ba2 with a developing outlook. The financial strength of MGIC is rated A-, with a negative outlook, by both Standard and Poor's Rating Services and Fitch Ratings. The reinsurance fee for the year ended December 31, 2008 was approximately $1.8 million.

10. Investments in joint ventures

C-BASS

C-BASS, a limited liability company, is an unconsolidated, less than 50%-owned investment of ours that is not controlled by us. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. In 2007, C-BASS ceased its operations and is managing its portfolio pursuant to a consensual, non-bankruptcy restructuring, under which its assets are to be paid out over time to its secured and unsecured creditors. As discussed below, in the third quarter of 2007, we concluded that our total equity interest in C-BASS was impaired. In addition, during the fourth quarter of

2007 due to additional losses incurred by C-BASS, we reduced the carrying value of our $50 million note from C-BASS to zero under equity method accounting. At December 31, 2008 our current book value of C-BASS, including our note receivable from C-BASS, remains at zero.

Beginning in February 2007 and continuing through approximately the end of March 2007, the subprime mortgage market experienced significant turmoil. After a period of relative stability that persisted during April, May and through approximately late June, market dislocations recurred and then accelerated to unprecedented levels beginning in approximately mid-July 2007. As a result of margin calls from lenders that C-BASS was not able to meet, C-BASS's purchases of mortgages and mortgage securities and its securitization activities ceased.

On July 30, 2007, we announced that we had concluded that the value of our investment in C-BASS had been materially impaired and that the amount of the impairment could be our entire investment. In connection with the determination of our results of operations for the quarter ended September 30, 2007, we wrote down our entire equity investment in C-BASS through an impairment charge of $466 million. This impairment charge is reflected in our results of operations for year ended December 31, 2007.

We measured the value of our investment based upon the potential market for the equity interest in C-BASS and expected future cash flows of C-BASS, including a consensual, non-bankruptcy restructuring, which, subsequently occurred on November 16, 2007 through an override agreement with C-BASS's creditors. The override agreement provides that C-BASS's assets are to be paid out over time to its secured and unsecured creditors. The information used in our valuation was provided by C-BASS. We believe there is a high degree of uncertainty surrounding the amounts and timing of C-BASS's cash flows and our analysis of them involved significant management judgment based upon currently available facts and circumstances, which are subject to change. The market analysis as well as our analysis of the cash flow projections reflected little or no value for our equity interest in C-BASS. Based on these analyses our entire equity interest in C-BASS was written down through an impairment charge under the guidance of APB 18 — Equity Method of Accounting.

In mid-July 2007 we lent C-BASS $50 million under an unsecured credit facility. At September 30, 2007 this note was carried at face value on our consolidated balance sheet. During the fourth quarter of 2007 C-BASS incurred additional losses that caused us to reduce the carrying value of the note to zero under equity method accounting. A third party has an option that expires in December 2014 to purchase 22.5% of C-BASS' equity from us for an exercise price of $2.5 million.

A summary C-BASS balance sheet and income statements at the date and for the periods indicated appear below.

C-BASS Summary Balance Sheet:

	December 31, 2007
	(In millions of dollars)
Total assets	$5,833
Debt	$2,468
Total liabilities	$6,761
Owners' deficit	$ (928)

C-BASS Summary Income Statement:

	Year Ended December 31, 2007	Year Ended December 31, 2006
	(In millions of dollars)	
Total net revenue	$(1,647.8)	$572.9
Total expense	259.3	282.4
Net (loss) income	$(1,907.1)	$290.5
Company's (loss) income from C-BASS	$ (499.6)	$133.7

Sherman

During the period in which we held an equity interest in Sherman, Sherman was principally engaged in the business of purchasing and collecting for its own account delinquent consumer assets which are primarily unsecured, and in originating and servicing subprime credit card receivables. The borrowings used to finance these activities are included in Sherman's balance sheet. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios.

In August 2008 we sold our entire interest in Sherman to Sherman. Our interest sold represented approximately 24.25% of Sherman's equity. The sale price paid was $124.5 million in cash and by delivery of Sherman's unsecured promissory note in the principal amount of $85 million (the "Note"). The scheduled maturity of the Note is February 13, 2011 and it bears interest, payable monthly, at the annual rate equal to three-month LIBOR plus 500 basis points. The Note is issued under a Credit Agreement, dated August 13, 2008, between Sherman and MGIC.

At the time of sale the note had a fair value of $69.5 million (18.25% discount to par). The fair value was determined by comparing the terms of the Note to the discounts and yields on comparable bonds. The fair value was also discounted for illiquidity and lack of ratings. The discount will be amortized to interest income over the life of the Note. The gain recognized on the sale was $62.8 million, and is included in realized investment gains (losses) on the statement of operations for the year ended December 31, 2008.

As a result of the sale we are entitled to an additional cash payment if by approximately early March 2009 Sherman or certain of its management affiliates enter into a definitive agreement covering a transaction involving the sale or purchase of interests in Sherman in which the fair value of the consideration reflects a value of Sherman over $1 billion plus an additional amount. The additional amount was $33 million if a definitive agreement had been entered into by early September 2008 and increases by $11 million for each monthly period that elapses after early September 2008 until a monthly period beginning in early February 2009, when the additional amount is $100 million. A qualifying purchase or sale transaction must close for us to be entitled to an additional payment.

In connection with the sale we waived, effective at the time at which the Note is paid in full, our right to any contingent consideration for the sale of the interests in Sherman that we sold in September 2007 to an entity owned by the management of Sherman. Under that sale, we are entitled to an additional cash payment if the purchaser's after-tax rate of return on the interests purchased exceeds a threshold that equates to an annual return of 16%.

For additional information regarding the sale of our interest please refer to our Current Report on Form 8-K filed on August 14, 2008. Our investment in Sherman on an equity basis at December 31, 2008 and 2007 was zero and $115.3 million, respectively.

Sherman Summary Balance Sheet:

	December 31, 2007
	(In million of dollars)
Total assets	$2,242
Debt	$1,611
Total liabilities	$1,821
Members' equity	$ 421

Sherman Summary Income Statement:

	Year Ended December 31,		
	2008*	2007	2006
	(In millions of dollars)		
Revenues from receivable portfolios	$ 660.3	$ 994.3	$1,031.6
Portfolio amortization	264.8	488.1	373.0
Revenues, net of amortization	395.5	506.2	658.6
Credit card interest income and fees	475.6	692.9	357.3
Other revenue	35.3	60.8	35.6
Total revenues	906.4	1,259.9	1,051.5
Total expenses	740.1	991.5	702.0
Income before tax	$ 166.3	$ 268.4	$ 349.5
Company's income from Sherman	$ 35.6	$ 81.6	$ 121.9

* The year ended December 31, 2008 only reflects Sherman's results and our income from Sherman through July 31, 2008 as a result of the sale of our remaining interest in August 2008.

The "Company's income from Sherman" line item in the table above includes $3.6 million, $15.6 million and $12.0 million of additional amortization expense in 2008, 2007 and 2006, respectively, above Sherman's actual amortization expense, related to additional interests in Sherman that we purchased during the third quarter of 2006 at a price in excess of book value.

In September 2007, we sold a portion of our interest in Sherman to an entity owned by Sherman's senior management. The interest sold by us represented approximately 16% of Sherman's equity. We received a cash payment of $240.8 million in the sale. We recorded a $162.9 million pre-tax gain on this sale, which is reflected in our results of operations for the year ended December 31, 2007 as a realized gain.

11. Benefit plans

We have a non-contributory defined benefit pension plan covering substantially all domestic employees, as well as a supplemental executive retirement plan. We also offer both medical and dental benefits for retired domestic employees and their spouses under a postretirement benefit plan. In October 2008 we amended our postretirement benefit plan. The amendment, which is effective January 1, 2009, terminates the benefits provided to retirees once they reach the age of 65. This amendment reduces our accumulated postretirement benefit obligation as of December 31, 2008 as shown in the charts below. The amendment will also reduce our net periodic benefit cost in future periods beginning with calendar year 2009. The following tables provide the components of aggregate annual net periodic benefit cost, the amounts recognized in the consolidated balance sheet, changes in the benefit obligation and the funded status of the pension, supplemental executive retirement and other postretirement benefit plans:

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
	(In thousands of dollars)			
Components of Net Periodic Benefit Cost for fiscal year ending				
1. Company Service Cost	$ 8,677	$ 10,047	$ 3,886	$ 3,377
2. Interest Cost	13,950	12,225	4,966	3,874
3. Expected Return on Assets	(19,348)	(17,625)	(3,766)	(3,269)
4. Other Adjustments	—	—	—	—
Subtotal	3,279	4,647	5,086	3,982
5. Amortization of :				
a. Net Transition Obligation/(Asset)	—	—	283	283
b. Net Prior Service Cost/(Credit)	684	564	—	—
c. Net Losses/(Gains)	510	552	—	—
Total Amortization	1,194	1,116	283	283
6. Net Periodic Benefit Cost	4,473	5,763	5,369	4,265
7. Cost of SFAS 88 Events	—	—	—	—
8. Total Expense for Year	$ 4,473	$ 5,763	$ 5,369	$ 4,265
Reconciliation of Net Balance Sheet (Liability)/Asset				
1. Net Balance Sheet (Liability)/Asset at End of Prior Year	51,106	31,918	(23,143)	(31,218)
2. Amount Recognized in AOCI at End of Prior Year	2,247	16,667	2,737	10,696
3. (Accrued)/Prepaid Benefit Cost (before Adjustment) at End of Prior Year	53,353	48,585	(20,406)	(20,522)
4. Net Periodic Benefit (Cost)/Income for Fiscal Year	(4,473)	(5,762)	(5,369)	(4,267)
5. (Cost)/Income of SFAS 88 Events	—	—	—	—
6. Employer Contributions	33,000	10,300	—	3,400
7. Benefits Paid Directly by Company	230	230	(43)	983
8. Other Adjustment	—	—	—	—
9. (Accrued)/Prepaid Benefit Cost (before Adjustment) at End of Year	82,110	53,353	(25,818)	(20,406)
10. Amount Recognized in AOCI at End of Year	(104,420)	(2,247)	30,726	(2,737)
11. Net Balance Sheet (Liability)/Asset at End of Year	(22,310)	51,106	4,908	(23,143)

Development of Funded Status

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
	(In thousands of dollars)			
Actuarial Value of Benefit Obligations				
1. Measurement Date	12/31/2008	12/31/2007	12/31/2008	12/31/2007
2. Accumulated Benefit Obligation	202,475	177,285	25,282	73,358
3. Projected Benefit Obligation	229,039	207,431	—	—
Funded Status				
1. Projected Accumulated Benefit Obligation	(229,039)	(207,431)	(25,282)	(73,358)
2. Plan Assets at Fair Value	206,729	258,536	30,190	50,215
3. Funded Status — Overfunded	N/A	51,105	4,908	N/A
4. Funded Status — Underfunded	(22,310)	N/A	N/A	(23,143)
Accumulated Other Comprehensive Income				
1. Net Actuarial (Gain)/Loss	$ 101,646	$ (1,210)	$ 27,319	$ 1,320
2. Net Prior Service Cost/(Credit)	2,774	3,457	(58,045)	—
3. Net Transition Obligation/(Asset)	—	—	—	1,417
4. Total at Year End	104,420	2,247	(30,726)	2,737
Information for Plans with PBO / APBO in Excess of Plan Assets				
1. Projected Benefit Obligation/ Accumulated Postretirement Benefit Obligation	$ 229,039	$ 13,375	$ —	$ —
2. Accumulated Benefit Obligation/Accumulated Postretirement Benefit Obligation	202,475	5,675	—	73,358
3. Fair Value of Plan Assets	206,729	—	—	50,215
Information for Plans with PBO / APBO Less Than Plan Assets				
1. Projected Benefit Obligation/ Accumulated Postretirement Benefit Obligation	$ —	$ 194,056	$ —	$ —
2. Accumulated Benefit Obligation / Accumulated Postretirement Benefit Obligation	—	171,610	25,282	—
3. Fair Value of Plan Assets	—	258,536	30,190	—

The changes in the projected benefit obligation are as follows:

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
	(In thousands of dollars)			
Change in Projected Benefit Obligation				
1. Benefit Obligation at Beginning of Year	$207,431	$202,950	$ 73,357	$74,807
2. Company Service Cost	8,677	10,047	3,886	3,377
3. Interest Cost	13,950	12,225	4,966	3,875
4. Plan Participants' Contributions	—	—	539	495
5. Net Actuarial (Gain)/Loss due to Assumption Changes	(7,725)	(14,922)	3,523	(4,644)
6. Net Actuarial (Gain)/Loss due to Plan Experience	11,317	2,816	(49)	(3,074)
7. Benefit Payments from Fund	(4,381)	(5,455)	(1,265)	—
8. Benefit Payments Directly by Company	(230)	(230)	(496)	(1,479)
9. Plan Amendments	—	—	(59,179)	—
10. Benefit Obligation at End of Year	$229,039	$207,431	$ 25,282	$73,357

The changes in the fair value of the net assets available for plan benefits are as follows:

Change in Plan Assets

	12/31/2008	12/31/2007	12/31/2008	12/31/2007
	(In thousands of dollars)			
1. Fair Value of Plan Assets at Beginning of Year	$258,536	$234,868	$ 50,215	$43,590
2. Company Contributions	33,230	10,530	—	4,383
3. Plan Participants' Contributions	—	—	539	495
4. Benefit Payments from Fund	(4,381)	(5,455)	(1,265)	—
5. Benefit Payments paid directly by Company	(230)	(230)	(496)	(1,479)
6. Actual Return on Assets	(80,426)	18,823	(18,760)	3,226
7. Adjustment	—	—	(43)	
8. Fair Value of Plan Assets at End of Year	206,729	258,536	30,190	50,215

Change in Net Actuarial Loss/(Gain)

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
	(In thousands of dollars)			
1. Net Actuarial Loss/(Gain) at end of prior year	$ (1,211)	$ 12,645	$ 1,320	$ 8,995
2. Amortization Credit/(Cost) For Year	(510)	(552)	—	—
3. Liability Loss/(Gain)	3,593	(12,106)	3,473	(7,718)
4. Asset Loss/(Gain)	99,774	(1,198)	22,526	43
5. Net Actuarial Loss/(Gain) at year end	$101,646	$ (1,211)	$ 27,319	$ 1,320
Change in Accumulated Other Comprehensive Income (AOCI)				
1. AOCI in Prior Year	$ 2,247	$ 16,667	$ 2,737	$10,696
2. Increase/(Decrease) in AOCI				
a. Recognized during year — Net Recognized Transition Transition (Obligation)/Asset	—	—	(283)	(283)
b. Recognized during year — Prior Service (Cost)/Credit	(683)	(564)	—	—
c. Recognized during year — Net Actuarial (Losses)/Gains	(510)	(552)	—	—
d. Occurring during year — Prior Service Cost	—	—	(59,179)	—
e. Occurring during year — Net Actuarial Losses/(Gains)	103,366	(13,304)	25,999	(7,676)
f. Increase (decrease) due to adoption of SFAS 158	N/A	N/A	N/A	N/A
g. Other adjustments	—	—	—	—
3. AOCI in Current Year	$104,420	$ 2,247	$(30,726)	$ 2,737
Amortizations Expected to be Recognized During Next Fiscal Year				
1. Amortization of Net Transition Obligation/(Asset)	$ —	$ —	$ —	$ 283
2. Amortization of Prior Service Cost/(Credit)	632	684	(6,509)	—
3. Amortization of Net Losses/(Gains)	6,876	456	1,888	—

The projected benefit obligations, net periodic benefit costs and accumulated postretirement benefit obligation for the plans were determined using the following weighted average assumptions.

Actuarial Assumptions

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
Weighted-Average Assumptions Used to Determine Benefit Obligations at year end				
1. Discount Rate	6.50%	6.50%	6.50%	6.50%
2. Rate of Compensation Increase	3.00%	4.50%	N/A	N/A
3. Social Security Increase	N/A	N/A	N/A	N/A
4. Pension Increases for Participants In-Payment Status	N/A	N/A	N/A	N/A
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Year				
1. Discount Rate	6.50%	6.00%	6.50%	6.00%
2. Expected Long-term Return on Plan Assets	7.50%	7.50%	7.50%	7.50%
3. Rate of Compensation Increase	4.50%	4.50%	N/A	N/A
4. Social Security Increase	N/A	N/A	N/A	N/A
5. Pension Increases for Participants In-Payment Status	N/A	N/A	N/A	N/A
Assumed Health Care Cost Trend Rates at year end				
1. Health Care Cost Trend Rate Assumed for Next Year	N/A	N/A	8.00%	8.50%
2. Rate to Which the Cost Trend Rate is Assumed to Decline (Ultimate Trend Rate)	N/A	N/A	5.00%	5.00%
3. Year That the Rate Reaches the Ultimate Trend Rate	N/A	N/A	2015	2015

In selecting a discount rate, we performed a hypothetical cash flow bond matching exercise, matching our expected pension plan and postretirement medical plan cash flows, respectively, against a selected portfolio of high quality corporate bonds. The modeling was performed using a bond portfolio of noncallable bonds with at least $25 million outstanding. The average yield of these hypothetical bond portfolios was used as the benchmark for determining the discount rate. In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years.

The weighted-average asset allocations of the plans are as follows:

	Pension Plan		Other Postretirement Benefits	
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
Plan Assets				
Allocation of Assets at year end				
1. Equity Securities	70%	77%	100%	100%
2. Debt Securities	19%	20%	0%	0%
3. Real Estate	2%	3%	0%	0%
4. Other	9%	0%	0%	0%
5. Total	100%	100%	100%	100%
Target Allocation of Assets				
1. Equity Securities	77%	80%	100%	100%
2. Debt Securities	20%	17%	0%	0%
3. Real Estate	3%	3%	0%	0%
4. Other	0%	0%	0%	0%
5. Total	100%	100%	100%	100%

Our pension plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in the Consumer Price Index
- Achieve competitive investment results
- Provide consistent investment returns
- Meet or exceed the actuarial return assumption

The primary focus in developing asset allocation ranges for the portfolio is the assessment of the portfolio's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities was, as of December 31, 2008:

	Minimum	Maximum
Fixed Income	0%	30%
Equity	70%	100%
Cash equivalents	0%	10%

Investment in international oriented funds is limited to a maximum of 20% of the equity range.

In 2009, we decided to substantially increase the allocation range for fixed income securities.

Our postretirement plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in CPI
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the account is the assessment of the account's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Fixed Income	0%	10%
Equity	90%	100%

Given the long term nature of this portfolio and the lack of any immediate need for cash flow, it is anticipated that the equity investments will consist of growth stocks and will typically be at the higher end of the allocation ranges above. Investment in international oriented funds is limited to a maximum of 18% of the portfolio.

The following tables show the actual and estimated future contributions and actual and estimated future benefit payments.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
	(In thousands of dollars)			
Company Contributions				
Company Contributions for the Year Ending:				
1. Current−1	$10,530	$10,036	$ 4,383	$ 4,379
2. Current	33,230	10,530	—	4,383
3. Current + 1	10,000	9,262	—	3,000
Benefits Paid Directly by the Company				
Benefits Paid Directly by the Company for the Year Ending:				
1. Current−1	$ 230	$ 36	$ 1,478	$ 1,440
2. Current	230	230	1,761	1,479
3. Current + 1	284	262	1,817	2,114
Plan Participants' Contributions				
Plan Participants' Contributions for the Year Ending:				
1. Current−1	$ —	$ —	$ 495	$ 361
2. Current	—	—	539	495
3. Current + 1	—	—	436	533
Benefit Payments (Total)				
Actual Benefit Payments for the Year Ending:				
1. Current−1	$ 5,685	$ 2,869	$ 983	$ 1,440
2. Current	4,611	5,685	1,222	1,479
Expected Benefit Payments for the Year Ending:				
3. Current + 1	6,169	4,761	1,380	1,581
4. Current + 2	7,256	5,530	1,608	1,851
5. Current + 3	8,444	6,603	1,920	2,167
6. Current + 4	9,655	7,567	2,140	2,548
7. Current + 5	10,895	8,892	2,224	2,890
8. Current + 6−10	75,028	66,628	14,354	20,177

The following other postretirement benefit payments, which reflect future service, are expected to be paid in the following fiscal years:

	Other Postretirement Benefits		
	Gross Benefits	Medicare Part D Subsidy	Net Benefits
	(In thousands of dollars)		
Fiscal Year			
2009	$ 1,380	—	$ 1,380
2010	1,608	—	1,608
2011	1,920	—	1,920
2012	2,140	—	2,140
2013	2,224	—	2,224
Years 2014 - 2018	14,354	—	14,354

Health care sensitivities

For measurement purposes, an 8.5% health care trend rate was used for pre-65 benefits for 2008. In 2009, the rate is assumed to be 8.0%, decreasing to 5.0% by 2015 and remaining at this level beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(In thousands of dollars)	
Effect on total service and interest cost components	$1,920	$(1,500)
Effect on postretirement benefit obligation	2,608	(2,295)

We have a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, we may make a profit sharing contribution of up to 5% of each participant's eligible compensation. We provide a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. We recognized profit sharing expense and 401(k) savings plan expense of $4.5 million, $2.7 million and $5.6 million in 2008, 2007 and 2006, respectively.

12. Income taxes

Net deferred tax assets and liabilities as of December 31, 2008 and 2007 are as follows:

	2008	2007
	(In thousands of dollars)	
Deferred tax assets	$396,024	$681,858
Deferred tax liabilities	(88,808)	(56,008)
Net deferred tax asset	$307,216	$625,850

We have deducted contingency reserves on our federal income tax returns in prior periods and purchased tax and loss bonds, which we account for as a payment of federal income tax. These reserves can be released into taxable income in future years. Since the tax effect on these reserves exceeds the gross deferred tax assets less deferred tax liabilities, we believe that all gross deferred tax assets at December 31, 2008 are fully realizable and no valuation reserve was established. In 2009, the remainder of these reserves will be released and will no longer be available to support any net deferred tax assets. This would likely have a material impact on our results from operations in future periods, as any credit for income taxes, relating to future operating losses, will be reduced or eliminated by the valuation allowance.

The components of the net deferred tax asset as of December 31, 2008 and 2007 are as follows:

	2008	2007
	(In thousands of dollars)	
Unearned premium reserves	$ 32,769	$ 25,951
Deferred policy acquisition costs	(3,763)	(3,775)
Loss reserves	69,875	54,399
Unrealized depreciation (appreciation) in investments	27,521	(35,547)
Alternative minimum tax credit carryforward	27,719	—
Mortgage investments	17,765	31,391
Benefit plans	8,606	(6,794)
Deferred compensation	18,605	21,858
Investments in joint ventures	(74,560)	114,522
Premium deficiency reserves	159,018	423,794
Loss due to "other than temporary" impairments	16,669	—
Other, net	6,992	51
Net deferred tax asset	$307,216	$625,850

The following summarizes the components of the (credit) provision for income tax:

	2008	2007	2006
	(In thousands of dollars)		
Current	$(654,245)	$(369,507)	$133,998
Deferred	254,409	(465,580)	(6,784)
Other	5,507	1,110	2,883
(Credit) provision for income tax	$(394,329)	$(833,977)	$130,097

We (received) paid ($938.1) million, ($176.3) million and $227.3 million in federal income tax in 2008, 2007 and 2006, respectively. At December 31, 2008, 2007 and 2006, we owned $431.5 million, $1,319.6 million and $1,686.5 million, respectively, of tax and loss bonds.

The reconciliation of the federal statutory income tax (credit) rate to the effective income tax (credit) rate is as follows:

	2008	2007	2006
Federal statutory income tax (credit) rate	(35.0)%	(35.0)%	35.0%
Tax exempt municipal bond interest	(7.5)	(2.6)	(10.7)
Other, net	0.4	0.3	0.5
Effective income tax (credit) rate	(42.1)%	(37.3)%	24.8%

On June 1, 2007, as a result of an examination by the Internal Revenue Service ("IRS") for taxable years 2000 through 2004, we received a Revenue Agent Report ("RAR"). The adjustments reported on the RAR substantially increase taxable income for those tax years and resulted in the issuance of an assessment for unpaid taxes totaling $189.5 million in taxes and accuracy-related penalties, plus applicable interest. We have agreed with the IRS on certain issues and paid $10.5 million in additional taxes and interest. The remaining open issue relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICS"). The IRS has indicated that it does not believe that, for various reasons, we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process may take some time and a final resolution may not be reached until a date many months or years into the future. On July 2, 2007, we made a payment of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. Although the resolution of this issue is uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolution of this matter differs materially from our estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

In February 2009, the Internal Revenue Service informed us that it plans to conduct an examination of our federal income tax returns for 2005 through 2007. We believe that income taxes related to these years have been properly provided for in the financial statements.

Effective January 1, 2007, we adopted FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." The Interpretation seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. The interpretation applies to all tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." When evaluating a tax position for recognition and measurement, an entity shall presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The interpretation adopts a benefit recognition model with a two-step approach, a more-likely-than-not threshold for recognition and derecognition, and a measurement attribute that is the greatest amount of benefit that is cumulatively greater than 50% likely of being realized. As a result of the adoption, we recognized a decrease of $85.5 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits
	(In millions of dollars)
Balance at December 31, 2007	$86.1
Additions based on tax positions related to the current year	0.7
Additions for tax positions of prior years	1.1
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2008	$87.9

The total amount of unrecognized tax benefits that would affect our effective tax rate is $76.0 million and $74.8 million as of December 31, 2008 and 2007, respectively. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. During 2008, we recognized $1.1 million in interest. As of December 31, 2008 and 2007 we had $21.4 million and $20.3 million of accrued interest related to uncertain tax positions, respectively. The statute of limitations related to the consolidated federal income tax return is closed for all tax years prior to 2000.

The establishment of this liability requires estimates of potential outcomes of various issues and requires significant judgment. Although the resolutions of these issues are uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolutions of these matters differ materially from our estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

13. Shareholders' equity, dividend restrictions and statutory capital

In March 2008 we completed the public offering and sale of 42.9 million shares of our common stock at a price of $11.25 per share. We received net proceeds of approximately $460 million, after deducting underwriting discount and offering expenses. Of the 42.9 million shares of common stock sold, 7.1 million were newly issued shares and 35.8 million were common shares issued out of treasury. The cost of the treasury shares issued exceeded the proceeds from the sale by approximately $1.6 billion, which resulted in a deficiency. The deficiency was charged to paid-in capital related to previous treasury share transactions, and the remainder was charged to retained earnings.

A portion of the net proceeds of the offering along with the net proceeds of the debentures (See Note 7.) was used to increase the capital of MGIC, our principal insurance subsidiary, in order to enable us to expand the volume of our new insurance written and a portion is available for our general corporate purposes.

In June 2008 our shareholders approved an amendment to our Articles of Incorporation that increased the number of authorized shares of common stock from 300 million to 460 million. We have 28.9 million authorized shares reserved for conversion under our convertible debentures. (See Note 7.)

Dividends

Our insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years.

The credit facility, senior notes and convertible debentures, discussed in Notes 6 and 7, are obligations of MGIC Investment Corporation and not of its subsidiaries. We are a holding company and the payment of dividends from our insurance subsidiaries, which historically has been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. During 2008, MGIC paid three quarterly dividends of $15 million each to our holding company, which increased the cash resources of our holding company. As has been the case for the past several years, as a result of extraordinary dividends paid, MGIC cannot currently pay any dividends without regulatory approval. We do not anticipate seeking approval in 2009 for any additional dividends from MGIC that would increase our cash resources at the holding company. Our other insurance subsidiaries can pay $3.6 million of dividends to us without such regulatory approval.

Certain of our non-insurance subsidiaries also have requirements as to maintenance of net worth.

In 2008, 2007 and 2006, we paid dividends of $8.2 million, $63.8 million and $85.5 million, respectively, or $0.075 per share in 2008, $0.775 per share in 2007 and $1.00 per share in 2006. In the fourth quarter of 2008, we suspended the payment of dividends.

Accounting Principles

The accounting principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. With regulatory approval a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed

35% of net premiums earned in a calendar year. Changes in contingency loss reserves impact the statutory statement of operations. Contingency loss reserves are not reflected as liabilities under GAAP and changes in contingency loss reserves do not impact GAAP operations. A premium deficiency reserve that may be recorded on a GAAP basis when present value of expected future losses and expenses exceeds the present value of expected future premiums and already established loss reserves, may not be recorded on a statutory basis if the present value of expected future premiums and already established loss reserves and statutory contingency reserves, exceeds the present value of expected future losses and expenses.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, changes in deferred tax assets and liabilities are recognized as a separate component of gains and losses in statutory surplus. Under GAAP, changes in deferred tax assets and liabilities are recorded on the statement of operations as a component of the (credit) provision for income tax.

Under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

Under statutory accounting practices, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

Under statutory accounting practices, our share of the net income or loss of our investments in joint ventures is credited directly to statutory surplus. Under GAAP, income from joint ventures is shown separately, net of tax, on the statement of operations.

The statutory net income, surplus and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies), as well as the surplus contributions made to MGIC and other insurance subsidiaries and dividends paid by MGIC to us, are as follows:

Year Ended December 31,	Net (loss) Income	Surplus	Contingency Reserve(1)
	(In thousands of dollars)		
2008	$(172,196)	$1,612,953	$2,087,265
2007	$ 467,928	$1,352,455	$3,465,428
2006	$ 398,059	$1,592,040	$4,851,083

(1) Decreases in contingency reserves in 2007 and 2008 reflect early withdrawals for incurred losses that exceeded 35% of net premiums earned in a calendar year, in accordance with insurance regulations.

Year Ended December 31,	Surplus Contributions Made to MGIC by the Parent Company	Surplus Contributions Made to Other Insurance Subsidiaries by the Parent Company	Dividends Paid by MGIC to the Parent Company
		(In thousands of dollars)	
2008	$550,000	$175,000	$170,000
2007	—	35,000	320,000
2006	—	—	570,001

Statutory capital

The mortgage insurance industry is experiencing material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices in California, Florida and other distressed markets, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. Our view of potential losses on these books has trended upward since the first quarter of 2008, including since the time at which we finalized our Quarterly Report on Form 10-Q for the third quarter of 2008.

The Office of the Commissioner of Insurance of Wisconsin is MGIC's principal insurance regulator. To assess a mortgage guaranty insurer's capital adequacy, Wisconsin's insurance regulations require that a mortgage guaranty insurance company maintain "policyholders position" of not less than a minimum computed under a formula. Policyholders position is the insurer's net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums, with credit given for authorized reinsurance. The minimum required by the formula ("MPP") depends on the insurance in force and whether the loans insured are primary insurance or pool insurance and further depends on the LTV ratio of the individual loans and their coverage percentage (and in the case of pool insurance, the amount of any deductible). If a mortgage guaranty insurer does not meet MPP it cannot write new business until its policyholders position meets the minimum.

Some states that regulate us have provisions that limit the risk-to-capital ratio of a mortgage guaranty insurance company to 25:1. This ratio is computed on a statutory basis for our combined insurance operations and is our net risk in force divided by our policyholders' position. Policyholders' position consists primarily of statutory policyholders' surplus, plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year. If an insurance company's risk-to-capital ratio exceeds the limit applicable in a state, it may be prohibited from writing new business in that state until its risk-to-capital ratio falls below the limit.

In February 2009, we received clarification from the OCI regarding the methodology used in calculating the excess of our policyholders position over the MPP. The clarification effectively reduces the required MPP by our reserves established for delinquent loans, beginning with our December 31, 2008 calculations. It is also our understanding that certain states have clarified their calculation of risk-to-capital to reduce risk in force for established loss reserves. We have used this methodology beginning with our December 31, 2008 calculations.

At December 31, 2008, MGIC exceeded MPP by more than $1.5 billion, and we exceeded MPP by $1.6 billion on a combined basis. At December 31, 2008 MGIC's risk-to-capital was 12.9:1 and was 14.7:1 on a combined basis.

In addition to the uncertainties that could result in increased losses, there are other items that could favorably impact our future losses. For example, our estimated loss reserves reflect loss mitigation from rescissions using only the rate at which we have rescinded claims during recent periods, as discussed in Note 8. In light of the number of claims investigations we are pursuing and our perception that books of insurance we wrote before 2008 contain a significant number of loans involving fraud, we expect our rescission rate during future periods to increase. The insured can dispute our right to rescind coverage, and whether the requirements to rescind are met ultimately would be determined by arbitration or judicial proceedings. Also, our estimated loss reserves do not take account of the effect of potential benefits that might be realized from third party and governmental loan modification programs.

Because the factors that will affect our future losses are subject to significant uncertainty, there is significant uncertainty regarding the level of our future losses. However, if recent loss trends continue MGIC's policyholders position would decline and its risk-to-capital would increase beyond the levels necessary to meet regulatory requirements. Depending on the level of future losses, this could occur before the end of 2009.

An inability to write new business does not mean that we do not have sufficient resources to pay claims. We believe we have more than adequate resources to pay claims on our insurance in force, even in scenarios in which losses materially exceed those that would result in not meeting MPP and risk-to-capital requirements. Our claims paying resources principally consist of our investment portfolio, captive reinsurance trust funds and future premiums on our insurance in force, net of premiums ceded to captive and other reinsurers.

We are considering options to obtain capital to write new business, which could occur through the sale of equity or debt securities, from reinsurance and/or through the use of claims paying resources that should not be needed to cover obligations on our existing insurance in force. While we have not pursued raising capital from private sources, we initiated discussions with the US Treasury late in October 2008 to seek a capital investment and/or reinsurance under the Troubled Assets Relief Program ("TARP"). We understand there is intense competition for TARP and other government assistance. We cannot predict whether we will be successful in obtaining capital from any source but any sale of additional securities could dilute substantially the interest of existing shareholders and other forms of capital relief could also result in additional costs.

Our senior management believes that one of the capital generating options referred to above will be feasible or that the uncertainties described above will develop in a manner such that we will be able to continue to write new business through the end of 2009. We can, however, give no assurance in this regard, and higher losses, adverse changes in our relationship with the GSEs, or reduced benefits from loss mitigation, among other factors, could result in senior management's belief not being realized.

Share-based compensation plans

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under our plans generally vest over periods ranging from one to five years.

The compensation cost that has been charged against income for the share-based plans was $17.4 million, $19.3 million and $33.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. The related income tax benefit recognized for the share-based compensation plans was $6.1 million, $6.8 million and $11.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We have stock incentive plans that were adopted in 1991 and 2002. When the 2002 plan was adopted, no further awards could be made under the 1991 plan. The maximum number of shares covered by awards under the 2002 plan is the total of 7.1 million shares plus the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the 2002 plan. The maximum number of shares of restricted stock that can be awarded under the 2002 plan is 5.9 million shares. Both plans provide for the award of stock options with maximum terms of 10 years and for the grant of restricted stock or restricted stock units. The 2002 plan also provides for the grant of stock appreciation rights. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options, restricted stock and restricted stock units are determined at the time of grant. Newly issued shares are used for exercises under the 1991 plan and treasury shares are used for exercises under the 2002 plan. Directors may receive awards under the 2002 plan and were eligible for awards of restricted stock under the 1991 plan.

A summary of option activity in the stock incentive plans during 2008 is as follows:

	Weighted Average Exercise Price	Shares Subject to Option
Outstanding, December 31, 2007	$56.26	2,587,880
Granted	—	—
Exercised	—	—
Forfeited or expired	64.26	(73,730)
Outstanding, December 31, 2008	$56.03	2,514,150

There were no options granted in 2008, 2007 or 2006. For the years ended December 31, 2007 and 2006, the total intrinsic value of options exercised (i.e., the difference in the market price at exercise and the price paid by the employee to exercise the option) was $0.7 million and $13.1 million, respectively. The total amount of value received from exercise of options was $2.9 million and $24.5 million, and the related net tax benefit realized from the exercise of those stock options was $0.3 million and $4.6 million for the years ended December 31, 2007 and 2006, respectively. There were no options exercised in 2008.

The following is a summary of stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable		
Exercise Price Range	Shares	Remaining Average Life (years)	Weighted Average Exercise Price	Shares	Remaining Average Life (years)	Weighted Average Exercise Price
$35.75 — 47.31	1,062,100	1.9	$44.80	747,370	2.3	$44.55
$53.70 — 68.20	1,452,050	3.5	$64.24	1,341,400	3.4	$63.92
Total	2,514,150	2.8	$56.03	2,088,770	3.0	$56.99

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2008 was zero. The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price of $3.48 as of December 31, 2008 which would have been received by the option holders had all option holders exercised their options on that date. Because our closing stock price at December 31, 2008 was below all exercise prices, none of the outstanding options had any intrinsic value.

A summary of restricted stock or restricted stock units during 2008 is as follows:

	Weighted Average Grant Date Fair Market Value	Shares
Restricted stock outstanding at December 31, 2007	$62.74	1,415,970
Granted	15.38	1,258,315
Vested	63.40	(204,102)
Forfeited	51.69	(99,253)
Restricted stock outstanding at December 31, 2008	$37.89	2,370,930

At December 31, 2008, the 2.4 million shares of restricted stock outstanding consisted of 1.4 million shares that are subject to performance conditions ("performance shares") and 1.0 million shares that are subject only to service conditions ("time vested shares"). The weighted-average grant date fair value of restricted stock granted during 2007 and 2006 was $62.17 and $64.67, respectively. The fair value of restricted stock granted is the closing price of the common stock on the New York Stock Exchange on the date of grant.

At December 31, 2008, 3,004,229 shares were available for future grant under the 2002 stock incentive plan. Of the shares available for future grant, 2,905,609 are available for restricted stock awards. The total fair value of restricted stock vested during 2008, 2007 and 2006 was \$3.3 million, \$20.7 million and \$17.4 million, respectively.

As of December 31, 2008, there was \$49.0 million of total unrecognized compensation cost related to nonvested share-based compensation agreements granted under the Plan. Of this total, \$33.8 million of unrecognized compensation costs relate to performance shares and \$15.2 million relates to time vested shares. The unrecognized costs associated with the performance shares may or may not be recognized in future periods, depending upon whether or not the performance conditions are met. The cost associated with the time vested shares is expected to be recognized over a weighted-average period of 1.4 years.

Under terms of our Shareholder Rights Agreement each outstanding share of our Common Stock is accompanied by one Right. The "Distribution Date" occurs ten days after an announcement that a person has become the beneficial owner (as defined in the Agreement) of the Designated Percentage of our Common Stock (the date on which such an acquisition occurs is the "Shares Acquisition Date" and a person who makes such an acquisition is an "Acquiring Person"), or ten business days after a person announces or begins a tender offer in which consummation of such offer would result in ownership by a person of 15 percent or more of the Common Stock. The Designated Percentage is 15% or more, except that for certain investment advisers and investment companies advised by such advisers, the Designated Percentage is 20% or more if certain conditions are met. The Rights are not exercisable until the Distribution Date. Each Right will initially entitle shareholders to buy one-half of one share of our Common Stock at a Purchase Price of \$225 per full share (equivalent to \$112.50 for each one-half share), subject to adjustment. If there is an Acquiring Person, then each Right (subject to certain limitations) will entitle its holder to purchase, at the Rights' then-current Purchase Price, a number of our shares of Common Stock (or if after the Shares Acquisition Date, we are acquired in a business combination, common shares of the acquiror) having a market value at the time equal to twice the Purchase Price. The Rights will expire on July 22, 2009, subject to extension. The Rights are redeemable at a price of \$0.001 per Right at any time prior to the time a person becomes an Acquiring Person. Other than certain amendments, the Board of Directors may amend the Rights in any respect without the consent of the holders of the Rights.

14. Leases

We lease certain office space as well as data processing equipment and autos under operating leases that expire during the next six years. Generally, rental payments are fixed.

Total rental expense under operating leases was \$8.1 million, \$7.7 million and \$6.9 million in 2008, 2007 and 2006, respectively.

At December 31, 2008, minimum future operating lease payments are as follows (in thousands of dollars):

2009	\$ 6,054
2010	4,830
2011	2,277
2012	1,448
2013 and thereafter	1,054
Total	\$15,663

15. Litigation and contingencies

We are involved in litigation in the ordinary course of business. In our opinion, the ultimate resolution of this pending litigation will not have a material adverse effect on our financial position or results of operations.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that we will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce, which regulates insurance, we provided the Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the Minnesota Department of Commerce, and beginning in March 2008 that Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions. In June 2008, we received a subpoena from the Department of Housing and Urban Development, commonly referred to as HUD, seeking information about captive mortgage reinsurance similar to that requested by the Minnesota Department of Commerce, but not limited in scope to the state of Minnesota. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

In October 2007, the Division of Enforcement of the Securities and Exchange Commission requested that we voluntarily furnish documents and information primarily relating to C-BASS, the now-terminated merger with Radian and the subprime mortgage assets "in the Company's various lines of business." We are in the process of providing responsive documents and information to the Securities and Exchange Commission. As part of its initial information request, the SEC staff informed us that this investigation should not be construed as an indication by the SEC or its staff that any violation of the securities laws has occurred, or as a reflection upon any person, entity or security.

In 2008, complaints in five separate purported stockholder class action lawsuits were filed against us, several of our officers and an officer of C-BASS. The allegations in the complaints are generally that through these individuals we violated the federal securities laws by failing to disclose or misrepresenting C-BASS's liquidity, the impairment of our investment in C-BASS, the inadequacy of our loss reserves and that we were not adequately capitalized. The collective time period covered by these lawsuits begins on October 12, 2006 and ends on February 12, 2008. The complaints seek damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported misstatements and omissions. With limited exceptions, our bylaws provide that our officers are entitled to indemnification from us for claims against them of the type alleged in the complaints. We believe, among other things, that the allegations in the complaints are not sufficient to prevent their dismissal and intend to defend against them vigorously. However, we are unable to predict the outcome of these cases or estimate our associated expenses or possible losses.

Other lawsuits alleging violations of the securities laws could be brought against us. In December 2008, a holder of a class of certificates in a publicly offered securitization for which C-BASS was the sponsor brought a purported class action under the federal securities laws against C-BASS; the issuer of such securitization, which was an affiliate of a major Wall Street underwriter; and the underwriters alleging material misstatements in the offering documents. The complaint describes C-BASS as a venture of MGIC, Radian Group and the management of C-BASS and refers to Doe defendants who are unknown to the plaintiff but who the complaint says are legally responsible for the events described in the complaint.

Two law firms have issued press releases to the effect that they are investigating whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment in or holding of our common stock. With limited exceptions, our bylaws provide that the plan fiduciaries are entitled to indemnification from us for claims against them. We intend to defend vigorously any proceedings that may result from these investigations.

Under our contract underwriting agreements, we may be required to provide certain remedies to our customers if certain standards relating to the quality of our underwriting work are not met. The cost of remedies provided by us to customers for failing to meet these standards has not been material to our financial position or results of operations for the years ended December 31, 2008, 2007 and 2006.

See Note 12 for a description of federal income tax contingencies.

16. Unaudited quarterly financial data

	Quarter				2008
2008	First	Second	Third	Fourth	Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 368,454	$ 371,797	$ 365,042	$ 360,754	$1,466,047
Net premiums earned	345,488	350,292	342,312	355,088	1,393,180
Investment income, net of expenses	72,482	76,982	78,612	80,441	308,517
Losses incurred, net(a)	691,648	688,143	788,272	903,438	3,071,501
Change in premium deficiency reserves	(263,781)	(158,898)	(204,240)	(129,586)	(756,505)
Underwriting and other expenses	76,986	68,236	62,424	63,668	271,314
Net loss	(34,394)	(97,899)	(113,274)	(273,347)	(518,914)
Loss per share(a):					
Basic	(0.41)	(0.79)	(0.91)	(2.21)	(4.55)
Diluted	(0.41)	(0.79)	(0.91)	(2.21)	(4.55)

(a) Our view of potential losses on the 2006 and 2007 books of business has trended upward since the first quarter of 2008.

2007	Quarter First	Second	Third(b)	Fourth(c)(d)	2007 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$304,034	$320,988	$ 340,244	$ 380,528	$ 1,345,794
Net premiums earned	299,021	306,451	320,966	335,952	1,262,390
Investment income, net of expenses	62,970	61,927	64,777	70,154	259,828
Losses incurred, net	181,758	235,226	602,274	1,346,165	2,365,423
Change in premium deficiency reserves	—	—	—	1,210,841	1,210,841
Underwriting and other expenses	75,072	75,330	86,325	72,883	309,610
Net income (loss)	92,363	76,715	(372,469)	(1,466,627)	(1,670,018)
Earnings (loss) per share(a):					
Basic	1.13	0.94	(4.61)	(18.17)	(20.54)
Diluted	1.12	0.93	(4.61)	(18.17)	(20.54)

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

(b) The third quarter results included a net-of-tax impairment charge of $303 million related to our investment in C-BASS. (See Note 10.)

(c) The fourth quarter results included the establishment of premium deficiency reserves related to our Wall Street bulk business. (See Notes 1 and 8.)

(d) The fourth quarter results reflect the significant deterioration in the performance of loans insured experienced during that quarter, as reported under losses incurred.

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Karl E. Case
Professor of Economics
Wellesley College
Wellesley, MA

Curt S. Culver
Chairman and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

David S. Engelman
Private Investor
San Diego, CA

Thomas M. Hagerty
Managing Director
Thomas H. Lee Company
Boston, MA
A private investment firm

Kenneth M. Jastrow, II
Non-Executive Chairman
Forestar Group Inc.
Austin, TX
A company engaged in various real estate businesses

Daniel P. Kearney
Business Consultant and Private Investor
Chicago, IL

Michael E. Lehman
Executive Vice President and Chief Financial Officer
Sun Microsystems, Inc.
Menlo Park, CA
A provider of computer systems and professional support services

William A. McIntosh
Former Executive Committee Member and Managing Director
Salomon Brothers Inc
New York, NY
An investment banking firm

Leslie M. Muma
Former President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Donald T. Nicolaisen
Former Chief Accountant
United States Securities and Exchange Commission
Washington, DC

Officers

MGIC Investment Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Senior Vice Presidents
James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Komanecki
Controller and Chief Accounting Officer

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Mortgage Guaranty Insurance Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Lawrence J. Pierzchalski
Risk Management

Senior Vice Presidents
Carla A. Gallas
Claims

James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Komanecki
Controller and Chief Accounting Officer

Michael G. Meade
Information Services and Chief Information Officer

Steven T. Snodgrass
Capital Markets

Cheryl L. Webb
Field Operations

Martin F. Wood
International Business Development

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Michael J. Zimmerman
Investor Relations

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen L. Blose
Corporate Development

Mark F. Conrad
National Accounts

Stephen M. Dempsey
Managing Director

Sandra K. Dunst
Claims Operations

Edward G. Durant
Analytic Services

Timothy J. Edwards
Capital Markets Sales

David A. Greco
Credit Policy

Ralph J. Gundrum
Securities Law Counsel and Assistant Secretary

Heidi A. Heyrman
Regulatory Relations and Assistant Secretary

Steven F. Himebauch
National Accounts

James J. Hughes
Managing Director

W. Thomas Hughes
Managing Director

Malcom T. Hurst
Sales

Eric B. Klopfer
International Strategic Initiatives and Regulatory Affairs

Mark J. Krauter
National Accounts

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

Salvatore A. Miosi
Marketing

Jeffrey N. Nielsen
Financial Planning/Analysis

Lisa M. Pendergast
Assistant Treasurer

Eric L. Rice
Sales

John R. Schroeder
Risk Management

Dan D. Stilwell
Assistant General Counsel, Chief Compliance Officer and Assistant Secretary

James R. Stirling
Information Services and Chief Technology Officer

Thomas B. Theobald
National Accounts

Kurt J. Thomas
Human Resources

Steven M. Thompson
Risk Management

Kathleen E. Valenti
Loss Mitigation

Bernhard W. Verhoeven
Risk Management

John S. Wiseman
Managing Director

Jerry L. Wormmeester
National Accounts

Performance Graph

The graph below compares the cumulative total return on (a) our Common Stock, (b) the Russell 1000 Financial Index, (c) a new composite peer group index selected by us, (d) the Standard & Poor's 500 Stock Index and (e) the Standard & Poor's 500 Financials Index. Our peer group consists of Radian Group Inc., The PMI Group, Inc. and Triad Guaranty Inc. We selected this peer group because it includes each of the public companies, other than us, for which private mortgage insurance is the primary business. In 2008, Triad Guaranty Inc. ceased writing new private mortgage insurance. We nevertheless included Triad Guaranty Inc. in our peer group because it was writing business during the majority of the period covered by the graph below and because we did not want our peer group to consist of only two companies.

Our prior performance graphs compared the cumulative total return of our Common Stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Financials Index, in part because our Common Stock was formerly included in both of these indexes. As a result of the decrease in our market capitalization during 2007 and 2008, we are no longer included in either index. As a result, we decided to (i) replace the Standard & Poor's 500 Financials Index with the Russell 1000 Financial Index, which includes companies with market capitalizations more similar to our current market capitalization and (ii) replace the Standard & Poor's 500 Stock Index with a peer group selected by us.


160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
S&P 500
S&P 500 FINANCIAL INDEX
RUSSELL 1000 FINANCIAL INDEX
PEER INDEX
MGIC INVESTMENT CORPORATION

	2003	2004	2005	2006	2007	2008
S&P 500	100	111	116	135	142	90
S&P 500 Financial Index	100	111	118	141	115	51
Russell 1000 Financial Index	100	113	121	143	119	58
Peer Index	100	112	114	118	29	6
MGIC	100	121	117	113	41	6

Shareholder Information

The Annual Meeting

The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on May 14, 2009 at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report

Copies of the Annual Report on Form 10-K, as amended, for the year ended December 31, 2008, filed with the Securities and Exchange Commission, are available without charge to shareholders on request from:

Secretary
MGIC Investment Corporation
P. O. Box 488
Milwaukee, WI 53201

The Annual Report on Form 10-K referred to above includes as exhibits certifications from the Company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act. Following the 2008 Annual Meeting of Shareholders, the Company's Chief Executive Officer submitted a Written Affirmation to the New York Stock Exchange that he was not aware of any violation by the Company of the corporate governance listing standards of the Exchange.

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164
(800) 468-9716

Corporate Headquarters

MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address

P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholder Services

(414) 347-6596

MGIC Stock

MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At March 13, 2009, 125,085,652 shares were outstanding. The following table sets forth for 2007 and 2008 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange.

	2007		2008	
Quarters	High	Low	High	Low
1st	$68.96	$53.90	$22.72	$9.60
2nd	66.46	53.61	14.14	5.41
3rd	57.94	27.28	12.50	3.51
4th	36.71	16.18	8.91	1.58

In 2007 and 2008 the Company declared and paid the following cash dividends:

	2007	2008
Quarters		
1st	$ .25	$.025
2nd	.25	.025
3rd	.25	.025
4th	.025	—
	$.775	$.075

In October 2008, the Company discontinued payment of its dividend.

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see "Management's Discussion and Analysis — Liquidity and Capital Resources" and Note 13 of the Notes to the Consolidated Financial Statements.

As of February 15, 2009, the number of shareholders of record was 140. In addition, the Company estimates that there are more than 60,000 beneficial owners of shares held by brokers and fiduciaries.

MGIC INVESTMENT CORPORATION

MGIC Investment Corporation
MGIC Plaza, Milwaukee, Wisconsin 53202 • http://mtg.mgic.com